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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 3)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

TRANSATLANTIC HOLDINGS, INC.
(Name of Registrant as Specified In Its Charter)
VALIDUS HOLDINGS, LTD. TV HOLDINGS, LLC TV MERGER SUB, LLC
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
	(4)	Proposed maximum aggregate value of transaction:
	(5)	Total fee paid:
☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

         PRELIMINARY CONSENT STATEMENT, DATED NOVEMBER 3, 2011—SUBJECT TO COMPLETION

CONSENT STATEMENT
OF
VALIDUS HOLDINGS, LTD.,
TV HOLDINGS, LLC, and
TV MERGER SUB, LLC

WITH RESPECT TO
TRANSATLANTIC HOLDINGS, INC.

        This consent statement ("Consent Statement") and the enclosed BLUE consent card are being furnished by Validus Holdings, Ltd., a Bermuda exempted company ("Validus," "we" or "us"), TV Holdings, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Validus ("TV Holdings"), and TV Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of TV Holdings ("TV Merger Sub") (for convenience purposes, throughout this Consent Statement, we sometimes refer herein to Validus as the party soliciting consents) in connection with the solicitation of written consents from the holders of shares of common stock, par value $1.00 per share (the "Transatlantic Shares"), of Transatlantic Holdings, Inc., a Delaware corporation ("Transatlantic"). Stockholder action by written consent is a process authorized by the General Corporation Law of the State of Delaware (the "DGCL") that allows a Delaware corporation's stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders.

        This Consent Statement is dated                    , 2011 and is first being mailed to Transatlantic stockholders, along with the enclosed BLUE consent card, on or about                        , 2011.

        Validus is soliciting written consents from holders of Transatlantic Shares to take the following actions (each, a "Proposal" and collectively, the "Proposals") without a meeting of Transatlantic stockholders.

Proposal 1.	Amend Article III, Section 3.3 of the Amended and Restated Bylaws of Transatlantic (the "Bylaws") in order to expressly provide that Transatlantic stockholders may fill any vacancies, however caused, on the board of directors of Transatlantic (the "Transatlantic Board").
Proposal 2.	Amend Article III, Section 3.1 of the Bylaws in order to expressly provide that Transatlantic stockholders or the Transatlantic Board may determine the size of the Transatlantic Board.
Proposal 3.

Repeal any provision of the Bylaws in effect at the time this Proposal becomes effective (other than the amendments contemplated by Proposal 1 and Proposal 2) that was not included in the Bylaws filed by Transatlantic with the Securities and Exchange Commission on July 28, 2011.

Proposal 4.

Remove, without cause, the following seven members of the Transatlantic Board (and any person or persons, other than those elected by this consent solicitation, elected, appointed or designated by the Transatlantic Board to fill any vacancy or newly created directorship on or after                    , 2011 and prior to the time that any of the actions proposed to be taken by this consent solicitation become effective): Richard S. Press, Stephen P. Bradley, Ian H. Chippendale, John G. Foos, John L. McCarthy, Robert F. Orlich and Michael C. Sapnar.

Proposal 5.

Elect Raymond C. Groth, Paul G. Haggis, and Thomas C. Wajnert (each, a "Nominee" and collectively, the "Nominees") to the Transatlantic Board to serve as directors of Transatlantic until the next annual meeting of Transatlantic stockholders and until their successors are duly elected and qualified.

Proposal 6.

Fix, pursuant to Article III, Section 3.1 of the Bylaws, the number of directors constituting the entire Transatlantic Board at (x) the number of Nominees, if any, elected pursuant to Proposal 5 plus (y) the number of Transatlantic directors, if any, not removed pursuant to Proposal 4 and remaining in office immediately thereafter (other than any Nominee).

        Detailed information concerning the Proposals is set forth under the caption "The Proposals."

        Validus recommends that Transatlantic stockholders promptly consent to all of the Proposals.

        The Proposals are designed to expedite the acquisition of Transatlantic by Validus pursuant to the Validus Transaction Proposal (as defined below). While the Nominees will need to determine in accordance with their fiduciary duties whether to accept the Validus Transaction Proposal, Validus believes that the election of the Nominees will signal that a majority of Transatlantic stockholders favor the Transatlantic Board entering into a definitive transaction agreement with Validus that gives effect to the Validus Transaction Proposal.

        On June 12, 2011, Transatlantic entered into an Agreement and Plan of Merger with Allied World Assurance Company Holdings, AG, a corporation limited by shares organized under the laws of Switzerland ("Allied World") and GO Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Allied World ("Acquisition Sub") (the "Allied World Acquisition Agreement"), which would have resulted in the merger of Acquisition Sub with and into Transatlantic, with Transatlantic continuing as the surviving corporation in the merger as a wholly-owned subsidiary of Allied World (the "Allied World Acquisition"). Transatlantic, Allied World and Acquisition Sub terminated the Allied World Acquisition Agreement on September 16, 2011 and abandoned the Allied World Acquisition.

        On July 12, 2011, Validus publicly announced that it had delivered a written proposal to the Transatlantic Board to combine the businesses of Validus and Transatlantic through a merger transaction in which Validus would acquire all of the outstanding Transatlantic Shares (the "Initial Validus Proposal"). Pursuant to the Initial Validus Proposal, Transatlantic stockholders would have received 1.5564 Validus voting common shares, par value $0.175 per share (the "Validus Shares"), in the merger and $8.00 per share in cash pursuant to a one-time special dividend from Transatlantic immediately prior to closing of the merger for each Transatlantic Share they own.

        On July 25, 2011, Validus commenced an exchange offer for all of the outstanding Transatlantic Shares (the "Validus Exchange Offer") pursuant to which Transatlantic stockholders will receive 1.5564 Validus Shares and $8.00 per share in cash (less applicable withholding taxes and without interest) in exchange for each Transatlantic Share they own.

        Validus and Transatlantic entered into a confidentiality agreement (the "Confidentiality Agreement") on September 23, 2011 and thereafter engaged in mutual due diligence, including through electronic data rooms, conference calls and in-person meetings. This diligence process, performed in consultation with an internationally recognized actuarial firm, generally confirmed Validus' prior view of Transatlantic's business, operations and reserve levels.

        On November 2, 2011, Validus delivered a letter containing an increased offer to the Transatlantic Board pursuant to which Validus would acquire Transatlantic through an exchange offer and second-step merger for 1.5564 Validus Shares per Transatlantic Share and Transatlantic would pay a one-time special dividend of $11.00 in cash per Transatlantic Share (which may be increased by the amount of the Special Excess Dividend (as defined below)) immediately prior to the expiration time of the exchange offer (the "Validus Merger Offer"). The Transatlantic Board has failed to accept the Validus Merger Offer.

        On November 3, 2011, Validus announced that it had amended the terms of the Validus Exchange Offer to include offer consideration of 1.5564 Validus Shares and $11.00 in cash (less applicable withholding taxes and without interest) per Transatlantic Share and to permit Transatlantic to pay up to a $2.00 per share Special Excess Dividend (less applicable withholding taxes and without interest) prior to the expiration time of the Validus Exchange Offer. Validus thereafter filed Amendment No. 20 to Validus' Schedule TO relating to the Validus Exchange Offer to reflect the revised terms of the Validus Exchange Offer. The terms and conditions of the Validus Exchange Offer are set forth in the prospectus/offer to exchange filed by Validus with the United States Securities and Exchange Commission (the "SEC") pursuant to Rule 424(b)(3) on August 22, 2011 (as it may be amended or supplemented from time to time, the "Validus Prospectus") as amended by Amendment No. 20 to Validus' Schedule TO filed with the SEC on November 3, 2011, and are summarized in the section of this Consent Statement titled "Certain Information Regarding the Validus Transaction Proposal—The Validus Exchange Offer." We refer to the transactions contemplated by the Validus Merger Offer and the Validus Exchange Offer herein collectively as the "Validus Transaction Proposal."

        Validus has notified Transatlantic that it would permit Transatlantic, pursuant to the terms of the Validus Merger Offer and Validus Exchange Offer, to pay up to a $2.00 per share cash special dividend (less applicable withholding taxes and without interest); the aggregate amount available to pay this cash special dividend to all Transatlantic stockholders would be reduced on a dollar-for-dollar basis for any funds used by Transatlantic for share repurchases made after October 31, 2011 (such dividend, the "Special Excess Dividend"). Therefore, if Transatlantic continues share repurchases from selling stockholders it will result in a lower Special Excess Dividend payable to all Transatlantic stockholders in a transaction with Validus. Validus cannot be assured of the timing or amounts of any ongoing Transatlantic share repurchases and therefore cannot ensure that the full amount of the Special Excess Dividend would be made available to all Transatlantic stockholders. Any Special Excess Dividend will be funded from available cash on hand at Transatlantic.

        The Validus Merger Offer could be structured to be tax-free to Transatlantic stockholders with respect to the Validus Shares to be issued thereunder. The $11.00 cash special dividend in the Validus Merger Offer and any Special Excess Dividend will generally be taxable to U.S. stockholders of Transatlantic and may be subject to withholding taxes for non-U.S. stockholders of Transatlantic, although many such non-U.S. stockholders may be eligible for a reduced rate of withholding tax, or an elimination of withholding tax under an applicable tax treaty. In contrast, the Validus Shares and cash (including the Special Excess Dividend) to be received by Transatlantic stockholders in the Validus Exchange Offer will generally be taxable to Transatlantic stockholders. Because individual circumstances may differ, Validus urges Transatlantic stockholders to consult with their own tax advisors as to the specific tax consequences of the Validus Merger Offer and the Validus Exchange Offer, including the applicability of U.S. federal, state, local, non-U.S. and other tax laws.

        Validus believes that the Validus Merger Offer can be consummated most promptly and effectively if the Transatlantic Board approves Transatlantic's entry into a two-step transaction involving an exchange offer and a second-step merger. Consequently, Validus has proposed to Transatlantic an agreement and plan of merger that provides for a two-step transaction pursuant to which Validus would acquire Transatlantic Shares pursuant to the Validus Exchange Offer (which would be amended to reflect the terms of such agreement and plan of merger) and then acquire any remaining Transatlantic Shares through a second-step merger at the same stock consideration per share contemplated by the Validus Merger Offer. The $11.00 cash special dividend and any Special Excess Dividend would be paid prior to the expiration time of the Validus Exchange Offer. Validus delivered a merger agreement reflecting the two-step structure to Transatlantic on October 16, 2011. Validus intends to deliver a similar merger agreement to the Nominees if the Proposals are successful and the Nominees are elected to the Transatlantic Board. Although Validus believes that the Nominees will determine that entering into such a merger agreement is in accordance with their fiduciary duties to Transatlantic stockholders, there is no guarantee that they will do so or, if they determine to do so, whether they will seek to enter into such a merger agreement on a prompt basis.

        WE ARE NOT ASKING YOU TO VOTE ON OR APPROVE THE VALIDUS MERGER OFFER AT THIS TIME. IN ADDITION, THIS CONSENT STATEMENT IS NOT INTENDED TO BE A REQUEST FOR THE TENDER OF TRANSATLANTIC SHARES OR AN OFFER WITH RESPECT THERETO, AND DELIVERY OF WRITTEN CONSENTS HEREUNDER WILL NOT CONVEY RECORD OR BENEFICIAL OWNERSHIP OF TRANSATLANTIC SHARES TO VALIDUS. YOU MUST SEPARATELY TENDER YOUR TRANSATLANTIC SHARES PURSUANT TO THE VALIDUS EXCHANGE OFFER IF YOU WISH TO PARTICIPATE IN THE VALIDUS EXCHANGE OFFER. EXECUTING A WRITTEN CONSENT DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES PURSUANT TO THE VALIDUS EXCHANGE OFFER OR VOTE IN FAVOR OF THE VALIDUS MERGER PROPOSAL, IF SUCH PROPOSAL IS VOTED ON BY TRANSATLANTIC STOCKHOLDERS. YOUR FAILURE TO CONSENT DOES NOT PREVENT YOU FROM TENDERING YOUR TRANSATLANTIC SHARES PURSUANT TO THE VALIDUS EXCHANGE OFFER OR VOTING IN FAVOR OF THE VALIDUS MERGER PROPOSAL, IF SUCH PROPOSAL IS VOTED ON BY TRANSATLANTIC STOCKHOLDERS.

        See the sections of this Consent Statement titled "Certain Information Regarding The Validus Transaction Proposal—The Validus Merger Offer" and "—The Validus Exchange Offer" for more information regarding the terms and conditions of the Validus Merger Offer and the Validus Exchange Offer. In addition, please see the section of this Consent Statement titled "Forward—Looking Statements," which describes certain risks and uncertainties which may be applicable to the Validus Transaction Proposal.

        Pursuant to the DGCL, each Proposal will not become effective unless written consents of Transatlantic stockholders holding a majority of the issued and outstanding Transatlantic Shares are delivered to Transatlantic. For additional information regarding this consent solicitation, see the information set forth under the caption "Consent Procedures."

        Although neither Proposal 4 nor Proposal 5 is subject to, or conditioned upon, the adoption of the other, if none of the existing members of the Transatlantic Board are removed pursuant to Proposal 4, then only one of the Nominees may be elected to the Transatlantic Board. Likewise, because Transatlantic's public disclosure indicates that the size of the Transatlantic Board is currently set at eight directors and only seven directors currently hold office, subject to the approval of Proposal 1, all three Nominees could be elected to the Transatlantic Board even if only two Transatlantic directors are removed pursuant to Proposal 4. However, if fewer than five existing directors are removed pursuant to Proposal 4, the Nominees will not alone be able to cause Transatlantic to take any action (even if all Nominees are elected to the Transatlantic Board).

        Because Proposal 2 contemplates the amendment of the Bylaws to permit stockholders to determine the size of the Transatlantic Board, Proposal 6 is subject to, and conditioned on, the approval of Proposal 2 by Transatlantic stockholders.

        Validus is the owner of 200 Transatlantic Shares, representing less than 1% of the issued and outstanding Transatlantic Shares as of                    , 2011, the record date for this consent solicitation (the "Record Date"). Validus intends to deliver written consents in favor of the adoption of each of the Proposals with respect to all such Transatlantic Shares.

        Validus, TV Holdings, TV Merger Sub, the Nominees and the directors and certain officers of Validus (each, a "Participant" and collectively, the "Participants") are participants in this consent solicitation. Additional information concerning the Nominees is set forth under the caption "The Proposals—Proposal 5: Election of the Nominees," and additional information concerning the Participants is set forth in Annex A.

        THIS CONSENT SOLICITATION IS BEING MADE BY VALIDUS AND NOT BY OR ON BEHALF OF TRANSATLANTIC OR THE TRANSATLANTIC BOARD. VALIDUS IS REQUESTING TRANSATLANTIC STOCKHOLDERS TO ACT BY WRITTEN CONSENT WITH RESPECT TO THE PROPOSALS ON THE ENCLOSED BLUE CONSENT CARD.

        IF YOU TAKE NO ACTION, IT IS EFFECTIVELY A VOTE AGAINST THE PROPOSALS. Abstentions, failures to sign, date and return consent cards, and broker-non votes, if any, will all have the same effect as withholding consent. Please sign, date and return the enclosed BLUE consent card in the postage-paid envelope provided.

        Transatlantic has filed a consent revocation statement with the SEC with respect to this consent solicitation. Validus urges that you NOT return any white consent revocation card that may be sent to you by or on behalf of Transatlantic.

VALIDUS RECOMMENDS THAT TRANSATLANTIC STOCKHOLDERS
PROMPTLY CONSENT TO ALL OF THE PROPOSALS.

PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE CONSENT CARD
IN THE POSTAGE-PAID ENVELOPE PROVIDED.

IMPORTANT INFORMATION REGARDING THIS CONSENT SOLICITATION

        Your prompt action is important. Validus urges you to sign, date and return the enclosed BLUE consent card in the postage-paid envelope provided. Your consent is important, no matter how many or how few Transatlantic Shares you own. Please send in your BLUE consent card today. You must sign and date the BLUE consent card in order for it to be valid.

        If your Transatlantic Shares are held in "street-name," deliver the enclosed BLUE consent instruction form to your broker, dealer, bank, trust company or other nominee or contact the person responsible for your account to consent on your behalf and to ensure that a BLUE consent card is submitted on your behalf. If your broker, dealer, bank, trust company or other nominee or contact person responsible for your account provides for consent instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE consent instruction form.

        For additional information or assistance, please contact Innisfree M&A Incorporated, the firm assisting Validus in the solicitation of written consents:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll Free: (877) 717-3929
Banks and Brokers May Call Collect: (212) 750-5833

v

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

        The following are questions that you, as a stockholder of Transatlantic, may have about this consent solicitation and the answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement. Validus urges you to read this entire Consent Statement (including the Annex) carefully before deciding on whether to deliver your written consent.

Q:    Who is making the solicitation?

A:    The solicitation is being made by Validus, TV Holdings, TV Merger Sub and certain other participants named herein.

  For additional information concerning Validus, TV Holdings, TV Merger Sub and the other participants to this consent solicitation, please see the section titled "OTHER INFORMATION" and Annex A of this Consent Statement.

Q:    What is Validus requesting Transatlantic stockholders to consent to?

A:    Validus is requesting Transatlantic stockholders to consent to the following proposals:

  •
  Proposal 1 seeks to amend the Bylaws to expressly provide that Transatlantic stockholders may fill any vacancies, however caused, on the Transatlantic Board.

  •
  Proposal 2 seeks to amend the Bylaws in order to expressly provide that Transatlantic stockholders or the Transatlantic Board may determine the size of the Transatlantic Board.

  •
  Proposal 3 seeks to repeal any further amendment to the Bylaws made by the Transatlantic Board such that the current Transatlantic Board will not be able to, through changes to the Bylaws, limit the ability of the Nominees (if elected) to take actions they believe to be in the best interests of Transatlantic stockholders. Proposal 3 will also repeal any further amendments to the Bylaws adopted by Transatlantic stockholders (other than as contemplated by Proposal 1 and Proposal 2).

  •
  Proposal 4 seeks to remove, without cause, seven current members of the Transatlantic Board (and any person or persons, other than those elected by this consent solicitation, elected, appointed or designated by the Transatlantic Board to fill any vacancy or newly created directorship on or after            , 2011 and prior to the time that any of the actions proposed to be taken by this consent solicitation become effective).

  •
  Proposal 5 seeks to replace the directors removed pursuant to Proposal 4 with the Nominees.

  •
  Proposal 6 seeks to fix the number of directors constituting the entire Transatlantic Board at the number of directors constituting the Transatlantic Board immediately following (x) the removal, if any, of any Transatlantic directors pursuant to Proposal 4 and (y) the election of Nominees, if any, to the Transatlantic Board pursuant to Proposal 5.

  For detailed information on the Proposals, including regarding each of the Nominees, see the section captioned "The Proposals."

  Validus recommends that Transatlantic stockholders promptly consent to all of the Proposals.

  While the Nominees will need to determine in accordance with their fiduciary duties whether to accept the Validus Transaction Proposal, Validus believes that the election of the Nominees will signal that a majority of Transatlantic stockholders favor the Transatlantic board entering into a definitive transaction agreement with Validus that gives effect to the Validus Transaction Proposal.

Q:    Who are the Nominees?

A:    The Nominees, Raymond C. Groth, Paul G. Haggis, and Thomas C. Wajnert, are each highly qualified individuals with experience serving on the boards of directors and/or as executives of public insurance and reinsurance companies. Validus believes that each of the Nominees is independent of Transatlantic under the listing standards of the New York Stock Exchange ("NYSE") and is not currently affiliated with Transatlantic or any of its subsidiaries. The principal occupation and business experience of each Nominee is set forth under the caption "The Proposals—Proposal 5: Election of the Nominees."

Q:    Why is Validus soliciting stockholder consents?

A:    Validus is seeking your consent to the Proposals to elect to the Transatlantic Board persons who Validus expects would act, subject to their fiduciary duties under Delaware law as directors of Transatlantic, on the Validus Transaction Proposal or any other proposal that they deem to be in the best interests of Transatlantic stockholders.

Validus believes that the Validus Merger Offer can be consummated most promptly and effectively if the Transatlantic board of directors approves Transatlantic's entry into a two-step transaction involving an exchange offer and a second-step merger. Consequently, Validus has proposed to Transatlantic an agreement and plan of merger that provides for a two-step transaction pursuant to which Validus would acquire Transatlantic Shares pursuant to the Validus Exchange Offer (which would be amended to reflect the terms of such agreement and plan of merger) and then acquire any remaining Transatlantic Shares through a second-step merger at the same stock consideration per share contemplated by the Validus Merger Offer. The $11.00 cash special dividend and any Special Excess Dividend would be paid prior to the expiration time of the Validus Exchange Offer. Validus delivered a merger agreement reflecting the two-step structure to Transatlantic on October 16, 2011. Validus intends to deliver a similar merger agreement to the Nominees if the Proposals are successful and the Nominees are elected to the Transatlantic Board. Although Validus believes that the Nominees will determine that entering into such a merger agreement is in accordance with their fiduciary duties to Transatlantic stockholders, there is no guarantee that they will do so or, if they determine to do so, whether they will seek to enter into such a merger agreement on a prompt basis.

The specific terms of the Proposals, as well as the procedures governing the written consent process, are described in this Consent Statement.

Q:    Does this Consent Statement relate to the same matters you describe in your proxy statement relating to the Allied World Acquisition Agreement?

A.    No. We previously filed a proxy statement in connection with our solicitation of proxies to be used at a special meeting of Transatlantic stockholders at which Transatlantic stockholders were to have considered the Allied World Acquisition Agreement and related matters. The Allied World Acquisition Agreement was terminated on September 16, 2011. You should read this Consent Statement carefully, as it relates to separate matters that are described in detail in this Consent Statement.

Q:    If you consent to the Proposals, are you agreeing to tender your Transatlantic Shares in the Validus Exchange Offer or to vote in favor of the Validus Merger Offer?

A.    No. Delivery of your written consent to the Proposals does not obligate you to tender your Transatlantic Shares in the Validus Exchange Offer or vote in favor of the Validus Merger Offer. Although Validus believes that the election of our Nominees to the Transatlantic Board is an important step toward prompt consummation of the Validus Transaction Proposal, we are not asking Transatlantic stockholders to make a decision to tender their Transatlantic Shares pursuant to the Validus Exchange Offer or vote in favor of the Validus Merger Offer by means of this consent solicitation. Stockholders should be aware that, although Validus intends to vigorously pursue the consummation of the Validus Transaction Proposal, there is no guarantee that the Validus Transaction Proposal will be consummated even if the Nominees are elected to the Transatlantic Board.

Q:    Who can give a written consent to the Proposals?

A:    If you are a record owner of Transatlantic Shares (that is, you hold your Transatlantic Shares in your name on the books and records of Transatlantic) as of the close of business on                , 2011, the record date for this consent solicitation (the "Record Date"), you have the right to consent to the Proposals. If your Transatlantic Shares are held in "street name" in the name of a broker, dealer, bank, trust company or other nominee, only it can execute a consent representing your Transatlantic Shares and only on receipt of your specific instructions. If you are a Transatlantic stockholder of record as of the Record Date, you will retain your right to deliver a written consent in favor of the Proposals even if you sell your Transatlantic Shares after the Record Date.

Q:    How many consents must be granted in favor of the Proposals to adopt them?

A:    The Proposals will be adopted and become effective when written, unrevoked consents signed by the holders of a majority of the outstanding Transatlantic Shares as of the close of business on the Record Date are delivered to Transatlantic (so long as such delivery is within 60 calendar days of the date of the earliest dated written consent delivered to Transatlantic). Based on the most recent information disclosed by Transatlantic, as of the Record Date, there were            Transatlantic Shares issued and outstanding. Based on this information, the written consent of the holders of at least          Transatlantic Shares is necessary to adopt the Proposals.

Although neither Proposal 4 nor Proposal 5 is subject to, or conditioned upon, the adoption of the other, if none of the existing members of the Transatlantic Board are removed pursuant to Proposal 4, then only one of the Nominees may be elected to the Transatlantic Board. Likewise, because Transatlantic's public disclosure indicates that the size of the Transatlantic Board is currently set at eight directors and only seven directors currently hold office, subject to the approval of Proposal 1, all three Nominees could be elected to the Transatlantic Board even if only two Transatlantic directors are removed pursuant to Proposal 4. However, if fewer than five existing directors are removed pursuant to Proposal 4, the Nominees will not alone be able to cause Transatlantic to take any action (even if all Nominees are elected to the Transatlantic Board).

Because Proposal 2 contemplates the amendment of the Bylaws to permit stockholders to determine the size of the Transatlantic Board, Proposal 6 is subject to, and conditioned on, the approval of Proposal 2 by Transatlantic stockholders.

Q:    When is the deadline for submitting written consents?

A:    Validus urges you to submit your written consent as soon as possible so that its Nominees can be seated on the Transatlantic Board as soon as possible and consider the Validus Transaction Proposal and any other proposal that they deem to be in the best interests of Transatlantic stockholders. In order for the Proposals to be adopted, Transatlantic must receive the written, unrevoked consents signed by the holders of a majority of the outstanding Transatlantic Shares as of the close of business on the Record Date within 60 calendar days of the date of the earliest dated written consent delivered to Transatlantic. Validus urges you to act promptly to ensure that your consent will count. Validus recommends that Transatlantic stockholders promptly consent to all of the Proposals.

Q:    What should I do to consent?

A:    If you hold your Transatlantic Shares in record name, sign, date and return the enclosed BLUE consent card in the postage-paid envelope provided. In order for your consent to be valid, your BLUE consent card must be signed and dated.

If your Transatlantic Shares are held in the name of a broker, dealer, bank, trust company or other nominee, only it can execute a BLUE consent card with respect to your Transatlantic Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to promptly mark, sign, date and return the enclosed BLUE consent card in favor of all of the Proposals. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Validus, care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

Additional information about submitting a BLUE consent card is set forth under the caption "Consent Procedures."

Q:    What if I do not return my BLUE consent card?

A:    If you are a record holder of Transatlantic Shares and do not sign, date and return a BLUE consent card, you will effectively be voting against the Proposals. If you hold your Transatlantic Shares in "street name" and do not contact your broker, dealer, commercial bank, trust company or other nominee to ensure that a BLUE consent card is submitted on your behalf, you will effectively be voting against the Proposals.

Validus urges you to act promptly to ensure that your consent will count. Validus recommends that Transatlantic stockholders promptly consent to all of the Proposals.

Q:    What should I do if I decide to revoke my consent?

A:    You may revoke a signed and dated consent card at any time before the authorized action becomes effective by signing, dating and delivering a written revocation. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a signed and subsequently dated consent card will constitute a revocation of any earlier written consent. The revocation may be delivered either to Validus in care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or such address as Transatlantic may provide. Although a revocation is effective if delivered to Transatlantic, Validus requests that you mail or deliver either the originals or copies of all revocations of consents to Innisfree M&A Incorporated at the address above. This will allow Validus to be aware of all revocations and more accurately determine if and when consents to effect the Proposals have been received from the requisite holders of record as of the Record Date.

Transatlantic has filed a consent revocation statement with the SEC with respect to this consent solicitation. Validus urges that you NOT return any white consent revocation card that may be sent to you by or on behalf of Transatlantic.

Q:    Whom should I contact if I have questions about the solicitation?

A:    Please call or write Innisfree M&A Incorporated, the firm assisting Validus in this consent solicitation, at:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll Free: (877) 717-3929
Banks and Brokers May Call Collect: (212) 750-5833

IMPORTANT

        Regardless of how many or few Transatlantic Shares you own, your consent is very important. Please sign, date and return the enclosed BLUE consent card. VALIDUS RECOMMENDS THAT YOU PROMPTLY CONSENT TO ALL OF THE PROPOSALS.

        Please return each BLUE consent card that you receive since each account must be consented separately.

CERTAIN INFORMATION REGARDING VALIDUS, TV HOLDINGS AND TV MERGER SUB

        Validus is a Bermuda exempted company, with its principal executive offices located at 29 Richmond Road, Pembroke, Bermuda HM 08. The telephone number of Validus is (441) 278-9000. Validus is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly owned subsidiaries, Validus Reinsurance, Ltd. ("Validus Re") and Talbot Holdings Ltd. ("Talbot"). Validus Re is a Bermuda-based reinsurer primarily focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd's insurance market through Syndicate 1183. Validus Shares are traded on the NYSE under the symbol "VR" and, as of                        , 2011, the last practicable date prior to the filing of this Consent Statement, Validus had a market capitalization of approximately $       billion. Validus has approximately 460 employees.

        TV Holdings is a Delaware limited liability company organized in connection with the acquisition of Transatlantic Shares and the Validus Transaction Proposal and has not carried on any activities other than in connection therewith. The principal offices of TV Holdings are located at 29 Richmond Road, Pembroke, Bermuda HM 08. The telephone number of TV Holdings is (441) 278-9000. TV Holdings is a wholly-owned subsidiary of Validus.

        TV Merger Sub is Delaware limited liability company organized in connection with the acquisition of Transatlantic Shares and the Validus Transaction Proposal and has not carried on any activities other than in connection therewith. The principal offices of TV Merger Sub are located at 29 Richmond Road, Pembroke, Bermuda HM 08. The telephone number of TV Merger Sub is (441) 278-9000. TV Merger Sub is a wholly-owned subsidiary of TV Holdings.

        It is not anticipated that TV Holdings or TV Merger Sub will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and those necessary to consummate the Validus Transaction Proposal.

BACKGROUND OF THE CONSENT SOLICITATION

        Since Validus' formation in 2005, Validus has explored all available avenues for profitable growth, including evaluating opportunities for strategic acquisitions which fit Validus' criteria. In connection with such strategic evaluation, Validus has in the past had preliminary discussions with Transatlantic regarding a potential business combination transaction.

        On June 3, 2011, Edward J. Noonan, the Chief Executive Officer and Chairman of the board of directors of Validus (the "Validus Board"), spoke by telephone with Robert F. Orlich, President, Chief Executive Officer and a Director of Transatlantic. Mr. Noonan discussed with Mr. Orlich a potential business combination transaction between Validus and Transatlantic.

        On June 7, 2011, Validus delivered a letter to Transatlantic reiterating its interest in exploring a business combination transaction with Transatlantic.

        On June 12, 2011, Transatlantic and Allied World announced that they had entered into the Allied World Acquisition Agreement.

        On July 7, 2011, Allied World filed the Allied World/Transatlantic Joint Proxy Statement/Prospectus on Form S-4 (as amended from time to time, the "Allied World/Transatlantic Joint Proxy Statement/Prospectus") with the SEC. The Allied World/Transatlantic Joint Proxy Statement/Prospectus purports to provide a summary of the events leading to Allied World and Transatlantic entering into the Allied World Acquisition Agreement.

        In the afternoon of July 12, 2011, Mr. Noonan placed a telephone call to Mr. Orlich. Mr. Noonan spoke to Mr. Orlich and stated that Validus would be making a proposal to acquire Transatlantic in a merger pursuant to which Transatlantic stockholders would receive 1.5564 Validus Shares in the merger and $8.00 per share in cash pursuant to a one-time special dividend from Transatlantic immediately prior to closing of the merger. Mr. Noonan also noted that while Validus preferred to work cooperatively with Transatlantic to complete a consensual transaction, it was also prepared to take the Initial Validus Proposal directly to Transatlantic stockholders if necessary.

        Following this telephone call, in the evening of July 12, 2011, Validus delivered a proposal letter containing the Initial Validus Proposal to the Transatlantic Board in care of Richard S. Press, Chairman of the Transatlantic Board, and Mr. Orlich and issued a press release announcing the Validus Merger Offer. The letter reads as follows:

  July 12, 2011

  Board of Directors of Transatlantic Holdings, Inc.
          c/o Richard S. Press, Chairman
          c/o Robert F. Orlich, President and Chief Executive Officer
  80 Pine Street
  New York, New York 10005

  Re:    Superior Proposal by Validus Holdings, Ltd. to Transatlantic Holdings, Inc.

  Dear Sirs:

  On behalf of Validus, I am pleased to submit this proposal to combine the businesses of Validus and Transatlantic through a merger in which Validus would acquire all of the outstanding stock of Transatlantic. Pursuant to our proposal, Transatlantic stockholders would receive 1.5564 Validus voting common shares in the merger and $8.00 per share in cash pursuant to a one-time special dividend from Transatlantic immediately prior to closing of the merger for each share of Transatlantic common stock they own. This combination, which is highly compelling from both a strategic and financial perspective, would create superior value for our respective shareholders.

  Based on our closing stock price on July 12, 2011, the proposed transaction provides Transatlantic stockholders with total consideration of $55.95 per share of Transatlantic common stock based on the Validus closing price on July 12, 2011, which represents a 27.1% premium to Transatlantic's closing price on June 10, 2011, the last trading day prior to the announcement of the proposed acquisition of Transatlantic by Allied World Assurance Company Holdings, AG. Our proposal also represents a 12.1% premium over the value of stock consideration to be paid to Transatlantic stockholders as part of the proposed acquisition of Transatlantic by Allied World based on the closing prices of Allied World and Validus shares on July 12, 2011. Additionally, our proposed transaction is structured to be tax-free to Transatlantic stockholders with respect to the Validus voting common shares they receive in the merger. The Allied World acquisition of Transatlantic is a fully-taxable transaction and does not include a cash component to pay taxes. Based on recent public statements by a number of significant Transatlantic stockholders, we believe that Transatlantic stockholders would welcome and support our proposed tax-free transaction, which provides higher value, both currently and in the long-term, to Transatlantic stockholders than Transatlantic's proposed acquisition by Allied World.

  Our Board of Directors and senior management have great respect for Transatlantic and its business. As you know from our previous outreaches to you and past discussions, including our recent conversation on June 3rd and our letter dated June 7th, Validus has been interested in exploring a mutually beneficial business combination with Transatlantic for some time. We continue to believe in the compelling logic of a transaction between Transatlantic and Validus. Each of us has established superb reputations with our respective brokers and ceding companies in the markets we serve. The Flaspöhler 2010 Broker Report rated Transatlantic #3 and Validus #7 for "Best Overall" reinsurer and Validus #4 and Transatlantic #7 for "Best Overall—Property Catastrophe." These parallel reputations for excellent service, creativity and underwriting consistency, when combined with the enhanced capital strength and worldwide scope of a combined Validus and Transatlantic, would afford us the opportunity to execute a transaction that would be mutually beneficial to our respective shareholders and customers, and more attractive than the proposed acquisition of Transatlantic by Allied World.

  We believe that our proposal clearly constitutes a "Superior Proposal" under the terms of the proposed Allied World merger agreement for the compelling reasons set forth below:

  1.
  Superior Value.    Our proposal of 1.5564 Validus voting common shares in the merger and $8.00 in cash pursuant to a pre-closing dividend for each share of Transatlantic common stock, which represents total consideration of $55.95 per share of Transatlantic common stock based on the Validus closing price on July 12, 2011, delivers a significantly higher value to Transatlantic stockholders than does the proposed acquisition of Transatlantic by Allied World. As noted above, as of such date, our proposal represents a 27.1% premium to Transatlantic's closing price on June 10, 2011, the last trading day prior to the announcement of the proposed acquisition of Transatlantic by Allied World, and a 12.1% premium over the value of stock consideration to be paid to Transatlantic stockholders in the proposed acquisition of Transatlantic by Allied World based on the closing prices of Allied World and Transatlantic shares on July 12, 2011. Our proposal also delivers greater certainty of value because it includes a meaningful pre-closing cash dividend payable to Transatlantic stockholders in contrast to the all-stock Allied World offer.

  2.
  Tax-Free Treatment.    In addition to the meaningful premium and cash consideration, the proposed transaction with Validus is structured to be tax-free to Transatlantic stockholders with respect to the Validus voting common shares they receive in the merger (unlike the fully-taxable proposed acquisition of Transatlantic by Allied World).

  3.
  Relative Ownership.    Upon consummation of the proposed transaction, Transatlantic stockholders would own approximately 48% of Validus' outstanding common shares on a fully-diluted basis.(1)

(1)
Fully diluted shares calculated using treasury stock method.

	Validus	Allied World
Total Shareholder Return Since Validus IPO(a)	+55%	+24%
Market Cap as of 6/10/11(b)	$3.0 billion	$2.2 billion
Average Daily Trading Volume (3 month)(c)	$27.6 million	$14.6 million
Average Daily Trading Volume (6 month)(d)	$22.4 million	$13.4 million
Price / As-Reported Diluted Book (Unaffected)(e)	0.97x	0.78x
Price / As-Reported Diluted Book (Current)(e)	0.98x	0.76x
Dividend Yield as of 6/10/11 (Unaffected)	3.3%(f)	2.6%(g)

(a)
Including dividends. Based on the closing prices on June 10, 2011 and July 24, 2007. Source: SNL.

(b)
"Market Cap as of 6/10/11" reflects Validus' and Allied World's unaffected market capitalization based on market prices of Validus and Allied World prior to the announcement of the proposed Allied World acquisition of Transatlantic on June 12, 2011.

(c)
Three months prior to June 12, 2011, date of announcement of proposed Allied World acquisition of Transatlantic. Source: Bloomberg.

(d)
Six months prior to June 12, 2011, date of announcement of proposed Allied World acquisition of Transatlantic. Source: Bloomberg.

(e)
Based on March 31, 2011 GAAP diluted book value per share. Unaffected price / as-reported diluted book value measured prior to June 12, 2011 announcement of proposed Allied World acquisition of Transatlantic. Current is as of closing prices of Validus and Allied World stock on July 12, 2011.

(f)
Based on $0.25 per share quarterly dividend, as announced May 5, 2011.

(g)
Based on $0.375 per share quarterly dividend, as disclosed in Allied World Form 8-K dated June 15, 2011.
  4.
  Superior Currency.    Validus' voting common shares have superior performance and liquidity characteristics compared to Allied World's stock:

    Moreover, Validus has maintained a premium valuation on a diluted book value per share multiple basis relative to its peers over the past two years, including Allied World. Our commitment to transparency and shareholder value creation has allowed us to build a long-term institutional shareholder base, even as our initial investors have reduced their ownership in Validus.

  5.
  Robust Long-Term Prospects.    We believe that a combined Validus and Transatlantic would be a superior company to Allied World following its acquisition of Transatlantic:

  •
  Strategic Fit:

  –
  The combination of Validus' strong positions in Bermuda and London and Transatlantic's operations in the United States, continental Europe and Asia would produce a rare example of a complementary business fit with minimal overlap.

  –
  This combination will produce a well-diversified company that will be a global leader in reinsurance.

  –
  This combination will solidify Validus' leadership in property catastrophe, with pro forma managed catastrophe premiums of over $1 billion,(2) while remaining within Validus' historical risk appetite. Validus has significant experience assimilating catastrophe portfolios, most recently its acquisition of IPC Holdings, Ltd. in 2009.

(2)
Based on property catastrophe gross premiums written for Validus and net premiums written for Transatlantic in 2010. Pro forma for Validus ($572 million), Transatlantic ($431 million) and AlphaCat Re 2011 ($43 million).

    –
    Finally, we believe that there is a natural division of expertise among our key executives in line with our complementary businesses.

  •
  Size and Market Position:  This combination would create a geographically diversified company with a top six reinsurance industry position on a pro forma basis,(3) and makes the combined company meaningfully larger than many of the companies considered to be in our mutual peer group. Our merged companies would have gross premiums written over the last twelve months of approximately $6.1 billion as of March 31, 2011.

(3)

(3) Ranked by 2009 net premiums written and excluding the Lloyd's market per Standard & Poor's Global Reinsurance Highlights 2010.

    –
    As the level of capital required to support risk will continue to rise globally, we believe that size will become an even more important competitive advantage in the reinsurance market. The recent renewals at June 1 and July 1, 2011 reinforced this belief as Validus was able to significantly outperform market rate levels—which we believe was a result of our size, superior analytics and our ability to structure private transactions at better than market terms, while not increasing our overall risk levels.

    •
    Significant Structural Flexibility:  Given jurisdiction, size and market position benefits, a combined Validus and Transatlantic would have significant structural flexibility, including its ability to optimally deploy capital globally in different jurisdictions, e.g., through targeted growth initiatives and/or capital management.

    •
    Global, Committed Leader in Reinsurance:  Validus has a superior business plan for the combined company that will drive earnings by capturing the best priced segments of the reinsurance market. A combined Validus / Transatlantic would derive a majority of its premiums from short-tail lines and 17% of premiums written from property catastrophe (compared to 10% for Allied World / Transatlantic).(4) Validus believes this business mix allows for optimal cycle management as the attractive pricing in short tail reinsurance will allow the combined company to better position itself for the eventual upturn in long tail lines. Validus also intends to fortify Transatlantic's reserve position through a planned $500 million pre-tax reserve strengthening.

(4)
Based on gross premiums written for Validus and net premiums written for Transatlantic in 2010.

  We have reviewed the Allied World merger agreement and would be prepared to enter into a merger agreement with Transatlantic that includes substantially similar non-price terms and conditions as the Allied World merger agreement. We are also open to discussing an increase to the size of Validus' Board of Directors to add representation from the Transatlantic Board of Directors. In order to facilitate your review of our proposal, we have delivered to you a draft merger agreement.

  Additionally, we expect that the proposed transaction with Validus would be subject to customary closing conditions, including the receipt of domestic and foreign antitrust and insurance regulatory approvals and consents in the United States and other relevant jurisdictions. Based upon discussions with our advisors, we anticipate that all necessary approvals and consents can be completed in a timely manner and will involve no undue delay in comparison to Transatlantic's proposed acquisition by Allied World.

  Validus expects that the pre-closing special dividend would be financed entirely by new indebtedness incurred by Transatlantic. As such, Validus has received a highly confident letter from J.P. Morgan Securities LLC in connection with the arrangement of the full amount of financing required for the Transatlantic pre-closing special dividend.

  Validus has completed two large acquisitions since 2007, and has a proven track record of assimilating and enhancing the performance of businesses that it acquires to create additional value for shareholders. As such, we are confident that we will be able to successfully integrate Transatlantic's and Validus' businesses in a manner that will quickly maximize the benefits of the transaction for our respective shareholders.

  Given the importance of our proposal to our respective shareholders, we feel it appropriate to make this letter public. We believe that our proposal presents a compelling opportunity for both our companies and our respective shareholders, and look forward to the Transatlantic Board of Directors' response by July 19, 2011. We are confident that, after the Transatlantic Board of Directors has considered our proposal, it will agree that our terms are considerably more attractive to Transatlantic stockholders than the proposed acquisition of Transatlantic by Allied World and that our proposal constitutes, or is reasonably likely to lead to, a "Superior Proposal" under the terms of Transatlantic's merger agreement with Allied World.

  We understand that, after the Transatlantic Board of Directors has made this determination and provided the appropriate notice to Allied World under the merger agreement, it can authorize Transatlantic's management to enter into discussions with us and provide information to us. We are prepared to immediately enter into a mutually acceptable confidentiality agreement, and we would be pleased to provide Transatlantic with a proposed confidentiality agreement.

  We understand that the terms of Transatlantic's merger agreement with Allied World do not currently permit Transatlantic to terminate the merger agreement in order to accept a "Superior Proposal," but rather Transatlantic has committed to bring the proposed acquisition of Transatlantic by Allied World to a stockholder vote. We are prepared to communicate the benefits of our proposal as compared to Allied World's proposed acquisition of Transatlantic directly to Transatlantic stockholders. In addition, while we would prefer to work cooperatively with the Transatlantic Board of Directors to complete a consensual transaction, we are prepared to take our proposal directly to Transatlantic stockholders if necessary.

  We have already reviewed Transatlantic's publicly available information and would welcome the opportunity to review the due diligence information that Transatlantic previously provided to Allied World. We are also prepared to give Transatlantic and its representatives access to Validus' non-public information for purposes of the Transatlantic Board of Director's due diligence review of us.

  Our Board of Directors has unanimously approved the submission of this proposal. Of course, any definitive transaction between Validus and Transatlantic would be subject to the final approval of our Board of Directors, and the issuance of Validus voting common shares contemplated by our proposal will require the approval of our shareholders. We do not anticipate any difficulty in obtaining the required approvals and are prepared to move forward promptly at an appropriate time to seek these approvals.

  This letter does not create or constitute any legally binding obligation by Validus regarding the proposed transaction, and, other than any confidentiality agreement to be entered into with Transatlantic, there will be no legally binding agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed by Transatlantic and Validus.

  We believe that time is of the essence, and we, our financial advisors, Greenhill & Co., LLC and J.P. Morgan Securities LLC, and our legal advisor, Skadden, Arps, Slate Meagher & Flom LLP, are prepared to move forward expeditiously with our proposal to pursue this transaction. We believe that our proposal presents a compelling opportunity for both companies and our respective shareholders, and we look forward to receiving your response by July 19, 2011.

Sincerely,
/s/ Edward J. Noonan Edward J. Noonan Chairman and Chief Executive Officer

        On the morning of July 13, 2011, Transatlantic issued a press release acknowledging receipt of the letter from Validus containing the Initial Validus Proposal and a separate press release announcing the record date for its extraordinary general meeting of its stockholders relating to the Allied World Acquisition as of the close of business on July 22, 2011.

        On the afternoon of July 17, 2011, Validus delivered supplemental materials relating to the superior economics and other benefits of the Initial Validus Proposal to the Transatlantic Board and, in the evening of July 17, 2011, Validus issued a press release describing the supplemental materials.

        On July 18, 2011, Validus filed a Notification and Report Form with the federal antitrust authorities under the HSR Act relating to the Initial Validus Proposal. On August 17, 2011 at

11:59 p.m. Eastern time, the applicable waiting period under the HSR Act for the acquisition of Transatlantic by Validus expired.

        On July 19, 2011, Transatlantic issued a press release announcing that the Transatlantic Board determined that the Initial Validus Proposal did not constitute a "superior proposal" under the terms of the Allied World Acquisition Agreement and reaffirmed its support of the Allied World Acquisition. However, Transatlantic also announced that the Transatlantic Board had determined that the Initial Validus Proposal was reasonably likely to lead to a "superior proposal" and that the failure to enter into discussions regarding the Initial Validus Proposal would result in a breach of the Transatlantic Board's fiduciary duties under applicable law.

        On the morning of July 23, 2011, following the expiration of a three business days' notice period under the Allied World Acquisition Agreement, Transatlantic delivered a form of confidentiality agreement for Validus' execution as a precondition to the commencement of discussions and exchange of confidential information. The form of confidentiality agreement included standstill provisions that would have prevented Validus from making the Validus Exchange Offer directly to Transatlantic stockholders.

        On the evening of July 23, 2011, in-house and outside counsel from Transatlantic (Gibson, Dunn & Crutcher LLP ("Gibson Dunn")) and Validus (Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps")) spoke via telephone to discuss the form of confidentiality agreement delivered by Transatlantic earlier that day. On this call, Transatlantic and Validus were unable to come to agreement regarding the removal of the restrictive standstill provisions. Later that evening, Validus delivered a form of confidentiality agreement to Transatlantic that it would be prepared to execute.

        On the morning of July 25, 2011, Validus sent a letter to the Transatlantic Board regarding Transatlantic's refusal to enter into a confidentiality agreement that would not foreclose Validus from pursuing its proposal for Transatlantic and informed the Transatlantic Board that Validus was commencing the Validus Exchange Offer that morning.

        On July 25, 2011, Validus commenced the Validus Exchange Offer and issued a press release announcing the commencement of the Validus Exchange Offer and repeating the text of the letter that it sent to the Transatlantic Board earlier that morning.

        On the morning of July 28, 2011, Transatlantic filed a Schedule 14D-9 announcing, among other things, that the Transatlantic Board reaffirmed its support of the Allied World Acquisition and recommended that Transatlantic stockholders reject the Validus Exchange Offer and not tender their Transatlantic Shares pursuant to the Validus Exchange Offer.

        Also on the morning of July 28, 2011, Transatlantic filed a Form 8-K with the SEC announcing that it had adopted a stockholder rights plan, which has a term of one year and a 10% beneficial ownership threshold.

        Additionally, on the morning of July 28, 2011, Transatlantic announced that it had filed a complaint against Validus in the United States District Court for the District of Delaware, alleging that Validus violated the securities laws by making false and misleading statements to Transatlantic stockholders in connection with the Validus Exchange Offer and its opposition to the Allied World Acquisition. Validus believes that this action is meritless. On August 10, 2011, Validus moved to dismiss this complaint for failure to state a claim. Transatlantic amended its complaint on September 13, 2011 to, among other things, add Mr. Noonan and Joseph E. (Jeff) Consolino, Validus' President and Chief Financial Officer, as defendants. Validus believes the amended complaint is meritless and intends to vigorously defend against the claims asserted. On October 3, 2010, the parties to such action entered into a Stipulation and Proposed Scheduling Order Regarding Service, Pleadings and Motions to Dismiss which provided, among other things, that defendants' pending motion to dismiss was withdrawn as moot, defendants consented to the filing of a second amended complaint and the time for defendants to respond to any such complaint was extended to fourteen days after filing.

        On the afternoon of July 28, 2011, Validus issued a press release reiterating that the Validus Exchange Offer is superior to the Allied World Acquisition and challenging misleading statements that had been made by Transatlantic earlier that day.

        On August 2, 2011, Validus obtained amendments to its applicable credit facilities necessary for satisfying a condition to the Validus Exchange Offer.

        Also on August 3, 2011, Validus filed with the SEC a preliminary proxy statement with respect to a special meeting of Validus shareholders at which Validus will seek the approval of the issuance of Validus Shares in connection with a Validus Transaction Proposal.

        On August 4, 2011, at Transatlantic's request, Mr. Noonan and Mr. Consolino met with Mr. Orlich and Michael Sapnar, Transatlantic's Executive Vice President and Chief Operating Officer, to discuss the potential terms of a confidentiality agreement between Validus and Transatlantic.

        On August 5, 2011, at Validus' request, representatives of Skadden, Arps and Gibson Dunn met to discuss the potential terms of a confidentiality agreement between Validus and Transatlantic.

        On August 10, 2011, Validus filed a complaint in the Court of Chancery of the State of Delaware against Transatlantic, the members of the Transatlantic Board, and Allied World. The complaint alleges that Transatlantic directors have breached and are breaching their fiduciary duties by refusing to recommend against the Allied World Acquisition, refusing to engage Validus in discussions about the Validus Merger Offer, and making false and misleading statements and omissions in connection with seeking stockholder approval of the Allied World Acquisition. The complaint also alleges that Allied World has aided and abetted these breaches of fiduciary duty. On August 16, 2011, Validus filed a motion seeking (i) a preliminary injunction seeking a declaratory judgment regarding Transatlantic's interpretation of Section 5.5(e) of the Allied World Acquisition Agreement and whether the Transatlantic Board has breached its fiduciary duties by refusing to enter into discussions and exchange information with Validus and (ii) expedited discovery in connection with the preliminary injunction hearing. On August 25, 2011, Validus withdrew, without prejudice, its motion for a declaratory judgment and expedited discovery.

        Also on August 10, 2011, Validus sent a letter to the Transatlantic Board regarding the above referenced Delaware Chancery Court complaint and notifying the Transatlantic Board that Validus' outside legal counsel, Skadden, Arps, would be delivering to Transatlantic's outside legal counsel, Gibson Dunn, an executed one-way confidentiality agreement that would permit Transatlantic to receive and review non-public information regarding Validus, and which would not contain a standstill or prevent Transatlantic from disclosing such information as it may be legally required. That same day, Skadden, Arps delivered to Gibson Dunn the above referenced executed one-way confidentiality agreement. Transatlantic has refused to enter into this one-way confidentiality agreement.

        On August 19, 2011 Validus' Registration Statement on Form S-4 relating to the Validus Exchange Offer was declared effective by the SEC.

        On August 22, 2011, Validus filed with the SEC its definitive proxy statement with respect to soliciting votes against the Allied World Acquisition Agreement and related proposals.

        On September 9, 2011, Institutional Shareholder Services, the nation's leading independent proxy voting and corporate governance advisory firm, issued a report recommending that Transatlantic stockholders vote against the adoption of the Allied World Acquisition Agreement and the Transatlantic special stockholder meeting adjournment proposal.

        On September 14, 2011, Validus filed this Consent Statement with the SEC.

        On September 16, 2011, Transatlantic and Allied World issued a press release announcing that they had mutually terminated the Allied World Acquisition Agreement and that they entered into a termination agreement, dated as of as of September 15, 2011 (the "Termination Agreement"). Consistent with the terms of the Allied World Acquisition Agreement, Transatlantic agreed pursuant to the Termination Agreement to pay Allied World, within two business days, a termination fee in the amount of $35 million (and expense reimbursement in the amount of $13.3 million), and to pay an additional fee in the amount of $66.7 million in the event that, prior to September 15, 2012, Transatlantic enters into any definitive agreement in respect of any competing transaction or recommends or submits a competing transaction to its stockholders for adoption, or a transaction in respect of a competing transaction is consummated.

        On September 20, 2011, Transatlantic filed with the SEC a preliminary consent revocation statement relating to the Transatlantic Board's opposition to Validus' solicitation of written consents of Transatlantic stockholders to, among other things, remove and replace members of the Transatlantic Board.

        On September 23, 2011, Transatlantic and Validus entered into the Confidentiality Agreement pursuant to which they exchanged non-public information. Pursuant to the Confidentiality Agreement, Validus agreed, during a period that expires at 11:59 p.m., Eastern time, on October 31, 2011 (the "Restricted Period"), not to take or enter into an agreement with any third party regarding certain actions, including acquiring any additional Transatlantic Shares, mailing this Consent Statement to Transatlantic stockholders or collecting consent cards in connection herewith or seeking to call a special meeting of Transatlantic's stockholders pursuant to the Bylaws. Validus and Transatlantic also agreed to take no action with respect to their pending litigation in the Chancery Court of Delaware and United States District Court for the State of Delaware during this period.

        Also on September 23, 2011, Validus issued a press release announcing that it had entered into the Confidentiality Agreement and extended the Validus Exchange Offer to 5:00 p.m., Eastern time, on October 31, 2011, unless further extended by Validus.

        On September 24, 2011 and September 25, 2011, Mr. Noonan and Mr. Sapnar, and representatives of Greenhill & Co., LLC ("Greenhill") Validus' financial advisor, and, Goldman, Sachs & Co. ("Goldman Sachs") and Moelis & Company LLC ("Moelis"), Transatlantic's financial advisors, engaged in discussions regarding the processes under which Transatlantic and Validus would exchange non-public information.

        Beginning on September 26, 2011 and continuing through November 1, 2011, representatives of Transatlantic and Validus and their respective advisors engaged in mutual due diligence, including through electronic data rooms, conference calls and in-person meetings. This diligence process, performed in consultation with an internationally recognized actuarial firm, generally confirmed Validus' prior view of Transatlantic's business, operations and reserve levels.

        On October 5, 2011, representatives of Transatlantic and Validus and their respective advisors met to discuss structuring the Validus Exchange Offer and the second-step merger to permit Validus Shares issuable to Transatlantic stockholders to be received on a tax-free basis.

        On October 16, 2011, Skadden, Arps delivered a draft of an agreement and plan of merger to Gibson Dunn which contemplated that Validus would acquire all issued and outstanding Transatlantic Shares pursuant to an amended Validus Exchange Offer and second-step merger.

        On October 25, 2011, the Validus Board met to receive an update on the due diligence on Transatlantic that had been conducted by Validus' management and its advisors and discuss a possible revision to the terms of the Initial Validus Proposal. During this meeting, the Validus Board discussed with Validus' management the parameters of a potential increase in the cash component of the Initial Validus Proposal.

        On October 26, 2011, based on instruction from Validus' management, Greenhill advised Goldman Sachs and Moelis that, based in part on Validus' findings in due diligence, Validus was considering a potential increase in the size of the special dividend contemplated by the Initial Validus Proposal by $3.00 in cash per share, for a total of $11.00 per share, while maintaining the exchange ratio at 1.5564 Validus Shares per Transatlantic Share. Greenhill noted that this transaction would be consummated on the basis of the two-step merger agreement that had been delivered by Skadden, Arps to Gibson Dunn on October 16, 2011. Greenhill advised Goldman Sachs and Moelis of its view that agreement by Validus and Transatlantic on such a transaction could be reached prior to the expiration of the Restricted Period under the Confidentiality Agreement.

        On October 27, 2011, Greenhill, Goldman Sachs and Moelis engaged in discussions regarding transaction related diligence matters raised by Transatlantic. Mr. Noonan and Mr. Sapnar also had a telephone conversation which covered these additional diligence matters.

        On October 28, 2011, Mr. Noonan and Joseph E. (Jeff) Consolino, President and Chief Financial Officer of Validus, met with Mr. Sapnar and Steven Skalicky, Executive Vice President and Chief Financial Officer of Transatlantic, to discuss transaction related diligence matters. Later that evening, representatives of Greenhill, Goldman Sachs and Moelis engaged in further discussion regarding these matters.

        On October 29, 2011 and October 30, 2011, Mr. Noonan and Mr. Sapnar and representatives of Greenhill, Goldman Sachs and Moelis continued their discussions.

        On October 31, 2011, Goldman Sachs and Moelis contacted Greenhill to report the Transatlantic Board's views regarding the potential increase to the Initial Validus Proposal that had been discussed the previous week, including the potential parameters of an acceptable increased offer. Later that day, following discussions with Transatlantic management, Greenhill called Goldman Sachs and Moelis to discuss the possibility of Validus permitting Transatlantic to pay a $2.00 per share dividend out of Transatlantic's cash on hand in addition to the $11.00 per share special dividend previously proposed by Validus and to review governance issues. Mr. Noonan and Mr. Sapnar engaged in telephone discussions regarding a potential transaction following this call.

        At 11:59 p.m., Eastern time, on October 31, 2011, the Restricted Period under the Confidentiality Agreement expired.

        On November 1, 2011, Validus announced in a press release that it had extended the expiration time of the Validus Exchange Offer to 5:00 p.m., Eastern time, on Friday, November 25, 2011, and that Validus and Transatlantic continued to exchange information and remained in discussions regarding a possible transaction. Validus thereafter filed Amendment No. 19 to Validus' Schedule TO relating to the Validus Exchange Offer to reflect the extension of the expiration time of the Validus Exchange Offer.

        Also on November 1, 2011, Goldman Sachs and Moelis reported to Greenhill that the Transatlantic Board was unable to act on the increased offer from Validus and had failed to accept the increased offer.

        On November 2, 2011, Mr. Noonan called Mr. Sapnar to discuss Validus' increased offer. Mr. Sapnar advised that the Transatlantic Board had failed to accept the increased offer.

        Also on November 2, 2011, Validus delivered to the Transatlantic Board a letter containing the Validus Merger Offer. The Validus Merger Offer increased the amount of the one-time special dividend contemplated to be paid as part of the Initial Validus Proposal to $11.00 in cash per Transatlantic Share and provided that this amount may be increased by the up to $2.00 per share Special Excess Dividend. The letter reads as follows:

        November 2, 2011

  Board of Directors of Transatlantic Holdings, Inc.
  c/o Richard S. Press, Chairman
  c/o Robert F. Orlich, Chief Executive Officer
  c/o Michael Sapnar, President
  80 Pine Street
  New York, New York 10005

  Re:
  Compelling Increased Offer to Acquire Transatlantic Holdings, Inc.

        Dear Sirs,

          We are disappointed that you have failed to accept our increased offer which as of November 2, 2011 would have delivered total value of $55.35 per Transatlantic share based on Validus' closing share price on November 2, 2011, including an increase in the cash component of our offer of $3.00 per share and the ability for Transatlantic to pay up to an additional $2.00 per share. As a result, we have resumed our Consent Solicitation and Exchange Offer.

  Background

          It has been almost four months since Validus first announced its cash-and-stock offer to acquire Transatlantic on July 12th.

          We had hoped that it would be possible to pursue a consensual transaction between Validus and Transatlantic after Transatlantic terminated its merger agreement with Allied World on September 16th following overwhelming Transatlantic stockholder opposition to that transaction. Following that time, Validus and Transatlantic entered into a confidentiality agreement on September 23rd, clearing the way for a mutual exchange of non-public information and negotiations to allow both Validus and Transatlantic to better understand each other's business and value, and Validus suspended its Consent Solicitation until November 1st so that the parties could focus their energies on reaching a consensual transaction.

  Due Diligence and Increased Offer

          We and our advisors have spent the past six weeks reviewing the information that Transatlantic was willing to share with us in an effort to better understand your business, operations and reserve adequacy and to determine whether we could provide greater value to your stockholders. This diligence process, performed in consultation with an internationally recognized actuarial firm, generally confirmed Validus' prior view of Transatlantic's business, operations and reserve levels.

          Based on the additional work that we have done, Validus has determined that it will increase its offer. Our increased offer provides that Transatlantic stockholders would receive (1) 1.5564 Validus voting common shares pursuant to an exchange offer and merger, (2) $11.00 per share in cash pursuant to a pre-closing dividend from Transatlantic immediately prior to closing of the Exchange Offer and (3) up to an additional $2.00 cash per share in a pre-closing dividend. Our increased offer could be structured with Transatlantic's cooperation to be tax-free to Transatlantic stockholders with respect to the Validus shares they receive in the Exchange Offer and the Merger. As we have communicated to you and your advisors, we believe that the transaction can be consummated prior to year-end.

          The aggregate amount available to pay the additional $2.00 cash pre-closing dividend to all Transatlantic stockholders would be reduced on a dollar-for-dollar basis for any funds used by Transatlantic for share repurchases made after October 31st. Therefore, if Transatlantic continues share repurchases from selling stockholders it will result in a lower pre-closing cash dividend payable to all Transatlantic stockholders in a transaction with Validus.

          We believe that our increased offer (including the full amount of the additional cash dividend of $2.00 per share), which represented a 6.0%† premium to Transatlantic's closing share price on November 2nd, presents a compelling proposition for your stockholders and provides full and fair value for Transatlantic shares. In addition, this increased offer represented as of November 2nd:

    •
    a 25.8% premium to Transatlantic's closing share price on June 10th, the last trading day prior to the announcement of Transatlantic's merger agreement with Allied World;‡ and

    •
    a 12.9% premium to Transatlantic's closing share price on July 12th, the last trading day prior to Validus' announcement of its intention to acquire Transatlantic.§

          When we asked our financial advisors at Greenhill to initially share our view with respect to a potential increase to our initial offer, we did so with the sincere hope that it would be possible to work with Transatlantic on an accelerated basis to achieve a consensual transaction by the October 31st deadline set by our confidentiality agreement. Given the work that has been done on both sides over the past six weeks, Validus was extremely disappointed that the Transatlantic board has failed to accept our increased offer.

          We believe that our increased offer is a far better value-enhancing alternative for Transatlantic stockholders than waiting for Transatlantic to pursue a theoretical transaction, a third party-sponsored run-off, a minority investment from a third party or pursuing a "go it alone" approach for the following reasons:

    •
    We believe an alternative transaction will be subject to greater execution, financing and regulatory delay and risks than a transaction with Validus.

    •
    Validus commenced its Exchange Offer to acquire Transatlantic on July 25th and its registration statement was declared effective by the Securities and Exchange Commission on August 22nd. The exchange offer can be used as the first step in a two-step transaction that can be consummated prior to year-end.

    •
    Validus has obtained from J.P. Morgan Securities LLC a highly confident letter in connection with the arrangement of the financing required to pay the $11.00 per Transatlantic share pre-closing cash dividend.

    •
    Validus has obtained, or is well along in the process of obtaining, all insurance, antitrust and other regulatory approvals required to complete the acquisition of Transatlantic.

          Based on these factors, we believe no other party can provide more transaction certainty or speed of execution to Transatlantic stockholders than Validus.

    •
    Validus does not believe that there is any economic rationale under which a standalone Transatlantic is a better option for Transatlantic stockholders than a transaction with Validus. A "go it alone" Transatlantic appears to face significant hurdles and negative implications for Transatlantic stockholders:

    •
    No premium:    A "go it alone" approach provides no premium for Transatlantic's stockholders, no cash for Transatlantic's stockholders and no catalyst for a trading multiple expansion for Transatlantic shares. In contrast, Validus' increased offer that was not accepted by the Transatlantic board represented as of November 2nd a 25.8%

        premium to Transatlantic's June 10th unaffected closing share price† and provides Transatlantic stockholders with a significant equity interest in Validus, whose stock has consistently traded at a higher multiple than Transatlantic.

      •
      Inflexible structure:    On a "go it alone" approach, Transatlantic's capital remains trapped within a tax-inefficient U.S. structure. In contrast, Validus' Bermuda domicile provides flexibility that permits Validus to shift capital as needed to maximize returns.

      •
      No insurance experience:    Despite its attempts to obtain access to U.S. primary insurance business through Putnam Reinsurance Company, a "go it alone" Transatlantic provides its stockholders with no insurance experience or track record as a potential avenue for growth. Combining with Validus would provide access to a skilled management team that has produced a company with a top tier position at Lloyd's, with over $1 billion of gross premiums written and top quartile Lloyd's financial performance. Moreover, Talbot will give Transatlantic immediate access to the U.S. excess and surplus market.

      •
      No E.U. passport:    A "go it alone" Transatlantic will continue to lack an E.U. passport—a key deficiency previously identified by Transatlantic's management. Validus would provide Transatlantic with an E.U. passport through Validus Re Europe Limited, which can be funded as appropriate to support the combined company's expanding business.

      •
      Smaller size:    A "go it alone" Transatlantic will remain the number 10 ranked property and casualty reinsurance company, while a combination with Validus would create a top six property and casualty reinsurance company worldwide, as well as a market leader in the U.S. and Bermuda.

      •
      No synergies:    A "go it alone" Transatlantic cannot create stockholder value through realizing synergies, as compared to the significant opportunities to expand earnings, return on equity and book value growth through a combination with Validus.

      •
      Inferior capital management opportunities:    Although a "go it alone" Transatlantic can continue to pursue its recently announced share repurchase program, subject to rating agency and other business constraints, it lacks the incremental excess capital that would be created by a combination with Validus. Moreover, active capital management is, and has been, a core element of Validus' strategy, and Validus has a senior management team skilled in managing capital for the benefit of all of its shareholders. A combination of Validus and Transatlantic would create approximately $1 billion of pre-synergy, pre-catastrophe earnings power which, together with excess capital created by the transaction, would be available for expanded share repurchase activity by the combined company. Accordingly, the Validus Holdings, Ltd. board of directors has approved, through open market purchases or otherwise, an increase in the current Validus share repurchase authorization to an aggregate of $1 billion, contingent upon the consummation of the acquisition of Transatlantic.**

  Conclusion

          Validus firmly believes that Transatlantic stockholders will find our increased offer compelling. Our preference remains to reach a consensual transaction with the Transatlantic board. However, because the Transatlantic board has failed to accept Validus' compelling increased offer, Validus will take its offer directly to Transatlantic's stockholders through its Exchange Offer and Consent Solicitation to replace the Transatlantic board.

        Sincerely,

        /s/ Edward J. Noonan

  Edward J. Noonan
   Chairman and Chief Executive Officer

  †
  Based on Transatlantic ($52.23) closing share price on November 2, 2011, and Validus ($27.21) closing share price on November 2, 2011.

  ‡
  Based on Transatlantic ($44.01) closing share price on June 10, 2011, and Validus ($27.21) closing share price on November 2, 2011.

  §
  Based on Transatlantic ($49.02) closing share price on July 12, 2011, and Validus ($27.21) closing share price on November 2, 2011.

  **
  Validus expects the share repurchases to be made from time to time in the open market or in privately negotiated transactions. The timing, form and amount of the share repurchases under the program will depend on a variety of factors, including market conditions, Validus' capital position relative to internal and rating agency targets, legal requirements and other factors. The repurchase program may be modified, extended or terminated by the Validus Holdings, Ltd. board of directors at any time.

        Additionally, on November 2, 2011, Validus delivered to Transatlantic a letter demanding that the Transatlantic Board set a record date in connection with this consent solicitation. Further, on November 2, 2011, Validus delivered a letter demanding that Transatlantic deliver to Validus, among other things, a list of Transatlantic stockholders as of such date.

        On November 3, 2011, Validus publicly disclosed the terms of the Validus Merger Offer in a press release and announced that it had amended the terms of the Validus Exchange Offer to include offer consideration of 1.5564 Validus Shares and $11.00 in cash (less applicable withholding taxes and without interest) per Transatlantic Shares and to permit Transatlantic to pay up to a $2.00 per share Special Excess Dividend (less applicable withholding taxes and without interest) prior to the expiration time of the Validus Exchange Offer. Validus thereafter filed Amendment No. 20 to Validus' Schedule TO relating to the Validus Exchange Offer to reflect the revised terms of the Validus Exchange Offer.

        Also on November 3, 2011, Validus announced that the Validus Board has approved, through open market purchases or otherwise, an increase in Validus' existing share repurchase authorization to a total of $1 billion, contingent upon the acquisition of Transatlantic by Validus.

 REASONS FOR THE CONSENT SOLICITATION

        The current Transatlantic Board continues to maintain barriers that impede the completion of the Validus Exchange Offer, including the Transatlantic poison pill and not approving the Validus Transaction Proposal under Section 203 of the DGCL. Validus believes that these actions demonstrate the clear need for replacement of the current Transatlantic Board. As described in the section of this Consent Statement titled "Certain Information Regarding the Validus Transaction Proposals—The Validus Exchange Offer," each of the rendering of the Transatlantic poison pill inapplicable to Validus and the Validus Transaction Proposal and approval of the Validus Transaction Proposal under Section 203 of the DGCL is a condition to the Validus Exchange Offer.

        While the Nominees will need to determine in accordance with their fiduciary duties whether to accept the Validus Transaction Proposal, Validus believes that the election of the Nominees will signal that a majority of Transatlantic stockholders favor the Transatlantic board entering into a definitive transaction agreement with Validus that gives effect to the Validus Transaction Proposal.

        Validus believes that the Validus Merger Offer can be consummated most promptly and effectively if the Transatlantic board of directors approves Transatlantic's entry into a two-step transaction involving an exchange offer and a second-step merger. Consequently, Validus has proposed to Transatlantic an agreement and plan of merger that provides for a two-step transaction pursuant to which Validus would acquire Transatlantic Shares pursuant to the Validus Exchange Offer (which would be amended to reflect the terms of such agreement and plan of merger) and then acquire any remaining Transatlantic Shares through a second-step merger at the same stock consideration per share contemplated by the Validus Merger Offer. The $11.00 cash special dividend and any Special Excess Dividend would be paid prior to the expiration time of the Validus Exchange Offer. Validus delivered a merger agreement reflecting the two-step structure to Transatlantic on October 16, 2011. Validus intends to deliver a similar merger agreement to the Nominees if the Proposals are successful and the Nominees are elected to the Transatlantic Board. Although Validus believes that the Nominees will determine that entering into such a merger agreement is in accordance with their fiduciary duties to Transatlantic stockholders, there is no guarantee that they will do so or, if they determine to do so, whether they will seek to enter into such a merger agreement on a prompt basis.

THE PROPOSALS

        Validus is soliciting consents from Transatlantic stockholders in favor of all of the following Proposals:

Proposal 1—Amend the Bylaws to Expressly Provide that Transatlantic Stockholders May Fill Vacancies on the Transatlantic Board

        Proposal 1 is an amendment to Article III, Section 3.3 of the Bylaws to expressly provide that Transatlantic stockholders may fill any vacancies, however caused, on the Transatlantic Board and provide that only Transatlantic stockholders are entitled to fill vacancies on the Transatlantic Board created as a result of the removal of a director by Transatlantic stockholders. Presently, Transatlantic stockholders may fill vacancies on the Transatlantic Board if there are no directors remaining in office.

        Section 109(a) of the DGCL and Article VII, Section 7.9 of the Bylaws permit Transatlantic stockholders to amend the Bylaws by a majority of the voting power of all of the outstanding Transatlantic Shares.

        The following is the text of Proposal 1:

        "RESOLVED, that Article III, Section 3.3 of the Bylaws is hereby amended and restated as follows:

        Section 3.3 Filling Vacancies.    Any vacancy occurring in the Board of Directors by reason of death, resignation, or removal shall be filled by (i) the affirmative vote of a majority of the remaining directors entitled to vote, even if the remaining directors may constitute less than a quorum of the Board of Directors, or (ii) by the stockholders; provided, however, that any vacancy occurring as a result of a director being removed from office by the stockholders shall only be filled by the stockholders. A director elected to fill a vacancy shall serve for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election at a regular meeting or a special meeting of the Board of Directors called for that purpose, or at an annual meeting or a special meeting of stockholders called for that purpose."

        Article III, Section 3.3 presently reads as follows:

        "Section 3.3 Filling Vacancies.    Any vacancy occurring in the Board of Directors by reason of death, resignation, or removal shall be filled only by the affirmative vote of a majority of the remaining directors entitled to vote, even if the remaining directors may constitute less than a quorum of the Board of Directors. A director elected to fill a vacancy shall serve for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election at a regular meeting or a special meeting of the Board of Directors called for that purpose, or at an annual meeting or a special meeting of stockholders called for that purpose."

        Proposal 1 would amend Article III, Section 3.3 of the Bylaws to read as follows (deletions are indicated by brackets and additions are indicated by underlining):

        "Section 3.3 Filling Vacancies.    Any vacancy occurring in the Board of Directors by reason of death, resignation, or removal shall be filled [only] by (i) the affirmative vote of a majority of the remaining directors entitled to vote, even if the remaining directors may constitute less than a quorum of the Board of Directors, or (ii) by the stockholders; provided, however, that any vacancy occurring as a result of a director being removed from office by the stockholders shall only be filled by the stockholders. A director elected to fill a vacancy shall serve for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election at a regular meeting or a special meeting of the Board of Directors called for that purpose, or at an annual meeting or a special meeting of stockholders called for that purpose."

        VALIDUS URGES YOU TO CONSENT TO PROPOSAL 1.

 Proposal 2—Amend the Bylaws to Expressly Provide that Transatlantic Stockholders May Determine the Size of the Transatlantic Board

        Proposal 2 is an amendment to Article III, Section 3.1 of the Bylaws to expressly provide that Transatlantic stockholders or the Transatlantic Board may determine the size of the Transatlantic Board. Presently, the Bylaws provide this authority to the Transatlantic Board. Validus believes that Transatlantic stockholders should have the ability to determine the size of the Transatlantic Board so as to eliminate any ambiguity regarding the number of Transatlantic directors necessary to form a quorum in the event that Proposal 4 and Proposal 5 are adopted by Transatlantic stockholders in whole or in part.

        The following is the text of Proposal 2:

        "RESOLVED, that Article III, Section 3.1 of the Bylaws is hereby amended and restated as follows:

        Section 3.1 Powers; Number; Qualifications.    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Restated Certificate of Incorporation. The number of directors, which shall constitute the Board of Directors, shall be not less than three (3) directors and may increase to such other number of Directors, not to exceed twelve (12) Directors, as may be determined by the Board of Directors or the stockholders of the Corporation from time to time. No decrease in the number of authorized directors of the Board of Directors shall have the effect of shortening the term of any incumbent director. Directors need not be stockholders."

        Article III, Section 3.3 presently reads as follows:

        "Section 3.1 Powers; Number; Qualifications.    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Restated Certificate of Incorporation. The number of directors, which shall constitute the Board of Directors, shall be not less than three (3) directors and may increase to such other number of Directors, not to exceed twelve (12) Directors, as shall be determined by the Board of Directors, from time to time. No decrease in the number of authorized directors of the Board of Directors shall have the effect of shortening the term of any incumbent director. Directors need not be stockholders."

        Proposal 2 would amend Article III, Section 3.1 of the Bylaws to read as follows (deletions are indicated by brackets and additions are indicated by underlining):

        "Section 3.1 Powers; Number; Qualifications.    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Restated Certificate of Incorporation. The number of directors, which shall constitute the Board of Directors, shall be not less than three (3) directors and may increase to such other number of Directors, not to exceed twelve (12) Directors, as [shall] may be determined by the Board of Directors or the stockholders of the Corporation[,] from time to time. No decrease in the number of authorized directors of the Board of Directors shall have the effect of shortening the term of any incumbent director. Directors need not be stockholders."

        VALIDUS URGES YOU TO CONSENT TO PROPOSAL 2.

 Proposal 3—Repeal Subsequent Amendments to the Bylaws

        Proposal 3 is a proposal to repeal any provision of the Bylaws in effect at the time Proposal 3 becomes effective (other than the amendments contemplated by Proposal 1 and Proposal 2) that was not included in the Bylaws filed by Transatlantic with the SEC on July 28, 2011.

        The following is the text of Proposal 3:

        "RESOLVED, that any changes to the amended and restated bylaws of Transatlantic Holdings, Inc. filed with the Securities and Exchange Commission on July 28, 2011 (other than any changes contemplated by Proposal 1 and Proposal 2 described in the Consent Statement of Validus Holdings, Ltd., TV Holdings LLC and TV Merger Sub, LLC, dated                    , 2011) be and are hereby repealed."

        Validus believes that any change to the Bylaws adopted after July 28, 2011 (other than the amendments contemplated by Proposal 1 and Proposal 2) could serve to limit the ability of the Nominees to pursue the best interests of Transatlantic and its stockholders. If the current Transatlantic Board does not effect any change to the Bylaws, Proposal 3 will have no effect. However, if the current Transatlantic Board effects any further change to the Bylaws, which the current Transatlantic Board may be empowered to do without stockholder approval, Proposal 3, if adopted, will restore the Bylaws to their form as of July 28, 2011, without considering the nature of any changes the current Transatlantic Board may have effected. As a result, Proposal 3 could have the effect of repealing amendments to the Bylaws which one or more Transatlantic stockholders may consider to be beneficial to them or to Transatlantic, including amendments (other than those contemplated by Proposal 2 and Proposal 3) that are adopted by Transatlantic stockholders after July 28, 2011.

        However, Proposal 3 will not preclude the Nominees, if elected, from reconsidering any repealed amendments to the Bylaws following the consent solicitation. Validus is not currently aware of any specific provisions of the Bylaws that would be repealed by the adoption of Proposal 3.

        VALIDUS URGES YOU TO CONSENT TO PROPOSAL 3.

 Proposal 4—Removal of Directors

        Proposal 4 is to remove, without cause, the following seven members of the Transatlantic Board (and any person or persons, other than those elected by this consent solicitation, elected, appointed or designated by the Transatlantic Board to fill any vacancy or newly created directorship on or after                    , 2011 and prior to the time that any of the actions proposed to be taken by this consent solicitation become effective): Richard S. Press, Stephen P. Bradley, Ian H. Chippendale, John G. Foos, John L. McCarthy, Robert F. Orlich and Michael C. Sapnar. Such seven individuals constitute the only current members of the Transatlantic Board.

        The following is the text of Proposal 4:

        "RESOLVED, that each of the seven (7) directors of Transatlantic Holdings, Inc., Richard S. Press, Stephen P. Bradley, Ian H. Chippendale, John G. Foos, John L. McCarthy, Robert F. Orlich and Michael C. Sapnar, and each person, if any, nominated, appointed or elected by the board of directors of Transatlantic Holdings, Inc. prior to the effectiveness of this resolution to become a member of the board of directors of Transatlantic Holdings, Inc. at any future time or upon any event, be and hereby is removed."

        Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by holders of a majority of the shares then entitled to vote at an election of directors, except in certain cases involving corporations with classified boards or cumulative voting for directors. Because the Transatlantic Board is not classified and Transatlantic does not have cumulative voting for directors, Transatlantic stockholders may remove members of the Transatlantic Board, without cause, pursuant to this consent solicitation.

        Although neither Proposal 4 nor Proposal 5 is subject to, or conditioned upon, the adoption of the other, if none of the existing members of the Transatlantic Board are removed pursuant to Proposal 4, then only one of the Nominees may be elected to the Transatlantic Board. Likewise, because Transatlantic's public disclosure indicates that the size of the Transatlantic Board is currently set at eight directors and only seven directors currently hold office, subject to the approval of Proposal 1, all three Nominees could be elected to the Transatlantic Board even if only two Transatlantic directors are removed pursuant to Proposal 4. However, if fewer than five existing directors are removed pursuant to Proposal 4, the Nominees will not alone be able to cause Transatlantic to take any action (even if all Nominees are elected to the Transatlantic Board).

        VALIDUS URGES YOU TO CONSENT TO PROPOSAL 4.

 Proposal 5—Election of the Nominees

        Proposal 5 is to elect the three Nominees to the Transatlantic Board to serve as directors of Transatlantic until the next annual meeting of Transatlantic stockholders and until their successors are duly elected and qualified. If Proposal 4 is approved, Validus has nominated three individuals to fill the available seats on the Transatlantic Board, and if all of the then existing members of the Transatlantic Board are removed and if the Nominees are elected, they will constitute the full membership of the Transatlantic Board. See the information set forth under the caption "Consent Procedures" for further details relating to the election of the Nominees if fewer than all existing directors are removed pursuant to Proposal 4.

        The following is the text of Proposal 5:

        "To elect each of the following three (3) individuals to serve as a director of Transatlantic Holdings, Inc.: Raymond C. Groth, Paul G. Haggis, and Thomas C. Wajnert."

        The Nominees have furnished the following information regarding their principal occupations and certain other matters. The ages of the Nominees are given as of                    , 2011.

        Mr. Groth, 64, has been an Adjunct Professor of Business Administration at The Fuqua School of Business, Duke University since March 2001. From June 1994 to March 2001, Mr. Groth worked at First Union Securities, Inc., now called Wells Fargo Securities; Mr. Groth was a Managing Director in the Merger and Acquisition Group from 1994-2001, and Group Head from 1994 to 1998. Mr. Groth held several positions in the investment banking department of The First Boston Corporation, now called Credit Suisse, from September 1979 to March 1992. From June 1972 to August 1979, Mr. Groth was an associate with Cravath, Swaine & Moore LLP. Mr. Groth served as a director of Specialty Underwriters' Alliance, Inc. from May 2004 until it was acquired by Tower Group, Inc. in November 2009. The specific experience, qualifications, attributes and skills that Validus believes Mr. Groth will bring to the Transatlantic Board are as follows: Mr. Groth has experience as a director of a publicly traded property and casualty insurance company (including participation as a board member in the oversight of a strategic sale of such company) and has significant expertise in accounting, corporate finance and general business matters.

        Mr. Haggis, 59, has been Chairman of Alberta Enterprise Corp. since March 2009. Mr. Haggis was President and Chief Executive Officer of the Ontario Municipal Employees Retirement System from September 2003 to May 2007. In 2003, Mr. Haggis was President and Chief Executive Officer of Princeton Developments Ltd. and served as interim Chief Executive Officer of the Public Sector

Pension Investment Board. In 2002, Mr. Haggis was Executive Vice President of Development and Chief Credit Officer of Manulife Financial Corporation. From 1996 to 2001, Mr. Haggis was President and Chief Executive Officer of ATB Financial. From 1988 to 1996, Mr. Haggis worked at MetLife, Inc.; Mr. Haggis was Chief Operating Officer of Canadian Operations from 1995 to 1996. Mr. Haggis has served as Director of Advantage Energy Trust since November 2008, where he currently serves as Chairman of the audit committee, and C.A. Bancorp since February 2009, where he currently serves as Chairman of the Board of Directors. Mr. Haggis also serves as a Director and Chairman of the investment committee of the Insurance Corporation of British Columbia. The specific experience, qualifications, attributes and skills that Validus believes Mr. Haggis will bring to the Transatlantic Board are as follows: Mr. Haggis has extensive experience as an investor and financial professional, as well as a senior executive officer and director of public companies.

        Mr. Wajnert, 68, has been providing advisory services since January 1999 and has been a Senior Managing Director of The Alta Group, LLC, a global consulting organization providing advisory services to the financial services industry since January 2011. He served as a Senior Advisor to Irving Place Capital Partners, formerly known as Bear Stearns Merchant Banking LLC, from July 2006 to December 2010. Mr. Wajnert was Managing Director of Fairview Advisors, LLC, a merchant bank he had co-founded, from January 2002 to July 2006. From 2001 to 2002, Mr. Wajnert was a Principal at The Alta Group. Mr. Wajnert was Chairman and Chief Executive Officer of SEISMIQ, Inc., a provider of advanced technology to the commercial finance and leasing industry, from its founding in April 2000 until December 2001. Mr. Wajnert was also Chairman of EPIX Holdings, Inc., a professional employer organization, from March 1998 until November 2000, where Mr. Wajnert served as Chief Executive Officer from March 1998 to April 1999. Previously, Mr. Wajnert was Chairman of the Board of Directors from January 1992 until December 1997, and Chief Executive Officer from November 1984 until December 1997, of AT&T Capital Corporation, a commercial finance and leasing company. Mr. Wajnert was self-employed from December 1997 to March 1998. Mr. Wajnert currently serves on the Boards of Directors of Reynolds America, Inc., UDR, Inc., the St. Helena Hospital Foundation, and FGIC, Inc. Mr. Wajnert has also served on the Boards of Directors of JLG Industries, Inc., and NYFIX, Inc. The specific experience, qualifications, attributes and skills that Validus believes Mr. Haggis will bring to the Transatlantic Board are as follows: Mr. Wajnert has significant investment and senior level management experience with financial services companies. Additionally, Mr. Wajnert has served in the past and currently serves on the board of directors of several publicly traded companies.

        Validus believes that each of the Nominees is independent within the meaning of NYSE listing standards and is not currently affiliated with Transatlantic or any of its subsidiaries. Consequently, Validus believes that if the Nominees are elected and constitute a majority of the Transatlantic Board, a majority of the directors of the Transatlantic Board will be independent within the meaning of the NYSE listing standards, and there will be a sufficient number of independent directors to serve on the Transatlantic Board's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. If the Nominees are elected, the chairman of the Transatlantic Board and the composition of the Transatlantic Board's committees will be determined by the Transatlantic Board.

        Validus believes that each Nominee has qualifications that would permit such Nominee to qualify as an audit committee financial expert within the meaning of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Exchange Act ("Regulation S-K").

        Each of the Nominees has consented to being named as a nominee in this Consent Statement and to serve on the Transatlantic Board as a director of Transatlantic if elected pursuant to this consent solicitation. Validus believes that, because the Transatlantic Board is not classified, any Nominee who is elected will be elected to fulfill the term in office of the director whom such Nominee is replacing and until such Nominee's successor is duly elected and qualified. Validus does not expect that any of the

Nominees will be unable to stand for election to the Transatlantic Board or to serve as a director if elected. In the event that a vacancy in Validus' slate of nominees should occur unexpectedly, Validus may appoint a substitute candidate that it selects.

        Validus reserves the right to nominate or substitute additional persons if Transatlantic makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Nominees. The nomination or substitution of additional persons as nominees by Validus in this consent solicitation is not subject to the advance notice timing provisions of the Bylaws.

        If elected, the Nominees will be responsible for managing the business and affairs of Transatlantic and overseeing Transatlantic's management, which is responsible for the day-to-day operations of Transatlantic. An investment in Transatlantic includes certain risks. Validus urges stockholders to read and consider the risk factors specific to Transatlantic's businesses described in Part I, Item 1A of the Transatlantic 10-K and other documents that have been filed by Transatlantic with the SEC.

        Each director of Transatlantic has an obligation under the DGCL to discharge his or her duties as a director on an informed basis, in good faith, with due care and in a manner that the director honestly believes to be in the best interests of Transatlantic and the Transatlantic stockholders. It is possible that circumstances may arise in which the interests of Validus, on the one hand, and the interests of other stockholders of Transatlantic, on the other hand, may differ. In any such case, Validus expects the Nominees to fully discharge their obligations to Transatlantic and Transatlantic stockholders under Delaware law.

        Validus has entered into substantially identical indemnity and nominee letter agreements (the "Nominee Agreements") with each of the Nominees pursuant to which it has agreed to indemnify such Nominees, to the fullest extent permitted by Delaware and other applicable law, against, and to hold such Nominees harmless from, any and all liabilities, losses, claims, damages, suits, actions, judgments and reasonable costs and expenses actually incurred by such Nominees (including reasonable attorneys' fees and expenses) (collectively, "Losses") asserted against, resulting from, imposed upon, or incurred or suffered by such Nominees, directly or indirectly, based upon, arising out of or relating to (i) serving as a nominee of Validus, (ii) being a "participant in a solicitation" (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) in connection with the solicitation of consents by Validus, and (iii) being otherwise involved in the solicitation of consents by Validus. However, Validus is not obligated to indemnify such Nominees for (a) any action taken or omission by such Nominees or on such Nominees' behalf that occurs subsequent to certification of the results relating to the solicitation of consents by Validus or such earlier time as any such Nominee is no longer a Nominee, or (b) any actions taken or inactions by such Nominees as a director of Transatlantic, if such Nominees are elected. In addition, Validus is not obligated to indemnify such Nominees to the extent of any Losses that (I) arise out of any materially inaccurate written information supplied by such Nominees or on such Nominees' behalf for inclusion in any filings made with any federal or state governmental agency, including any materials related to the solicitation of consents by Validus, or (II) are found in a final judgment by a court, not subject to further appeal, to have resulted from bad faith or willful misconduct on the part of such Nominees. Validus has also agreed to pay each Nominee a one-time fee of $40,000 in cash, in two installments as follows: (A) $20,000 upon execution of the letter agreement; and (B) $20,000 upon the mailing to Transatlantic stockholders of this Consent Statement in its definitive form. Finally, Validus has agreed to reimburse each Nominee for his reasonable and documented out-of-pocket expenses (including travel expenses, if any, and any reasonable legal fees and expenses) directly related to his participation in any solicitation of consents by Validus, up to an aggregate maximum of $5,000.

        The Nominees will not receive any compensation from Validus for their services as directors of Transatlantic if elected. Each of the Nominees, if elected, will be entitled to receive from Transatlantic compensation paid by Transatlantic to its non-employee directors. The compensation currently paid by Transatlantic to its non-employee directors is described in Transatlantic's proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 8, 2011, a summary of which is set forth on Annex A.

        Although neither Proposal 4 nor Proposal 5 is subject to, or conditioned upon, the adoption of the other, if none of the existing members of the Transatlantic Board are removed pursuant to Proposal 4, then only one of the Nominees may be elected to the Transatlantic Board. Likewise, because Transatlantic's public disclosure indicates that the size of the Transatlantic Board is currently set at eight directors and only seven directors currently hold office, subject to the approval of Proposal 1, all three Nominees could be elected to the Transatlantic Board even if only two Transatlantic directors are removed pursuant to Proposal 4. However, if fewer than five existing directors are removed pursuant to Proposal 4, the Nominees will not alone be able to cause Transatlantic to take any action (even if all Nominees are elected to the Transatlantic Board).

        VALIDUS URGES YOU TO CONSENT TO PROPOSAL 5.

 Proposal 6—Fix the Number of Directors Constituting the Entire Transatlantic Board

        Proposal 6 is to fix the number of directors constituting the entire Transatlantic Board at the number of directors constituting the Transatlantic Board immediately following (x) the removal, if any, of any Transatlantic directors pursuant to Proposal 4 and (y) the election of Nominees, if any, to the Transatlantic Board pursuant to Proposal 5.

        According to Transatlantic's public disclosure, the Transatlantic Board currently consists of eight members and seven directors currently hold office. Validus believes that it is in Transatlantic stockholders' best interests to reset the size of the Transatlantic Board at the number of directors in office immediately after giving effect to Proposal 4 and Proposal 5 so as to eliminate any ambiguity regarding the number of Transatlantic directors necessary to form a quorum under Article III, Section 3.9 of the Bylaws.

        The following is the text of Proposal 6:

        "RESOLVED, that pursuant to Article III, Section 3.1 of the Bylaws, the number of directors which shall constitute the Board of Directors shall be equal to (x) the number of Nominees, if any, elected pursuant to Proposal 5 plus (y) the number of Transatlantic directors, if any, not removed pursuant to Proposal 4 and remaining in office immediately thereafter (other than any Nominee)."

        Because Proposal 2 contemplates the amendment of the Bylaws to permit stockholders to determine the size of the Transatlantic Board, Proposal 6 is subject to, and conditioned on, the approval of Proposal 2 by Transatlantic stockholders.

        VALIDUS URGES YOU TO CONSENT TO PROPOSAL 6.

CERTAIN INFORMATION REGARDING THE VALIDUS TRANSACTION PROPOSAL

The Validus Merger Offer

        The Validus Merger Offer contemplates that Validus would acquire Transatlantic through an exchange offer and second step merger for 1.5564 Validus Shares per Transatlantic Share and Transatlantic would pay a one-time special dividend of $11.00 in cash per Transatlantic Share (which may be increased by the amount of the Special Excess Dividend) (less applicable withholding taxes and without interest) immediately prior to the expiration time of the exchange offer.

        Validus expects that the cash special dividend would be financed by new indebtedness incurred by Transatlantic. Validus has obtained a highly confident letter from J.P. Morgan Securities LLC in connection with the arrangement of the full amount of the financing required for the $11.00 per Transatlantic Share cash special dividend. Validus has not engaged in substantive discussions with Transatlantic regarding the indebtedness to be incurred to finance the cash special dividend to be paid by Transatlantic. Although Validus believes that such indebtedness will not materially impact the operations of Transatlantic or the combined company, such indebtedness will require that certain future cash flows of Transatlantic be used to make interest and debt service payments and to that extent will have an impact on the future performance of Validus' wholly-owned subsidiary Transatlantic. Any Special Excess Dividend would be funded from available cash on hand at Transatlantic.

        The Validus Merger Offer could be structured to be tax-free to Transatlantic stockholders with respect to the Validus Shares to be issued thereunder. The $11.00 cash special dividend in the Validus Merger Offer and any Special Excess Dividend will generally be taxable to U.S. stockholders of Transatlantic may be subject to withholding taxes for non-U.S. stockholders of Transatlantic, although many such non-U.S. stockholders may be eligible for a reduced rate of withholding tax, or an elimination of withholding tax, under an applicable tax treaty. Because individual circumstances may differ, Validus urges Transatlantic stockholders to consult with their own tax advisors as to the specific tax consequences of the Validus Merger Offer, including the applicability of U.S. federal, state, local, non-U.S. and other tax laws.

        Validus believes that the Validus Merger Offer can be consummated most promptly and effectively if the Transatlantic board of directors approves Transatlantic's entry into a two-step transaction involving an exchange offer and a second-step merger. Consequently, Validus has proposed to Transatlantic an agreement and plan of merger that provides for a two-step transaction pursuant to which Validus would acquire Transatlantic Shares pursuant to the Validus Exchange Offer (which would be amended to reflect the terms of such agreement and plan of merger) and then acquire any remaining Transatlantic Shares through a second-step merger at the same stock consideration per share contemplated by the Validus Merger Offer. The $11.00 cash special dividend and any Special Excess Dividend would be paid prior to the expiration time of the Validus Exchange Offer. Validus delivered a merger agreement reflecting the two-step structure to Transatlantic on October 16, 2011. Validus intends to deliver a similar merger agreement to the Nominees if the Proposals are successful and the Nominees are elected to the Transatlantic Board. Although Validus believes that the Nominees will determine that entering into such a merger agreement is in accordance with their fiduciary duties to Transatlantic stockholders, there is no guarantee that they will do so or, if they determine to do so, whether they will seek to enter into such a merger agreement on a prompt basis.

The Validus Exchange Offer

        Validus has amended the terms of the Validus Exchange Offer to include offer consideration of 1.5564 Validus Shares and $11.00 (less applicable withholding taxes and without interest) in cash per Transatlantic Share and to permit Transatlantic to pay up to a $2.00 per share Special Excess Dividend (less applicable withholding taxes and without interest) prior to the expiration time of the Validus Exchange Offer. Validus intends to, promptly after completion of the Validus Exchange Offer, consummate a second-step merger of Transatlantic with a wholly-owned subsidiary of Validus pursuant to Delaware law pursuant to which each Transatlantic Share not owned by Validus following the Validus Exchange Offer (other than Transatlantic Shares held in treasury by Transatlantic and Transatlantic Shares held by Transatlantic stockholders who properly exercise applicable dissenter's rights under Delaware law) will be converted into the right to receive the same number of Validus Shares and the same amount of cash as are received by Transatlantic stockholders pursuant to the Validus Exchange Offer (the "Second-Step Merger").

        The consideration received by Transatlantic stockholders in the Validus Exchange Offer (including the value of Validus Shares received by Transatlantic stockholders in the Validus Exchange Offer and the Special Excess Dividend) will generally be taxable to Transatlantic stockholders.

        The expiration time of the Validus Exchange Offer, unless further extended by Validus, is 5:00 p.m., Eastern time, on Friday, November 25, 2011.

        The Validus Exchange Offer is subject to conditions, including that:

  •
  Transatlantic stockholders shall have validly tendered and not withdrawn prior to the expiration time of the Validus Exchange Offer at least that number of Transatlantic Shares that, when added to the Transatlantic Shares then owned by Validus or any of its subsidiaries, shall constitute a majority of the then-outstanding number of Transatlantic Shares on a fully-diluted basis.

  •
  The Allied World Acquisition Agreement shall have been validly terminated, and Validus shall reasonably believe that Transatlantic has no liability, and Allied World shall not have asserted any claim of liability or breach against Transatlantic in connection with the Allied World Acquisition Agreement, other than with respect to the possible payment of a maximum of $115 million in the aggregate in termination fees and reimbursement of permitted Allied World expenses thereunder.

  •
  The Registration Statement on Form S-4 filed by Validus with the SEC on July 25, 2011 as amended or supplemented from time to time (the "Validus S-4"), shall have become effective under the Securities Act of 1933, as amended, no stop order suspending the effectiveness of the Validus S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and Validus shall have received all necessary state securities law or "blue sky" authorizations.

  •
  The Transatlantic Board shall have approved the acquisition of Transatlantic Shares pursuant to the Validus Exchange Offer and the Second-Step Merger under Section 203 of the DGCL, or Validus shall be satisfied that Section 203 of the DGCL does not apply to or otherwise restrict such acquisition.

  •
  The Transatlantic Board shall have redeemed the rights issued pursuant to the Transatlantic poison pill, or the Transatlantic poison pill shall have been redeemed or otherwise rendered inapplicable to the Validus Exchange Offer and the Second-Step Merger.

  •
  The shareholders of Validus shall have approved the issuance of the Validus Shares pursuant to the Validus Exchange Offer and the Second-Step Merger as required under the rules of the NYSE.

  •
  The Validus Shares to be issued to Transatlantic stockholders as a portion of the Validus Exchange Offer consideration in exchange for Transatlantic Shares in the Validus Exchange Offer and the Second-Step Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

  •
  There shall be no pending litigation, suit, claim, action, proceeding or investigation by or before any governmental authority (and Validus shall not have disclosed the receipt of written notice from any person stating that such person intends to commence any litigation, suit, claim, action, proceeding or investigation) that, in the judgment of Validus, is reasonably expected to, directly or indirectly, restrain or prohibit (or which alleges a violation of law in connection with) the Validus Exchange Offer or is reasonably expected to prohibit or limit the full rights of ownership of Transatlantic Shares by Validus or any of its affiliates.

  •
  Since December 31, 2010, there shall not have been any change, state of facts, circumstance or event that has had, or would reasonably be expected to have, a material adverse effect on the financial condition, properties, assets, liabilities, obligations (whether accrued, absolute, contingent or otherwise), businesses or results of operations of Transatlantic and its subsidiaries, taken as a whole, subject to certain exceptions and limitations.

  •
  Each of Transatlantic and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at all times on or after July 25, 2011 and prior to the expiration time of the Validus Exchange Offer.

  •
  All amendments or waivers under Validus' and its subsidiaries' credit facilities as determined by Validus to be necessary to consummate the Validus Exchange Offer, the Second-Step Merger and the other transactions contemplated by the prospectus/offer to exchange shall have been obtained and be in full force and effect.

  •
  The New York State Insurance Department shall have approved Validus' application for acquisition of control of Transatlantic Reinsurance Company and Putnam Reinsurance Company, New York domiciled insurance companies and wholly-owned subsidiaries of Transatlantic, pursuant to Section 1506 of the New York Insurance Code and such approval shall be in full force and effect.

  •
  Any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and, if applicable, any agreement with the Federal Trade Commission (the "FTC") or Antitrust Division (the "Antitrust Division") of the U.S. Department of Justice not to accept Transatlantic Shares for exchange in the Validus Exchange Offer, shall have expired or shall have been terminated prior to the expiration of the Validus Exchange Offer.

  •
  Any clearance, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority, other than in connection with the matters set forth in the two foregoing bullet points, shall have been obtained and such approvals shall be in full force and effect, or any applicable waiting periods for such clearances or approvals shall have expired.

        The Validus Exchange Offer is subject to additional conditions. A full description of the terms and conditions of the Validus Exchange Offer is contained in the prospectus/offer to exchange with respect to the Validus Exchange Offer mailed to Transatlantic stockholders beginning on or about August 1, 2011.

Certain Legal Matters and Regulatory Approvals Relating to the Validus Transaction Proposal

  U.S. Antitrust Clearance

        Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The consummation of the Validus Transaction Proposal is subject to such requirements.

        Pursuant to the requirements of the HSR Act, Validus filed a Notification and Report Form and requested early termination of the HSR Act waiting period with respect to the Validus Transaction Proposal with the Antitrust Division and the FTC on July 18, 2011. On August 17, 2011 at 11:59 p.m. Eastern time, the applicable waiting period under the HSR Act for the acquisition of Transatlantic by Validus expired.

  U.S. Insurance Regulatory

        The insurance laws and regulations of all 50 U.S. states and the District of Columbia generally require that, prior to the acquisition of an insurance company, either through the acquisition of or merger with the insurance company or a holding company of that insurance company, the acquiring company must obtain approval from the insurance commissioner of the insurance company's state of domicile or, in certain jurisdictions, where such insurance company is commercially domiciled.

        Transatlantic owns Transatlantic Reinsurance Company and Putnam Reinsurance Company, each of which are insurance companies domiciled in New York. Accordingly, before it can acquire indirect control of each of Transatlantic Reinsurance Company and Putnam Reinsurance Company through its acquisition of Transatlantic, Validus will be required to obtain approval for acquisition of control under Section 1506 of the New York Insurance Code. Validus does not believe based on publicly available information that either Transatlantic Reinsurance Company or Putnam Reinsurance Company is commercially domiciled in any U.S. State. Validus filed an application for acquisition of control with respect to Transatlantic under Section 1506 of the New York Insurance Code on August 1, 2011.

  Other Regulatory Approvals

        The Validus Transaction Proposal will also be subject to review by antitrust, insurance and other authorities in jurisdictions outside the U.S. Validus has filed all applications and notifications determined by Validus to be necessary or advisable under the laws of the respective jurisdictions for the consummation of the Validus Transaction Proposal.

        No assurance can be given that the required consents and approvals of the applicable governmental authorities to complete the Validus Transaction Proposal will be obtained, and, if all required consents and approvals are obtained, no assurance can be given as to the terms, conditions and timing of the consents and approvals. If Validus agrees to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any consents or approvals required to consummate the Validus Transaction Proposal, these requirements, limitations, additional costs or restrictions could adversely affect Validus' ability to integrate the operations of Validus and Transatlantic or reduce the anticipated benefits of the combination contemplated by the Validus Transaction Proposal.

        Please see the section of this Consent Statement titled "Forward Looking Statements."

Projected Validus Financial Information

        Validus' senior management does not as a matter of practice prepare or disclose public forecasts or projections as to our future performance, earnings or other operating metrics beyond the current fiscal year, and we do not place much emphasis on projections for extended periods due to the unpredictability of the underlying assumptions and estimates.

        However, at the request of Transatlantic's management, certain financial projections prepared by, or as directed by, Validus' management have been provided by Validus to Transatlantic in connection with the Validus Merger Offer. Summaries of the foregoing financial projections (the "Financial Projections") are being provided herein solely because they were provided to Transatlantic to assist Transatlantic in reviewing the terms of the Validus Merger Offer. The inclusion of these Financial Projections in this Consent Statement should not be regarded as an indication that Validus,

Transatlantic, the board of directors of Validus or Transatlantic (or any committee thereof), or any other recipient of this information considered, or now considers, such Financial Projections to be a reliable prediction of future results, and they should not be relied on as such.

        The Financial Projections reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Validus' business, all of which are difficult to predict and many of which are beyond Validus' control. The Financial Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Financial Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in this Consent Statement and Validus' periodic reports. See the section of this Consent Statement titled "Forward-Looking Statements." There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The Financial Projections cover multiple years and such information by its nature becomes meaningfully less reliable with each successive year.

        The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, and they do not give effect to the Validus Transaction Proposal or the effect of any failure of the transactions contemplated by the Validus Transaction Proposal to occur, and should not be viewed as accurate or continuing as of any other such date or in the event of any such failure.

        The Financial Projections were prepared solely for use in connection with evaluating the Validus Merger Offer and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Validus' registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Financial Projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and deny any association with, the Financial Projections. The audit report included in the Validus 10-K refers exclusively to Validus' historical financial information. It does not extend to the Financial Projections and should not be read as such.

        Validus has made publicly available its actual results of operations for the quarter ended September 30, 2011. Readers of this Consent Statement are cautioned not to place undue reliance on the projections set forth below. No one has made or makes any representation to any stockholder regarding the information included in the Financial Projections.

        The inclusion of the Financial Projections herein will not be deemed an admission or representation by Validus that they are viewed by Validus or any other party as material information of Validus. The Financial Projections are not included in this Consent Statement in order to induce any holder of shares of Transatlantic common stock to deliver a written consent to Validus pursuant to this Consent Statement, or to tender Transatlantic Shares pursuant to the Validus Exchange Offer. Validus does not intend to update or otherwise revise the Financial Projections to reflect circumstances existing since their preparation, to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

        The projections include the effects of capital management over the projection period (either by means of share repurchases or dividends).

Validus—Summary Projections
($ in thousands, except per share data)

	2011E	2012E	2013E	2014E	2015E	2016E
Stockholders' Equity	$3,646,196	$3,660,569	$3,660,569	$3,660,569	$3,660,569	$3,660,569
Total Net Premiums Written	1,751,264	1,994,353	2,053,021	2,102,594	2,172,702	2,257,523
Net Income	77,521	440,544	466,341	472,414	474,605	492,627
Diluted EPS	$0.68	$4.33	$5.34	$6.20	$7.24	$8.90
Loss Ratio	67.8%	49.5%	49.7%	50.0%	50.5%	50.6%
Combined ratio	99.8%	80.1%	80.0%	80.2%	80.7%	80.7%

CONSENT PROCEDURES

        Section 228 of the DGCL states that, unless the certificate of incorporation of a Delaware corporation otherwise provides, any action required to be taken at any annual or special meeting of stockholders of that corporation, or any action that may be taken at any annual or special meeting of those stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Consents must also bear the date of the signature of the stockholder who signs the written consent. Notwithstanding anything in the Bylaws to the contrary, Transatlantic's Amended and Restated Certificate of Incorporation, as amended (the "Charter"), does not prohibit Transatlantic stockholders from acting by written consent and, accordingly, Transatlantic stockholders may act by written consent.

        Section 213(b) of the DGCL provides that the record date for determining the stockholders of a Delaware corporation entitled to consent to corporate action in writing without a meeting, when no prior action by the corporation's board of directors is required and the board has not fixed a record date, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. The Bylaws provide that if delivery is made to Transatlantic, it is to be made to Transatlantic's Secretary by hand or by certified or registered mail, return receipt requested.

        Article VI, Section 6.4(b) of the Bylaws provides that the Transatlantic Board may fix a record date, which date may not precede the date upon which the resolution fixing the record date is adopted by the Transatlantic Board and which date may not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Transatlantic Board. If the Transatlantic Board does not fix a record date, the record date for determining the Transatlantic stockholders entitled to consent to a corporate action in writing without a meeting is the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to Transatlantic. The filing of this Consent Statement with the SEC, whether in preliminary or definitive form, shall not be deemed to be a request by Validus or any other Transatlantic stockholder for the Transatlantic Board to set a record date for the consent solicitation.

        Consents representing a majority of all the Transatlantic Shares as of the close of business on the Record Date entitled to be voted at a meeting of stockholders on the Proposals (i.e., a majority of the issued and outstanding Transatlantic Shares) are required in order to implement each of the Proposals. Based on the most recent information disclosed by Transatlantic, as of the Record Date, there were                     Transatlantic Shares issued and outstanding. Based on this information, the consent of the holders of at least                    Transatlantic Shares is necessary to adopt the Proposals. Abstentions, failures to sign, date and return consent cards, and broker non-votes, if any, will have the same effect as withholding consent.

        With respect to Proposal 4, a Transatlantic stockholder may choose to consent to the removal of only certain of the seven existing directors identified in this Consent Statement by designating the names of one or more directors who are not to be removed on the BLUE consent card. Accordingly, it is possible that some, but not all, of the existing directors may be removed pursuant to Proposal 4. It is Validus' intention that if fewer than all of the existing directors constituting the current Transatlantic Board are removed, then the Nominees who are standing for election to fill the vacancies resulting from the removal of such existing directors be elected in order of the number of consents received by the Nominees, with the Nominee receiving the highest number of consents filling the first available vacancy (including the current vacancy on the Transatlantic Board, assuming it exists at the time the Proposals become effective). If fewer than five existing directors are removed, such Nominees will not alone be able to cause Transatlantic to take any action (even if all Nominees are elected to the Transatlantic Board). Consequently, Validus urges Transatlantic stockholders to consent to remove all of the current Transatlantic directors.

        Under Section 228(c) of the DGCL, no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated written consent delivered, written consents signed by the holders of a sufficient number of shares are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders or members are recorded. Abstentions, failures to sign, date and return consent cards, and broker non-votes, if any, will all have the same effect as withholding consent.

        If the Proposals are adopted pursuant to the consent procedures, prompt notice will be given pursuant to Section 228(e) of the DGCL to stockholders who have not executed written consents.

        Validus plans to present the results of any successful solicitation with respect to the Proposals to Transatlantic as soon as possible.

        Validus believes that it has obtained all clearances of governmental authorities necessary to undertake this consent solicitation.

        Your consent is important. Please sign, date and return the enclosed BLUE consent card in the postage-paid envelope provided. If you fail to return a BLUE consent card or to instruct your broker, dealer, bank, trust company or other nominee to submit a BLUE consent card on your behalf, you will effectively be voting AGAINST the Proposals. YOU MUST SIGN AND DATE THE BLUE CONSENT CARD IN ORDER FOR IT TO BE VALID.

VALIDUS RECOMMENDS THAT TRANSATLANTIC STOCKHOLDERS
PROMPTLY CONSENT TO ALL OF THE PROPOSALS.

Revocation of Consents

        An executed BLUE consent card may be revoked at any time before the authorized action becomes effective by dating, signing and delivering a written revocation. Revocations may only be made by the record holder that granted such written consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a signed and subsequently dated consent card will constitute a revocation of any earlier consent. The revocation may be delivered either to Validus in care of Innisfree M&A

Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or such address as Transatlantic may provide. Although a revocation is effective if delivered to Transatlantic, Validus requests that you mail or deliver either the originals or copies of all revocations of consents to Innisfree M&A Incorporated at the address above. This will allow Validus to be aware of all revocations and more accurately determine if and when consents to the Proposals have been received from stockholders as of the Record Date representing a majority of the Transatlantic Shares.

        If your Transatlantic Shares are held in "street name" by a broker, dealer, bank, trust company or other nominee, only it can execute a revocation of a previously executed consent representing your Transatlantic Shares and only on receipt of your specific instructions. Accordingly, if you wish to revoke a previously executed consent, you should contact your broker, dealer, bank, trust company or other nominee and give instructions to execute a written revocation on your behalf.

        Transatlantic has filed a consent revocation statement with the SEC with respect to this consent solicitation. Validus urges that you NOT return any white consent revocation card that may be sent to you by or on behalf of Transatlantic.

Special Instructions

        Holders of Transatlantic Shares as of the close of business on the Record Date may elect to consent to, withhold consent to or abstain from consenting by marking the "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" box, as applicable, underneath each Proposal on the accompanying BLUE consent card and signing, dating and returning it in the postage-paid envelope provided.

        In addition, stockholders may withhold consent to the removal of any of the existing directors identified in this Consent Statement or to the election of any Nominee by writing such person's name in the space relating to the applicable Proposal on the BLUE consent card. Validus will not be able to elect any of the Nominees unless stockholders also approve the removal, without cause, of one or more of the existing members of the Transatlantic Board.

        If you hold your Transatlantic Shares in more than one account, you will receive a BLUE consent card for each account. To ensure that all of your Transatlantic Shares are consented, please sign, date and return the BLUE consent card for each account.

        If a Transatlantic stockholder has signed, dated and returned a BLUE consent card but has failed to check a box marked "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" for any of the Proposals, such stockholder will be deemed to have consented to such Proposal or Proposals, except that such stockholder will not be deemed to have consented to the removal of any of the Transatlantic directors identified in this Consent Statement or the election of any Nominee, in each case, whose name is written in by such stockholder in the space relating to the applicable Proposal on the BLUE consent card.

        Execution and delivery of a BLUE consent card by a record holder of Transatlantic Shares will be deemed to be a consent with respect to all Transatlantic Shares held by such record holder unless the consent specifies otherwise.

        Validus recommends that Transatlantic stockholders promptly consent to all of the Proposals. Please sign, date and return the enclosed BLUE consent card in the postage-paid envelope provided. If you fail to return a BLUE consent card or to instruct your broker, dealer, commercial bank, trust company or other nominee to submit a BLUE consent card on your behalf, you will effectively be voting AGAINST the Proposals. YOU MUST SIGN AND DATE THE BLUE CONSENT CARD IN ORDER FOR IT TO BE VALID.

 Interests of Participants in the Consent Solicitation

        This consent solicitation is being conducted by Validus. Information in this Consent Statement and in Annex A about certain other persons listed on Annex A who are Participants in the solicitation of consents by Validus was provided by that Participant.

Voting Securities

        According to publicly available information (including the Charter and the Bylaws), the Transatlantic Shares constitute the only class of outstanding voting securities of Transatlantic. Accordingly, only holders of Transatlantic Shares are entitled to execute consents. Each Transatlantic Share entitles its holder to one vote. There are no cumulative voting rights. According to information furnished to Validus by Transatlantic, as of the Record Date, there were                    Transatlantic Shares issued and outstanding. If you are a Transatlantic stockholder of record as of the Record Date, you will retain your right to grant a consent in favor of the Proposals even if you sell your Transatlantic Shares after the Record Date.

Certain Information Regarding Transatlantic

        Based on information publicly disclosed by Transatlantic, Transatlantic's principal executive office is located at 80 Pine Street, New York, New York 10005.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VALIDUS

        Set forth below is certain selected historical consolidated financial data relating to Validus. The financial data has been derived from Validus financial results for the nine months ended September 30, 2011, furnished as part of Validus' Current Report on Form 8-K filed with the SEC on October 27, 2011, which we refer to as the "Validus Q3 Earnings Release," and Validus' Annual Report on Form 10-K for the year ended December 31, 2010, which we refer to as the "Validus 10-K." You should not take historical results as necessarily indicative of the results that may be expected for the remainder of this fiscal year or any other future period. This financial data should be read in conjunction with the financial statements and the related notes and other financial information contained in the Validus Q3 Earnings Release and the Validus 10-K. Please see the section of this Consent Statement titled "Where You Can Find More Information."

        The following table sets forth summarized operational data for the periods ended December 31, 2010, 2009, 2008, 2007 and 2006 and September 30, 2011 and 2010:

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009(12)	2008	2007	2006
	(Dollars in thousands, except share and per share amounts)
Revenues
Gross premiums written	$1,846,412	$1,731,835	$1,990,566	$1,621,241	$1,362,484	$988,637	$540,789
Reinsurance premiums ceded	(272,752)	(194,106)	(229,482)	(232,883)	(124,160)	(70,210)	(63,696)

Net premiums written	1,573,660	1,537,729	1,761,084	1,388,358	1,238,324	918,427	477,093
Change in unearned premiums	(259,863)	(209,417)	39	61,219	18,194	(60,348)	(170,579)

Net premiums earned	1,313,797	1,328,312	1,761,123	1,449,577	1,256,518	858,079	306,514
Gain on bargain purchase, net of expenses(13)	—	—	—	287,099	—	—	—
Net investment income	84,216	103,141	134,103	118,773	139,528	112,324	58,021
Realized gain on repurchase of debentures	—	—	—	4,444	8,752	—	—
Net realized gains (losses) on investments	23,177	46,897	32,498	(11,543)	(1,591)	1,608	(1,102)
Net unrealized (losses) gains on investments	(22,150)	88,641	45,952	84,796	(79,707)	12,364	—
Other income	2,201	4,667	5,219	4,634	5,264	3,301	—
Foreign exchange (losses) gains	(22,390)	(2,073)	1,351	(674)	(49,397)	6,696	2,157

Total revenues	1,378,851	1,569,585	1,980,246	1,937,106	1,279,367	994,372	365,590
Expenses
Losses and loss expenses	909,572	832,361	987,586	523,757	772,154	283,993	91,323
Policy acquisition costs	232,931	217,376	292,899	262,966	234,951	134,277	36,072
General and administrative expenses(1)	145,244	154,779	209,290	185,568	123,948	100,765	38,354
Share compensation expenses	27,059	21,040	28,911	27,037	27,097	16,189	7,878
Finance expenses	41,297	42,084	55,870	44,130	57,318	51,754	8,789
Transaction expenses	13,583	—	—	—	—	—	—
Fair value of warrants issued	—	—	—	—	—	2,893	77

Total expenses	1,369,686	1,267,640	1,574,556	1,043,458	1,215,468	589,871	182,493

Net income before taxes	9,165	301,945	405,690	893,648	63,899	404,501	183,097
Taxes	(1,050)	(2,068)	(3,126)	3,759	(10,788)	(1,505)	—

Net income	8,115	299,877	402,564	897,407	53,111	402,996	183,097
Net income attributable to non controlling interest	(14,110)	—	—	—	—	—	—

Net income (loss) available (attributable) to Validus	$(5,995)	$299,877	$402,564	$897,407	$53,111	$402,996	$183,097

Comprehensive (loss) income
Unrealized gains arising during the period(2)	—	—	—	—	—	—	(332)
Foreign currency translation adjustments	523	(94)	(604)	3,007	(7,809)	(49)	—
Adjustment for reclassification of losses realized in income	—	—	—	—	—	—	1,102

Comprehensive (loss) income	$(5,472)	$299,783	$401,960	$900,414	$45,302	$402,947	$183,867

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009(12)	2008	2007	2006
	(Dollars in thousands, except share and per share amounts)
Earnings per share(3)
Weighted average number of common shares and common share equivalents outstanding
Basic	98,430,686	119,414,906	116,018,364	93,697,194	74,677,903	65,068,093	58,477,130
Diluted	98,430,686	123,735,683	120,630,945	97,168,409	75,819,413	67,786,673	58,874,567
Basic (loss) earnings per share	$(0.12)	$2.47	$3.41	$9.51	$0.62	$6.19	$3.13

Diluted (loss) earnings per share	$(0.12)	$2.42	$3.34	$9.24	$0.61	$5.95	$3.11

Cash dividends per share	$0.75	0.66	$0.88	$0.80	$0.80	$—	$—

Selected financial ratios
Losses and loss expenses ratio(4)	69.2%	62.7%	56.1%	36.1%	61.5%	33.1%	29.8%
Policy acquisition cost ratio(5)	17.7%	16.4%	16.6%	18.1%	18.7%	15.6%	11.8%
General and administrative expense ratio(6)	13.1%	13.2%	13.5%	14.7%	12.0%	13.3. %	15.1%
Expense ratio(7)	30.8%	29.6%	30.1%	32.8%	30.7%	28.9%	26.9%
Combined ratio(8)	100.0%	92.3%	86.2%	68.9%	92.2%	62.0%	56.7%

Return on average equity(9)	(0.2)%	10.6%	10.8%	31.8%	2.7%	26.9%	17.0%

        The following table sets forth summarized balance sheet data as of December 31, 2010, 2009, 2008, 2007 and 2006 and September 30, 2011 and 2010:

	As of September 30,		As of December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands, except share and per share amounts)
Summary Balance Sheet Data:
Investments at fair value	$5,341,043	$5,448,529	$5,118,859	$5,388,759	$2,831,537	$2,662,021	$1,376,387
Cash and cash equivalents	855,982	518,770	620,740	387,585	449,848	444,698	63,643
Total assets	8,000,740	7,503,242	7,060,878	7,019,140	4,322,480	4,144,224	1,646,423
Reserve for losses and loss expenses	2,565,912	2,020,845	2,035,973	1,622,134	1,305,303	926,117	77,363
Unearned premiums	1,058,593	955,236	728,516	724,104	539,450	557,344	178,824
Senior notes payable	246,955	246,847	246,874	—	—	—	—
Debentures payable	289,800	289,800	289,800	289,800	304,300	350,000	150,000
Total liabilities	4,410,648	3,741,957	3,556,047	2,988,020	2,383,746	2,209,424	453,900
Total shareholders' equity	3,590,092	3,761,285	3,504,831	4,031,120	1,938,734	1,934,800	1,192,523
Book value per common share(10)	34.77	34.43	35.76	31.38	25.64	26.08	20.39
Diluted book value per common share(11)	32.23	32.02	32.98	29.68	23.78	24.00	19.73

(1)
General and administrative expenses for the years ended December 31, 2007 and 2006 include $4,000,000 and $1,000,000 respectively, related to our advisory agreement with Aquiline Capital Partners, LLC, which, together with its related companies, we refer to as "Aquiline." Our advisory agreement with Aquiline terminated upon completion of our initial public offering, in connection with which Validus recorded general and administrative expense of $3,000,000 in the year ended December 31, 2007.

(2)
Validus adopted ASC 820 and ASC 825 as of January 1, 2007 and elected the fair value option on all securities previously accounted for as available-for-sale. Unrealized gains and losses on available-for-sale investments at December 31, 2006 of $875,000, previously included in accumulated other comprehensive income, were treated as a cumulative-effect adjustment as of January 1, 2007. The cumulative-effect adjustment transferred the balance of unrealized gains and losses from accumulated other comprehensive income to retained earnings and had no impact on the results of operations for the annual or interim periods beginning January 1, 2007. Validus' investments were accounted for as trading for the annual or interim periods beginning January 1, 2007 and as such all unrealized gains and losses are included in net income.

(3)
ASC 718 requires that any unrecognized stock-based compensation expense that will be recorded in future periods be included as proceeds for purposes of treasury stock repurchases, which is applied against the unvested restricted shares balance. On March 1, 2007 we effected a 1.75 for 1 reverse stock split of our outstanding common shares. The stock split does not affect our financial statements other than to the extent it decreases the number of outstanding shares and correspondingly increases per share information for all periods presented. The share consolidation has been reflected retroactively in this financial data.

(4)
The losses and loss expense ratio is calculated by dividing losses and loss expenses by net premiums earned.

(5)
The policy acquisition cost ratio is calculated by dividing policy acquisition costs by net premiums earned.

(6)
The general and administrative expense ratio is calculated by dividing the sum of general and administrative expenses and share compensation expenses by net premiums earned. The general and administrative expense ratio for the year ended December 31, 2007 is calculated by dividing the total of general and administrative expenses plus share compensation expenses less the $3,000,000 termination fee payable to Aquiline by net premiums earned.

(7)
The expense ratio is calculated by combining the policy acquisition cost ratio and the general and administrative expense ratio.

(8)
The combined ratio is calculated by combining the losses and loss expense ratio, the policy acquisition cost ratio and the general and administrative expense ratio.

(9)
Annualized return on average equity is calculated by dividing the net income for the period by the average shareholders' equity during the period. Annual average shareholders' equity is the average of the beginning, ending and intervening quarter-end shareholders' equity balances.

(10)
Book value per common share is defined as total shareholders' equity available to Validus divided by the number of common shares outstanding as at the end of the period, giving no effect to dilutive securities.

(11)
Diluted book value per common share is calculated based on total shareholders' equity plus the assumed proceeds from the exercise of outstanding options and warrants, divided by the sum of common shares, unvested restricted shares, options and warrants outstanding (assuming their exercise). Diluted book value per common share is a Non-GAAP financial measure as described under Item 7, "Management's Discussion and Analysis of Financial condition and Results of Operations—Financial Measures," in the Validus Form 10-K.

(12)
Operating results of IPC Holdings, Ltd. have been included from the September 2009 date of acquisition.

(13)
The gain on bargain purchase, net of expenses is from the acquisition of IPC Holdings, Ltd. in September 2009 and is net of transaction expenses.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TRANSATLANTIC

        The following disclosure is taken from Transatlantic's financial results for the nine months ended September 30, 2011 that were furnished as part of Transatlantic's Current Report on Form 8-K filed with the SEC on October 26, 2011, which we refer to as the "Transatlantic Q3 Earnings Release," and Transatlantic's Annual Report on Form 10-K for the year ended December 31, 2010, which we refer to as the "Transatlantic 10-K." Please see the section of this Consent Statement titled "Other Information."

        Set forth below is certain selected historical consolidated financial data relating to Transatlantic. The financial data has been derived from the Transatlantic Q3 Earnings Release and the Transatlantic 10-K. You should not take historical results as necessarily indicative of the results that may be expected for any future period. This financial data should be read in conjunction with the financial statements and the related notes and other financial information contained in the Transatlantic Q3 Earnings Release and the Transatlantic 10-K. Please see the section of this Consent Statement titled "Where You Can Find More Information."

        The following table sets forth operational data as of September 30, 2011 and 2010, and as of December 31, 2010, 2009, 2008, 2007 and 2006:

	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share amounts and ratios)
Net premiums written	$2,996,144	$2,980,918	$3,881,693	$3,986,101	$4,108,092	$3,952,899	$3,633,440
Net premiums earned	$2,857,515	$2,924,638	$3,858,620	$4,039,082	$4,067,389	$3,902,669	$3,604,094
Net losses and loss adjustment expenses incurred	(2,460,499)	(2,070,923)	(2,681,774)	(2,679,171)	(2,907,227)	(2,638,033)	(2,462,666)
Net commissions	(715,397)	(709,879)	(932,820)	(927,918)	(980,626)	(980,121)	(903,666)
Increase (decrease) in deferred policy acquisition costs	41,443	10,364	2,898	(12,406)	6,956	16,901	13,471
Other underwriting expenses	(122,878)	(133,015)	(177,624)	(158,181)	(131,555)	(115,760)	(102,339)
Underwriting (loss) profit(1)	(399,816)	21,185	69,300	261,406	54,937	185,656	148,894
Net investment income	344,296	352,224	473,547	467,402	440,451	469,772	434,540
Realized net capital gains (losses)(2)	67,871	16,955	30,101	(70,641)	(435,541)	9,389	10,862
(Loss) gain on early extinguishment of debt	(1,179)	(115)	(115)	9,869	10,250	—	—
Interest on senior notes	(50,386)	(51,192)	(68,272)	(43,454)	(43,359)	(43,421)	(43,405)
Other expenses, net	(83,396)	(25,348)	(31,773)	(28,549)	(23,515)	(25,644)	(10,983)
(Loss) income before income taxes	(122,610)	313,709	472,788	596,033	3,223	595,752	539,908
Income (taxes) benefits	80,874	(53,268)	(70,587)	(118,371)	99,031	(108,611)	(111,756)
Net (loss) income	$(41,736)	$260,441	$402,201	$477,662	$102,254	$487,141	$428,152
Per Common Share:
Net (loss) income:
Basic	$(0.67)	$4.04	$6.28	$7.20	$1.54	$7.37	$6.49
Diluted	(0.67)	3.99	6.19	7.15	1.53	7.31	6.46
Cash dividends declared	0.65	0.62	0.83	0.79	0.73	0.62	0.53
Share Data:
Weighted average common shares outstanding:
Basic	62,447	64,520	64,092	66,381	66,270	66,124	65,955
Diluted	62,447	65,284	64,930	66,802	66,722	66,654	66,266
Ratios:(3)
Loss ratio	86.1%	70.8%	69.5%	66.3%	71.5%	67.6%	68.3%
Commission ratio	23.6	23.9	24.1	23.3	23.9	24.7	24.7
Other underwriting expense ratio	4.3	4.6	4.6	3.9	3.2	2.9	2.9
Underwriting expense ratio	27.9	28.5	28.7	27.2	27.1	27.6	27.6
Combined ratio	114.0%	99.3%	98.2%	93.5%	98.6%	95.2%	95.9%

(1)
Includes pre-tax net catastrophe (costs) of $(683) million in the first nine months of 2011, $(180) million in the first nine months of 2010, ($202) million in the full year 2010, $6 million in the full year 2009, ($170) million in the full year 2008, ($55) million in the full year 2007 and ($29) million in the full year 2006.

(2)
Includes other-than-temporary impairment write-downs charged to earnings of ($3) million in the first nine months of 2011, ($7) million in the first nine months of 2010, ($8) million in the full year 2010, ($83) million in the full year 2009, ($318) million in the full year 2008, ($27) million in the full year 2007 and ($1) million in the full year 2006.

(3)
The loss ratio represents the absolute value of net losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned. The underwriting expense ratio represents the sum of the commission ratio and the other underwriting expense ratio. The commission ratio represents the absolute value of the sum of net commission and the (decrease) increase in deferred policy acquisition costs expressed as a percentage of net premiums earned. The other underwriting expense ratio represents the absolute value of other underwriting expenses expressed as a percentage of net premiums earned. The combined ratio represents the sum of the loss ratio and the underwriting expense ratio.

        The following table sets forth summarized balance sheet data as of September 30, 2011 and 2010, and as of December 31, 2010, 2009, 2008, 2007 and 2006:

	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share amounts and ratios)
Total investments	$13,517,462	$13,128,869	$12,972,739	$12,315,395	$10,229,557	$12,500,540	$11,130,832
Cash and cash equivalents	384,574	223,818	284,491	195,723	288,920	255,432	205,264
Total assets	16,594,820	15,884,026	15,705,354	14,943,659	13,376,938	15,484,327	14,268,464
Unpaid losses and loss adjustment expenses	9,729,925	8,959,011	9,020,610	8,609,105	8,124,482	7,926,261	7,467,949
Unearned premiums	1,396,541	1,247,223	1,212,535	1,187,526	1,220,133	1,226,647	1,144,022
Senior notes	1,005,890	1,030,409	1,030,511	1,033,087	722,243	746,930	746,633
Total stockholders' equity	4,294,893	4,360,854	4,284,459	4,034,380	3,198,220	3,349,042	2,958,270
Book value per common share(1)	$69.67	$68.96	$68.83	$60.77	$48.19	$50.56	$44.80

(1)
Book value per common share is stockholders' equity divided by common shares outstanding.

SELECTED UNAUDITED CONDENSED CONSOLIDATED PRO FORMA
FINANCIAL INFORMATION

        The following tables set forth selected unaudited condensed consolidated pro forma financial information for the nine months ended September 30, 2011 and the year ended December 31, 2010 to provide you with information about how the acquisition of Transatlantic might have affected the historical financial statements of Validus if it had been consummated at such times. The selected unaudited condensed consolidated pro forma financial information is for illustrative purposes only and has been prepared using Transatlantic's publicly available financial statements and disclosures. Therefore, certain pro forma adjustments, such as recording fair value of assets and liabilities and adjustments for consistency of accounting policy, are not reflected in this unaudited condensed consolidated pro forma financial information. The following selected unaudited condensed consolidated pro forma financial information does not necessarily reflect the financial position or results of operations that would have actually resulted had the acquisition occurred as of the dates indicated, nor should they be taken as necessarily indicative of the future financial position or results of operations of Validus or a combined company. The adjustments and assumptions reflected in the pro forma financial information are discussed in the section of this Consent Statement titled "Unaudited Condensed Consolidated Pro Forma Financial Information."

        The following selected unaudited condensed consolidated pro forma financial information is based on the historical financial statements of Validus and Transatlantic and on publicly available information and certain assumptions that we believe are reasonable, which are described in the notes to the "Unaudited Condensed Consolidated Pro Forma Financial Information." The following should be read in connection with the section of this Consent Statement titled "Unaudited Condensed Consolidated Pro Forma Financial Information," and other information previously filed or furnished by Validus and Transatlantic with the SEC, including the Validus Q3 Earnings Release, the Validus 10-K, the Transatlantic Q3 Earnings Release and the Transatlantic 10-K, which are filed with the SEC.

        This pro forma information is subject to risks and uncertainties, including those discussed in the section of this Consent Statement titled "Forward Looking Statements."

        The following table sets forth summarized pro forma statement of operations data as of September 30, 2011 and December 31, 2010:

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
	(Dollars in thousands, except share and per share amounts)
Revenues
Gross premiums written	$5,076,464	$6,118,134
Reinsurance premiums ceded	(506,660)	(475,357)

Net premiums written	4,569,804	5,642,777
Change in unearned premiums	(398,492)	(23,034)

Net premiums earned	4,171,312	5,619,743
Net investment income	426,117	601,614
Net realized gains on investments	94,188	70,571
Net unrealized gains (losses) on investments	182,637	(17,557)
Loss on early extinguishment of debt	(1,179)	(115)
Other income	2,201	5,219
Foreign exchange (losses) gains	(22,390)	1,351

Total revenues	4,852,886	6,280,826
Expenses
Losses and loss expenses	3,370,071	3,669,360
Policy acquisition costs	906,885	1,222,821
General and administrative expenses	261,043	383,387
Share compensation expenses	53,534	64,211
Finance expenses	108,695	146,825

Total expenses	4,700,228	5,486,604

Net income before taxes	152,658	794,222
Income tax benefit (expense)	5,786	(52,436)

Net income	158,444	741,786
Net income attributable to noncontrolling interest	(14,110)	—

Net income available to Validus	$144,334	$741,786

Comprehensive (loss) income
Foreign currency translation adjustments, net of tax	(18,000)	119,957
Net unrealized appreciation (depreciation) of investments, net of tax	—	—
Change in retirement plan liability, net of tax	(632)	452

Comprehensive income	$125,702	$862,195

Earnings per share
Weighted average number of common shares and common share equivalents outstanding
Basic	194,374,195	213,255,252
Diluted	198,128,098	219,172,096
Basic earnings per share	$0.71	$3.45
Diluted earnings per share	$0.70	$3.38
Selected financial ratios
Losses and loss expenses ratio	80.8%	65.2%
Policy acquisition cost ratio	21.7%	21.8%
General and administrative expense ratio	7.6%	8.0%
Expense ratio	29.3%	29.8%
Combined ratio	110.1%	95.0%

        The following table sets forth summarized pro forma balance sheet data as of September 30, 2011:

As of September 30, 2011
(Dollars in thousands, except share and per share amounts)
Summary Balance Sheet Data:
Investments at fair value	$18,759,946
Cash and cash equivalents	1,240,556
Total assets	24,659,932
Reserve for losses and loss expenses	12,784,470
Unearned premiums	2,452,546
Senior notes payable and credit facility payable	1,950,776
Debentures Payable	289,800
Total liabilities	17,890,330
Total shareholders' equity	6,769,602
Book value per common share	33.97
Diluted book value per common share	32.31

COMPARATIVE PER SHARE DATA

        The Transatlantic historical per share data is taken from the Allied World/Transatlantic Joint Proxy Statement/Prospectus. Please see the section of this Consent Statement titled "Other Information." The pro forma combined data is taken from the section of this Consent Statement titled "Unaudited Condensed Consolidated Pro Forma Financial Information."

        The historical earnings per share, dividends, and book value of Validus and Transatlantic shown in the table below are derived from their respective audited consolidated financial statements as of and for the year ended December 31, 2010 and unaudited consolidated financial statements as of and for the nine months ended September 30, 2010. The unaudited pro forma comparative basic and diluted earnings per share data give effect to the acquisition of Transatlantic using the acquisition method of accounting as if the acquisition had been completed on January 1, 2010. The unaudited pro forma book value and diluted book value per share information was computed as if the acquisition had been completed on December 31, 2010 and September 30, 2011.

        The historical earnings per share, dividends, and book value of Validus and Transatlantic shown in the table below are derived from their respective audited consolidated financial statements as of and for the year ended December 31, 2010 and unaudited consolidated financial statements as of and for the nine months ended September 30, 2011. The unaudited pro forma comparative basic and diluted earnings per share data give effect to the acquisition using the acquisition method of accounting as if the acquisition had been completed on January 1, 2010. The unaudited pro forma book value and diluted book value per share information was computed as if the acquisition had been completed on September 30, 2011. You should read this information in conjunction with the historical financial information of Validus and of Transatlantic included or referenced elsewhere in this Consent Statement, including Validus' and Transatlantic's financial statements and related notes. The unaudited pro forma data is not necessarily indicative of actual results had the acquisition occurred during the periods indicated. The unaudited pro forma data is not necessarily indicative of future operations of Validus.

        This pro forma financial information does not give consideration to the impact of possible revenue enhancements, expense efficiencies, synergies, strategy modifications, asset dispositions or other actions. This pro forma information is subject to risks and uncertainties, including those discussed in the section of this Consent Statement titled "Forward Looking Statements."

        Per share data for the year ended December 31, 2010:

	Historical Validus(1)	Historical Transatlantic	Validus Pro forma combined	Equivalent per share of Transatlantic common stock(1)(2)		Equivalent per share of Transatlantic common stock(1)(2)
	(For the year ended December 31, 2010)
Basic earnings per common share	$3.41	$6.28	$3.45	$5.37		$5.37
Diluted earnings per common share	$3.34	$6.19	$3.38	$5.26		$5.26
Diluted operating earnings per common share(3)	$2.68	$5.89	$3.10	$4.82		$4.82
Cash dividends declared per common share	$0.88	$0.83	$0.88	$1.37		$1.37
Book value per common share (at period end)	$35.76	$68.83	$33.96	$52.86	(4)	$63.86	(5)
Diluted book value per common share (at period end)	$32.98	$66.77	$32.28	$50.24	(4)	$61.24	(5)

        Per share data for the period ended September 30, 2011:

	Historical Validus(1)	Historical Transatlantic	Validus Pro forma combined	Equivalent per share of Transatlantic common stock(1)(2)		Equivalent per share of Transatlantic common stock(1)(2)
	(For the nine months ended September 30, 2011)
Basic (loss) earnings per common share	$(0.12)	$(0.67)	$0.71	$1.11		$1.11
Diluted (loss) earnings per common share	$(0.12)	$(0.67)	$0.70	$1.09		$1.09
Diluted operating earnings per common share(3)	$0.23	$0.24	$0.09	$0.14		$0.14
Cash dividends declared per common share	$0.75	$0.65	$0.75	$1.17		$1.17
Book value per common share (at period end)	$34.77	$69.67	$33.97	$52.87	(4)	$63.87	(5)
Diluted book value per common share (at period end)	$32.23	$67.55	$32.31	$50.29	(4)	$61.29	(5)

(1)
Validus' investments in fixed maturities are classified as trading and carried at fair value, with related net unrealized gains or losses included in earnings. Transatlantic classifies its fixed maturities as either held to maturity or available for sale. Reclassifying these securities as trading would result in these unrealized gains and losses being reported as components of the income statements. As a result, historical Transatlantic and equivalent per share of Transatlantic common stock are not comparable.

(2)
Equivalent per share amounts are calculated by multiplying Validus pro forma per share amounts by the exchange offer ratio of 1.5564.

(3)
Net operating income (loss), a non-GAAP financial measure, is defined by Validus as net income (loss) excluding net realized and unrealized gains (losses) on investments, foreign exchange gains (losses) and non-recurring items. This measure focuses on the underlying fundamentals of operations without the influence of gains (losses) from the sale of investments, translation of non-U.S.$ currencies and non-recurring items. Gains (losses) from the sale of investments are driven by the timing of the disposition of investments, not by operating performance. Gains (losses) arising from translation of non-U.S.$ denominated balances are unrelated to underlying business.

(4)
For purposes of calculating equivalent per share of Transatlantic common stock values for book value per common share, the equivalent per share amount does not include the $11.00 per Transatlantic share cash consideration.

(5)
For purposes of calculating equivalent per share of Transatlantic common stock values for book value per common share, the equivalent per share amount includes the $11.00 per Transatlantic share cash consideration.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

        The following table sets forth the high and low sales prices per share of Validus Shares and Transatlantic Shares for the periods indicated as reported on the consolidated tape of the NYSE as well as cash dividends per common share, as reported in the Validus 10-K and the Transatlantic 10-K, respectively, with respect to the years 2009 and 2010, and thereafter as reported in publicly available sources. The Transatlantic dividend information was taken from the Allied World/Transatlantic Joint Proxy Statement/Prospectus and other publicly available sources. Please see the section of this Consent Statement titled "Other Information."

	Validus				Transatlantic
	High	Low	Dividend		High	Low	Dividend
Year Ended December 31, 2011
Fourth Quarter (through November 2, 2011)	$30.87	$23.87	N/A	(2)	$55.00	$46.81	N/A	(1)
Third Quarter	$31.35	$23.24	$0.25		$53.00	$44.54	$0.22
Second Quarter	$34.95	$29.44	$0.25		$51.23	$43.85	$0.21
First Quarter	$33.72	$28.86	$0.25		$52.68	$46.17	$0.21
Year Ended December 31, 2010
Fourth Quarter	$30.83	$26.13	$0.22		$54.08	$49.68	$0.21
Third Quarter	$26.94	$24.31	$0.22		$51.50	$46.05	$0.21
Second Quarter	$27.64	$23.14	$0.22		$53.39	$44.08	$0.21
First Quarter	$28.25	$25.62	$0.22		$54.25	$46.67	$0.20
Year Ended December 31, 2009
Fourth Quarter	$27.35	$24.52	$0.20		$56.42	$49.01	$0.20
Third Quarter	$26.42	$20.95	$0.20		$51.36	$41.48	$0.20
Second Quarter	$24.76	$20.88	$0.20		$46.83	$34.92	$0.20
First Quarter	$26.71	$21.16	$0.20		$40.52	$26.16	$0.19

(1)
The Transatlantic Board declared on September 8, 2011 a quarterly cash dividend of $0.22 per Transatlantic Share payable on December 2, 2011 to Transatlantic stockholders of record on November 18, 2011.

(2)
The Validus Board declared on November 2, 2011 a quarterly dividend of $0.25 per Validus common share and $0.25 per Validus common share equivalent for which each outstanding Validus warrant is exercisable. The dividend is payable on December 30, 2011 to Validus shareholders and warrant holders of record on December 15, 2011.

        The following table sets out the trading information for Validus Shares and Transatlantic Shares on July 12, 2011, the last full trading day before Validus' public announcement of delivery of the Initial Validus Proposal to the Transatlantic Board, and November 2, 2011, the last practicable trading day prior to the filing of this Consent Statement.

	Validus Common Share close	Transatlantic Common Stock close	Equivalent Validus Per Share Amount
July 12, 2011	$30.81	$49.02	$58.95
November 2, 2011	$27.21	$52.23	$53.35

        Equivalent per share amounts are calculated by multiplying Validus per share amounts by the exchange ratio of 1.5564 and adding $11.00 in cash per Transatlantic Share and do not contemplate the payment of any Special Excess Dividend.

        The value of the Validus Shares payable in the Validus Transaction Proposal will change as the market price of Validus Shares fluctuates, and may therefore be different from prices set forth above at the time the consent solicitation or the Validus Transaction Proposal may become effective. Please see the section of this Consent Statement titled "Forward Looking Statements." Transatlantic stockholders are encouraged to obtain current market quotations for Validus Shares and Transatlantic Shares prior to making any decision with respect thereto.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL
INFORMATION OF VALIDUS

        The following unaudited condensed consolidated pro forma financial information is intended to provide you with information about how the acquisition of Transatlantic might have affected the historical financial statements of Validus if it had been consummated at an earlier time. The unaudited condensed consolidated pro forma information has been prepared using Transatlantic's publicly available financial statements and disclosures. Therefore, limited pro forma adjustments, such as recording fair value of assets and liabilities and adjustments for consistency of accounting policy, are reflected in this unaudited condensed consolidated pro forma financial information. The following unaudited condensed consolidated pro forma financial information does not necessarily reflect the financial position or results of operations that would have actually resulted had the acquisition occurred as of the dates indicated, nor should they be taken as necessarily indicative of the future financial position or results of operations of Validus.

        The unaudited condensed consolidated pro forma financial information should be read in conjunction with the Validus 10-K, the Validus Q3 Earnings Release, the Transatlantic 10-K and the Transatlantic Q3 Earnings Release, each as filed with the SEC, including the risk factors contained therein. The unaudited condensed consolidated pro forma financial information gives effect to the proposed acquisition as if it had occurred at September 30, 2011 for the purposes of the unaudited consolidated pro forma balance sheet and at January 1, 2010 for the purposes of the unaudited condensed consolidated pro forma statements of operations for the year ended December 31, 2010 and the nine months ended September 30, 2011.

        The following table presents unaudited condensed consolidated pro forma balance sheet data at September 30, 2011 (expressed in thousands of U.S. dollars, except share and per share data) giving effect to the proposed acquisition of Transatlantic Shares as if it had occurred at September 30, 2011:

	Historical Validus Holdings, Ltd.	Historical Transatlantic Holdings, Inc.	Pro Forma Purchase adjustments	Notes	Pro Forma Consolidated
Assets
Fixed maturities, at fair value	$4,777,686	$12,580,457	$(98,559)	3(b), 3(i), 4	$17,259,584
Short-term investments, at fair value	547,452	138,048	—		685,500
Other investments, at fair value	15,905	798,957	—		814,862
Cash and cash equivalents	855,982	384,574	—		1,240,556

Total investments and cash	6,197,025	13,902,036	(98,559)		20,000,502
Premiums receivable	808,472	748,853	(2,689)	3(e)	1,554,636
Deferred acquisition costs	154,694	277,382	—		432,076
Prepaid reinsurance premiums	141,631	112,598	(2,588)	3(e)	251,641
Securities lending collateral	24,250	—	—		24,250
Loss reserves recoverable	386,200	853,033	(11,367)	3(e)	1,227,866
Paid losses recoverable	80,917	—	(1,532)	3(e)	79,385
Accrued investment income	27,062	145,461	—		172,523
Current taxes recoverable	3,057	—	112,257	3(h)	115,314
Intangible assets	115,773	—	—		115,773
Goodwill	20,393	—	—		20,393
Other assets	41,266	555,457	68,850	3(b), 3(h), 3(i)	665,573

Total assets	$8,000,740	$16,594,820	$64,372		$24,659,932

Liabilities
Reserve for losses and loss expense	$2,565,912	$9,729,925	$488,633	3(e), 3(h)	$12,784,470
Unearned premiums	1,058,593	1,396,541	(2,588)	3(e)	2,452,546
Reinsurance balances payable	103,997	—	(4,221)	3(e)	99,776
Deferred taxation	24,195	—	—		24,195
Securities lending payable	25,000	—	—		25,000
Net payable for investments purchased	12,549	—	—		12,549
Accounts payable and accrued expenses	83,647	167,571	—		251,218
Senior notes payable and credit facility payable	246,955	1,005,890	697,931	3(g)	1,950,776
Debentures payable	289,800	—	—		289,800

Total liabilities	4,410,648	12,299,927	1,179,755		17,890,330
Shareholders' equity
Ordinary shares	23,463	67,852	(51,062)	3(a), 3(d)	40,253
Treasury shares	(6,131)	(285,915)	285,915	3(d)	(6,131)
Additional paid-in capital	1,886,897	335,511	2,258,322	3(a), 3(d)	4,480,730
Accumulated other comprehensive gain (loss)	(4,932)	270,612	(270,612)	3(d)	(4,932)
Retained earnings	1,544,572	3,906,833	(3,337,946)	3(b), 3(d), 3(f) 3(g), 3(h), 3(i)	2,113,459

Total shareholders' equity available to Company	3,443,869	4,294,893	(1,115,383)		6,623,379
Non controlling interest	146,223	—	—		146,223

Total shareholders' equity	3,590,092	4,294,893	(1,115,383)		6,769,602

Total liabilities and shareholders' equity	$8,000,740	$16,594,820	$64,372		$24,659,932

Common shares outstanding	99,039,622	61,644,506	95,943,509		194,983,131
Common shares and common share equivalents outstanding	112,544,943	65,473,117	102,057,999		214,602,942
Book value per share	$34.77	$69.67		7	$33.97
Diluted book value per share	$32.23	$67.55		7	$32.31
Diluted tangible book value per share	$31.02	$67.55		7	$31.68

        The following table sets forth unaudited condensed consolidated pro forma results of operations for the year ended December 31, 2010 (expressed in thousands of U.S. dollars, except share and per share data) giving effect to the proposed acquisition of Transatlantic Shares as if it had occurred at January 1, 2010:

	Historical Validus Holdings, Ltd.	Historical Transatlantic Holdings, Inc.	Pro Forma Purchase adjustments	Notes	Pro Forma Consolidated
Revenues
Gross premiums written	$1,990,566	$4,132,931	$(5,363)	3(e)	$6,118,134
Reinsurance premiums ceded	(229,482)	(251,238)	5,363	3(e)	(475,357)

Net premiums written	1,761,084	3,881,693	—		5,642,777
Change in unearned premiums	39	(23,073)	—		(23,034)

Net premiums earned	1,761,123	3,858,620	—		5,619,743
Net investment income	134,103	473,547	(6,036)	3(b)	601,614
Net realized gains on investments	32,498	38,073	—		70,571
Net unrealized gains (losses) on investments	45,952	—	(63,509)	3(i)	(17,557)
Other-than-temporary impairments charged to earnings	—	(7,972)	7,972	3(i)	—
Loss on early extinguishment of debt	—	(115)	—		(115)
Other income	5,219	—	—		5,219
Foreign exchange gains	1,351	—	—		1,351

Total revenues	1,980,246	4,362,153	(61,573)		6,280,826
Expenses
Losses and loss expense	987,586	2,681,774	—	5	3,669,360
Policy acquisition costs	292,899	929,922	—		1,222,821
General and administrative expenses	209,290	209,397	(35,300)	3(j)	383,387
Share compensation expense	28,911	—	35,300	3(j)	64,211
Finance expenses	55,870	68,272	22,683	3(g)	146,825

Total expenses	1,574,556	3,889,365	22,683		5,486,604

Income before taxes	405,690	472,788	(84,256)		794,222
Income tax expense (benefit)	(3,126)	(70,587)	21,277	3(b) 3(i)	(52,436)

Income after taxes	$402,564	$402,201	$(62,979)		$741,786
Preferred dividend and warrant dividend	6,991	—	—		6,991

Net income available to common shareholders	$395,573	$402,201	$(62,979)		$734,795

Earnings per share
Weighted average number of common shares and common share equivalents outstanding
Basic	116,018,364	64,092,000	97,236,888		213,255,252
Diluted	120,630,945	64,930,000	98,541,151		219,172,096
Basic earnings per share	$3.41	$6.28		6	$3.45

Diluted earnings per share	$3.34	$6.19		6	$3.38

        The following table sets forth unaudited condensed consolidated pro forma results of operations for the nine months ended September 30, 2011 (expressed in thousands of U.S. dollars, except share and per share data) giving effect to the proposed acquisition of Transatlantic Shares as if it had occurred at January 1, 2010:

	Historical Validus Holdings, Ltd.	Historical Transatlantic Holdings, Inc.	Pro Forma Purchase Adjustments	Notes	Pro Forma Consolidated
Revenues
Gross premiums written	$1,846,412	$3,233,907	$(3,855)	3(e)	$5,076,464
Reinsurance premiums ceded	(272,752)	(237,763)	3,855	3(e)	(506,660)

Net premiums written	1,573,660	2,996,144	—		4,569,804
Change in unearned premiums	(259,863)	(138,629)	—		(398,492)

Net premiums earned	1,313,797	2,857,515	—		4,171,312
Net investment income	84,216	344,296	(2,395)	3(b)	426,117
Net realized gains on investments	23,177	71,011	—		94,188
Other-than-temporary impairments charged to earnings	—	(3,140)	3,140	3(i)	—
Net unrealized (losses) gains on investments	(22,150)	—	204,787	3(i)	182,637
Loss on early extinguishment of debt	—	(1,179)	—		(1,179)
Other income	2,201	—	—		2,201
Foreign exchange losses	(22,390)	—	—		(22,390)

Total revenues	1,378,851	3,268,503	205,532		4,852,886
Expenses
Losses and loss expenses	909,572	2,460,499	—	5	3,370,071
Policy acquisition costs	232,931	673,954	—		906,885
General and administrative expenses	145,244	142,274	(26,475)	3(b), 3(j)	261,043
Share compensation expenses	27,059	—	26,475	3(j)	53,534
Transaction expenses	13,583	64,000	(77,583)		—
Finance expenses	41,297	50,386	17,012	3(g)	108,695

Total expenses	1,369,686	3,391,113	(60,571)		4,700,228

Net income (loss) before taxes	9,165	(122,610)	266,103		152,658
Tax benefit (expense)	(1,050)	80,874	(74,038)	3(b), 3(i)	5,786

Net income (loss)	8,115	(41,736)	192,065		158,444
Net income attributable to noncontrolling interest	(14,110)	—	—		(14,110)

Net (loss) income attributable to Validus	$(5,995)	$(41,736)	$192,065		$144,334

Earnings per share
Weighted average number of common shares and common share equivalents outstanding
Basic	98,430,686	62,447,000	95,943,509		194,374,195
Diluted	98,430,686	62,447,000	97,331,818		198,128,098
Basic (loss) earnings per share	$(0.12)	$(0.67)		6	$0.71

Diluted (loss) earnings per share	$(0.12)	$(0.67)		6	$0.70

Validus Holdings, Ltd.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited)

(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation

        The unaudited condensed consolidated pro forma financial information gives effect to the proposed acquisition as if it had occurred at September 30, 2011 for the purposes of the unaudited condensed consolidated pro forma balance sheet and at January 1, 2010 for the purposes of the unaudited condensed consolidated pro forma statements of operations for the year ended December 31, 2010 and nine months ended September 30, 2011. Note 3(g) below sets forth the changes to this presentation that would be effected if the Validus Transaction Proposal were instead consummated pursuant to the terms of the Validus Merger Offer. The unaudited condensed consolidated pro forma financial information has been prepared by Validus' management and is based on Validus' historical consolidated financial statements and Transatlantic's historical consolidated financial statements. Certain amounts from Transatlantic's historical consolidated financial statements have been reclassified to conform to the Validus presentation. The unaudited condensed consolidated pro forma financial statements have been prepared using Transatlantic's publicly available financial statements and disclosures. Therefore, certain pro forma adjustments, such as recording fair value of assets and liabilities and adjustments for consistency of accounting policy, are not reflected in these unaudited condensed consolidated pro forma financial statements. Additional reclassifications of Transatlantic data to conform to the Validus presentation may also be required.

        This unaudited condensed consolidated pro forma financial information is prepared in conformity with United States Generally Acceptable Accounting Principles ("US GAAP"). The unaudited condensed consolidated pro forma balance sheet as of September 30, 2011 and the unaudited condensed consolidated pro forma statements of operations for the year ended December 31, 2010 and the nine month period ended September 30, 2011 have been prepared using the following information:

  (a)
  Audited historical consolidated financial statements of Validus as of December 31, 2010 and for the year ended December 31, 2010;

  (b)
  Audited historical consolidated financial statements of Transatlantic as of December 31, 2010 and for the year ended December 31, 2010;

  (c)
  Unaudited historical consolidated financial statements of Validus as of September 30, 2011 and for the nine months ended September 30, 2011;

  (d)
  Unaudited historical consolidated financial statements of Transatlantic as of September 30, 2011 and for the nine months ended September 30, 2011; and

  (e)
  Such other known supplementary information as considered necessary to reflect the acquisition in the unaudited condensed consolidated pro forma financial information.

        The pro forma adjustments reflecting the consummation of the Validus Exchange Offer and the Second-Step Merger under the acquisition method of accounting are based on certain estimates and assumptions. The unaudited condensed consolidated pro forma adjustments may be revised as additional information becomes available. The actual adjustments upon consummation of the Validus Exchange Offer and the Second-Step Merger and the allocation of the final purchase price will depend on a number of factors, including additional financial information available at such time, changes in values and changes in Transatlantic's operating results between the date of preparation of this unaudited condensed consolidated pro forma financial information and the effective date of the Validus Exchange Offer and the Second-Step Merger. Therefore, it is likely that the actual adjustments will

Validus Holdings, Ltd.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) (Continued)

(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation (Continued)

differ from the pro forma adjustments and it is possible the differences may be material. Validus' management believes that its assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated based on information available to Validus at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited condensed consolidated pro forma financial information.

        The unaudited condensed consolidated pro forma financial information does not include any financial benefits, revenue enhancements or operating expense efficiencies arising from the Validus Exchange Offer and the Second-Step Merger.

        Estimated costs of the transaction as well as the benefit of the negative goodwill have been reflected in the unaudited condensed consolidated pro forma balance sheet, but have not been included on the pro forma income statement due to their non-recurring nature.

        The unaudited condensed consolidated pro forma financial information is not intended to reflect the results of operations or the financial position that would have resulted had the Validus Exchange Offer and the Second-Step Merger been effected on the dates indicated and if the companies had been managed as one entity. The unaudited condensed consolidated pro forma financial information should be read in conjunction with the Validus Q3 Earnings Release, the Validus 10-K, the Transatlantic Q3 Earnings Release and the Transatlantic 10-K, as filed with the SEC.

2. Recent Accounting Pronouncements

        In May 2011, the FASB issued Accounting Standards Update No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"). The objective of ASU 2011-04 is to provide common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the amendments do not result in a change in the application of the requirements in Topic 820 "Fair Value Measurements." ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Validus is currently evaluating the impact of this guidance, however it is not expected to have a material impact on Validus' consolidated financial statements.

        In June 2011, the FASB issued Accounting Standards Update No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"). The objective of ASU 2011-05 is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011. Validus is currently evaluating the impact of this guidance; however, since this update affects disclosures only, it is not expected to have a material impact on Validus' consolidated financial statements.

        In September 2011, the FASB issued Accounting Standards Update No. 2011-08, "Testing Goodwill for Impairment" ("ASU 2011-08"). The objective of ASU 2011-08 is to simplify how entities test goodwill for impairment. The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill

Validus Holdings, Ltd.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) (Continued)

(Expressed in thousands of U.S. dollars, except share and per share data)

2. Recent Accounting Pronouncements (Continued)

impairment test described in Topic 350 "Intangibles—Goodwill and Other." The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued. Validus is currently evaluating the impact of this guidance; however it is not expected to have a material impact on Validus' consolidated financial statements.

3. Purchase Adjustments

        Validus is offering to exchange for each outstanding Transatlantic Share that is validly tendered and not properly withdrawn prior to the expiration time of the Validus Exchange Offer, 1.5564 Validus Shares and $11.00 in cash (less applicable withholding taxes and without interest) and to permit Transatlantic to pay up to a $2.00 per share Special Excess Dividend prior to the expiration time of the Validus Exchange Offer. The Validus Exchange Offer is made upon the terms and subject to the conditions contained in the Validus S-4 and its accompanying letter of transmittal, as amended by Amendment No. 20 to Validus' Schedule TO relating to the Validus Exchange Offer. Validus intends, promptly following acceptance for exchange and exchange of Transatlantic Shares in the Validus Exchange Offer, to effect the Second-Step Merger pursuant to which Validus will acquire all Transatlantic Shares of those Transatlantic stockholders who choose not to tender their Transatlantic Shares pursuant to the Validus Exchange Offer in accordance with the DGCL.

        In connection with the Validus Exchange Offer, transaction costs currently estimated at $55,035 will be incurred and expensed. As a result of the termination of the Allied World Acquisition Agreement, $48,300 of the Allied World termination fee (including $13,300 of expense reimbursement) has been incurred and expensed. In the event that, prior to September 15, 2012, Transatlantic enters into any definitive agreement in respect of any competing transaction or recommends or submits a competing transaction to its stockholders for adoption, or a transaction in respect of a competing transaction is consummated and agreed to, Transatlantic will incur and expense amount in respect of the Allied World termination fee equal to $66,700. The Allied World termination fee is not tax deductible.

        As discussed above, these pro forma purchase adjustments are based on certain estimates and assumptions made as of the date of the unaudited condensed consolidated pro forma financial information. The actual adjustments will depend on a number of factors, including the review of Transatlantic's books and records, and changes in the estimated fair value of net balance sheet assets and operating results of Transatlantic between September 30, 2011 and the date of the consummation of the Validus Exchange Offer and Second-Step Merger. Validus expects to make such adjustments at such time. These adjustments are likely to be different from the adjustments made to prepare the unaudited condensed consolidated pro forma financial information and such differences may be material.

        The share prices for both Validus and Transatlantic used in determining the preliminary estimated purchase price are based on the closing share prices on November 2, 2011. The preliminary total purchase price is calculated as follows:

Validus Holdings, Ltd.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) (Continued)

(Expressed in thousands of U.S. dollars, except share and per share data)

3. Purchase Adjustments (Continued)

Calculation of Total Purchase Price

Transatlantic Shares outstanding as of September 30, 2011	61,644,506

Exchange ratio	1.5564

Total Validus Shares to be issued	95,943,509
Validus closing share price on November 2, 2011	$27.21

Total value of Validus Shares to be issued	$2,610,623
Total cash consideration paid	$697,931

Total Purchase Price	$3,308,554

        The allocation of the purchase price is as follows:

Allocation of Purchase Price

Transatlantic stockholders' equity	$4,294,893
Allied World termination fee	(66,700)
Less reserve increase, after tax	(325,000)

Transatlantic stockholders' equity, adjusted (B)	$3,903,193
Total purchase price (A)	$3,308,554

Negative goodwill (A-B)	$594,639

(a)
In connection with the exchange offer, 95,943,509 Validus Shares are expected to be issued for all Transatlantic Shares, shares of common stock issued pursuant to option exercises, and shares of common stock issued following vesting of restricted shares, restricted share units and performance share units resulting in additional share capital of $16,790 and additional paid-in capital of $2,593,833.

(b)
It is expected that total transaction costs currently estimated at $55,035, the Allied World termination fee of $115,000, and expenses related to bank debt of $6,107 will be incurred by the consolidated entity. Based on an expected investment return of 2.29% for Validus and 3.70% for Transatlantic per annum, pre-tax investment income of $6,036 would have been foregone during the year end December 31, 2010 had these payments of $176,142 been made.

Approximately $29,283 of the estimated $55,035 total transaction costs and $48,300 of the Allied World termination fee have been incurred and expensed in the nine months ended September 30, 2011. The expenses have been eliminated from the unaudited condensed consolidated pro forma results of operations for the nine months ended September 30, 2011. In addition, an adjustment of $92,452 was made to retained earnings and $6,107 to other assets as deferred financing fees as at September 30, 2011 to reflect the remaining transaction costs, the Allied World termination fee, and the debt refinancing costs. Based on an expected investment return of 1.87% for Validus and 3.60% for Transatlantic per annum, pre tax investment income of $2,395 would have been foregone during the nine months ended September 30, 2011 had these remaining payments of $98,559 been made.

Validus Holdings, Ltd.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) (Continued)

(Expressed in thousands of U.S. dollars, except share and per share data)

3. Purchase Adjustments (Continued)

(c)
Employees of Transatlantic hold 2,024,855 options to purchase Transatlantic Shares. The weighted average exercise price of these options is $63.00 per Transatlantic Share. It is expected that no net shares would be issued upon exercise of these options.

On June 30, 2011, the Compensation Committee of the Transatlantic Board approved the form of retention agreements that will be offered to certain executives of Transatlantic, including Steven S. Skalicky, Paul A. Bonny, and Javier E. Vijil, each a named executive officer of Transatlantic. Each of the retention agreements has a term beginning on the date of execution and ending on the earlier of December 31, 2013 or a mutually agreed upon termination date by the executive and Transatlantic. The retention agreements provide for a grant of restricted stock unit awards or phantom stock awards immediately prior to the Allied World Acquisition (or at a date chosen by the Transatlantic Board in its discretion, if the closing of the Allied World Acquisition does not occur), pursuant to Transatlantic's 2009 Long Term Equity Incentive Plan (but only in the case of the RSUs), consisting of that number of Transatlantic Shares equal in value to $1,500 for each of Messrs. Skalicky and Vijil and $2,000 for Mr. Bonny.

Validus has estimated that these grants will result in approximately 100,000 Transatlantic share units being issued, or 155,640 Validus share units after adjusting for the exchange ratio of 1.5564. This share issuance has been included in the calculation of pro forma diluted book value per share at September 30, 2011.

(d)
Elimination of Transatlantic ordinary shares of common stock of $67,852, treasury shares of $285,915, additional paid-in capital of $335,511, accumulated other comprehensive income of $270,612 and retained earnings of $3,906,833.

(e)
A related party balance of $3,855 for the nine months ended September 30, 2011 and $5,363 for the year ended December 31, 2010 representing reinsurance ceded to Transatlantic by Validus was eliminated from gross premiums written and reinsurance ceded. Corresponding prepaid reinsurance premiums and unearned premiums of $2,588 and premiums receivable and reinsurance balances payable of $2,689 have been eliminated from the pro forma balance sheet. Loss reserves recoverable and reserves for losses and loss expenses of $11,367 and paid losses recoverable and reinsurance balances payable of $1,532 have also been eliminated from the pro forma balance sheet.

(f)
The unaudited condensed consolidated pro forma financial statements have been prepared using Transatlantic's publicly available financial statements and disclosures. Therefore, with the exception of note 3(h) below, the carrying value of assets and liabilities in Transatlantic's financial statements are considered to be a proxy for fair value of those assets and liabilities, with the difference between the net assets and the total purchase price considered to be negative goodwill. In addition, limited pro forma adjustments, such as recording fair value of assets and liabilities and adjustments for consistency of accounting policy, are reflected in these unaudited condensed consolidated pro forma financial statements. Pursuant to Accounting Standards Codification Topic 805, "Business Combinations" ("ASC 805"), a bargain purchase is defined as a business combination in which the total fair value of the identifiable net assets acquired on the date of acquisition exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess in earnings as a gain

Validus Holdings, Ltd.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) (Continued)

(Expressed in thousands of U.S. dollars, except share and per share data)

3. Purchase Adjustments (Continued)

  attributable to the acquirer. Negative goodwill of $594,639 has been recorded as a credit to retained earnings as upon completion of the acquisition of Transatlantic shares of common stock negative goodwill will be treated as a gain in the consolidated statement of operations.

(g)
Validus is offering to exchange for each outstanding Transatlantic Share that is validly tendered and not properly withdrawn prior to the expiration time of the Validus Exchange Offer, 1.5564 Validus Shares and $11.00 in cash (less applicable withholding taxes and without interest). The terms of the Validus Exchange Offer also permit Transatlantic to pay a $2.00 per share Special Excess Dividend prior to the expiration time of the Validus Exchange Offer. This cash consideration of $11.00 per share is expected to total $697,931. Based on an expected interest rate of 3.25% per annum, additional finance expenses of $22,683 would have been incurred during the year end December 31, 2010 had this credit facility been in place. Based on an expected interest rate of 3.25% per annum, additional finance expenses of $17,012 would have been incurred during the nine months ended September 30, 2011 had this credit facility been in place. The effect of a change in the expected interest rate of one-eighth percent in preparation of these unaudited condensed consolidated pro forma financial statements would result in a change to finance expenses of $872 for the year ended December 31, 2010 and $654 for the nine months ended September 30, 2011.

Validus is domiciled in Bermuda, and as such is not subject to corporate income tax and does not benefit from a tax deduction for the additional finance expenses disclosed above. If the Validus Transaction Proposal is structured pursuant to the Validus Merger Offer instead of the Validus Exchange Offer and Second-Step Merger, the $697,931 consideration payable to Transatlantic stockholders would instead be structured as a cash special dividend of $11.00 per Transatlantic Share (which may be increased by the amount of the Special Excess Dividend), paid immediately prior to the expiration time of the Validus Exchange Offer (which would be amended to reflect the terms of the agreement and plan of merger delivered to the Transatlantic Board). If the $11.00 per Transatlantic Share cash special dividend were funded through borrowings of Transatlantic at terms comparable to Validus', it would result in an additional pro forma tax benefit of $7,939 for the year ended December 31, 2010, and revised pro forma consolidated basic earnings per share of $3.48 and revised pro forma diluted earnings per share of $3.42. For the nine months ended September 30, 2011, it would result in an additional pro forma tax benefit of $5,954, and revised pro forma consolidated basic earnings per share of $0.74 and revised pro forma diluted earnings per share of $0.73. This change would have had no effect on the calculation of book value per share or diluted book value per share.

Validus has obtained a highly confident letter from J.P. Morgan Securities LLC in connection with the arrangement of the full amount of financing required for the $11.00 per Transatlantic Share cash special dividend. While the interest rate payable by Transatlantic in connection with this financing could be greater or less than Validus' interest rates with respect to the financing contemplated in connection with the Validus Exchange Offer, any such difference is not expected to be material.

(h)
The unaudited condensed consolidated pro forma financial statements have been prepared using Transatlantic's publicly available financial statements and disclosures, without the benefit of inspection of Transatlantic books and records. However, it is expected that an additional reserve of

Validus Holdings, Ltd.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) (Continued)

(Expressed in thousands of U.S. dollars, except share and per share data)

3. Purchase Adjustments (Continued)

  $500,000 will be required to recognize potential reserve deficiencies at Transatlantic. This adjustment to loss reserves will also result in a current and deferred tax benefit of $175,000, of which $62,743 is deferred and $112,257 is current. The net charge to the balance sheet of $325,000 has been recorded as a debit to retained earnings.

(i)
Transatlantic reports unrealized gains and losses from fixed maturities available for sale, equities available for sale and other invested assets, as a separate component of AOCI, net of deferred income taxes, in stockholders' equity. Reclassification of these securities as trading would result in these unrealized gains and losses being reported as components of the income statement. Additional unrealized losses on investments of $55,537 with a corresponding tax benefit of $19,438 would have been reported on the income statement during the year ended December 31, 2010 had this reclassification been in place. Additional unrealized gains on investments of $207,927 with a corresponding tax expense of $72,775 would have been reported on the income statement during the nine months ended September 30, 2011 had this reclassification been in place.

In addition, other-than-temporary impairments charged to earnings of $7,972 and $3,140 in the year ended December 31, 2010 and nine months ended September 30, 2011 would have been reallocated to unrealized gains and losses following a reclassification of the securities as trading.

(j)
The unaudited condensed consolidated pro forma financial statements have been prepared using Transatlantic's publicly available financial statements and disclosures. Transatlantic does not separately list share compensation expense on its income statement, however disclosure of the amount recorded for the year ended December 31, 2010 was recorded in its notes to the financial statements. This amount of $35,300 was therefore reclassified as share compensation expense on the income statement. Similar disclosure was not given for the nine months ended September 30, 2011, but an estimate of $26,475 was calculated based on the amount recorded for the year ended December 31, 2010, and was reclassified as share compensation expense on the income statement.

4. Adjustments to Cash and Cash Equivalents

        The acquisition of Transatlantic Shares will result in the payment of cash and cash equivalents by Transatlantic of $78,035 and by Validus of $20,524.

        The unaudited condensed consolidated pro forma statements of operations reflect the impact of these reductions in cash and cash equivalents. Actual transaction costs may vary from such estimates which are based on the best information available at the time the unaudited condensed consolidated pro forma financial information was prepared.

Validus Holdings, Ltd.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) (Continued)

(Expressed in thousands of U.S. dollars, except share and per share data)

4. Adjustments to Cash and Cash Equivalents (Continued)

        For purposes of presentation in the unaudited condensed consolidated pro forma financial information, the sources and uses of funds of the acquisition are as follows:

Sources of Funds

Transatlantic cash and cash equivalents	$78,035
Validus cash and cash equivalents	20,524
Validus credit facility	697,931

Total	$796,490

Uses of Funds

Cash consideration	$697,931
Validus transaction costs	14,417
Transatlantic transaction costs	11,335
Refinancing costs for existing Validus debt	6,107
Allied World termination fee	66,700

Total	$796,490

5. Selected Ratios

        Selected ratios of Validus, Transatlantic and pro forma combined are as follows:

	Year Ended December 31, 2010			Nine Months Ended September 30, 2011
	Validus	Transatlantic	Pro forma combined	Validus	Transatlantic	Pro forma combined
Losses and loss expense ratios	56.1%	69.5%	65.2%	69.2%	86.1%	80.8%
Policy acquisition costs ratios	16.6	24.1	21.8	17.7	23.6	21.7
General and administrative cost ratios	13.5	5.4	8.0	13.1	5.0	7.6

Combined ratio	86.2%	99.0%	95.0%	100.0%	114.7%	110.1%

6. Earnings per Validus Share

        (a)   Pro forma earnings per common share for the year ended December 31, 2010 and the nine months ended September 30, 2011 have been calculated based on the estimated weighted average number of common shares outstanding on a pro forma basis, as described in 6(b) below. The historical weighted average number of outstanding Validus Shares was 116,018,364 and 120,630,945 basic and diluted, respectively, for the year ended December 31, 2010 and 98,430,686 and 98,430,686 basic and diluted, respectively, for the nine months ended September 30, 2011.

        (b)   The pro forma weighted average number of Validus Shares outstanding for the year ended December 31, 2010 and nine months ended September 30, 2011, after giving effect to the exchange of shares as if the Validus Exchange Offer had been issued and outstanding for the whole year, is

Validus Holdings, Ltd.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) (Continued)

(Expressed in thousands of U.S. dollars, except share and per share data)

6. Earnings per Validus Share (Continued)

213,255,252 and 219,172,096, basic and diluted, and 194,374,195 and 198,128,098, basic and diluted, respectively.

        (c)   In the basic earnings per share calculation, dividends and distributions declared on warrants are deducted from net income. In calculating diluted earnings per share, we consider the application of the treasury stock method and the two-class method and whichever is more dilutive is included into the calculation of diluted earnings per share.

        The following table sets forth the computation of basic and diluted earnings per share for the nine months ended September 30, 2011:

	Historical Validus Holdings	Pro Forma Consolidated
Net (loss) income available to common shareholders	$(11,911)	$138,418

Weighted average shares—basic ordinary shares outstanding	98,430,686	194,374,195
Share equivalents
Warrants	—	—
Restricted Shares	—	2,949,689
Options	—	804,214

Weighted average shares—diluted	98,430,686	198,128,098
Basic (loss) earnings per share	$(0.12)	$0.71

Diluted (loss) earnings per share	$(0.12)	$0.70

        The following table sets forth the computation of basic and diluted earnings per share for the year ended December 31, 2010:

	Historical Validus Holdings	Pro Forma Consolidated
Net Income	$402,564	$741,786
Net income available to common shareholders	$395,573	$734,795

Weighted average shares—basic ordinary shares outstanding	116,018,364	213,255,252
Share equivalents
Warrants	2,657,258	2,657,258
Restricted Shares	1,067,042	2,371,305
Options	888,281	888,281

Weighted average shares—diluted	120,630,945	219,172,096
Basic earnings per share	$3.41	$3.45

Diluted earnings per share	$3.34	$3.38

Validus Holdings, Ltd.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) (Continued)

(Expressed in thousands of U.S. dollars, except share and per share data)

7. Book Value per Share

        Validus calculates diluted book value per share using the "as-if-converted" method, where all proceeds received upon exercise of warrants and stock options would be retained by Validus and the resulting common shares from exercise remain outstanding. In its public records, Transatlantic calculates only book value per share and not diluted book value per share. Accordingly, for the purposes of the Pro Forma Condensed Consolidated Financial Statements and notes thereto, Transatlantic's diluted book value per share has been calculated based on the "as-if-converted" method to be consistent with Validus' calculation.

        The following table sets forth the computation of book value and diluted book value per share adjusted for the exchange offer as of September 30, 2011:

	Historical Validus Holdings	Pro Forma Consolidated
Book value per common share calculation
Total shareholders' equity	$3,443,869	$6,623,379
Shares	99,039,622	194,983,131
Book value per common share	$34.77	$33.97
Diluted book value per common share calculation
Total shareholders' equity	$3,443,869	$6,623,379
Proceeds of assumed exercise of outstanding warrants	$137,992	$137,992
Proceeds of assumed exercise of outstanding stock options	$45,584	$173,150
Unvested restricted shares	—	—

	$3,627,445	$6,934,521
Shares	99,039,622	194,983,131
Warrants	7,862,262	7,862,262
Options	2,265,849	5,417,333
Unvested restricted shares	3,377,210	6,340,216

	112,544,943	214,602,942
Diluted book value per common share	$32.23	$32.31

Validus Holdings, Ltd.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) (Continued)

(Expressed in thousands of U.S. dollars, except share and per share data)

8. Capitalization

        The following table sets forth the computation of debt to total capitalization and debt (excluding debentures payable) to total capitalization at September 30, 2011, adjusted for the Validus Exchange Offer and Second-Step Merger:

	Historical Validus Holdings	Pro Forma Consolidated
Total debt
Borrowings drawn under credit facility	$—	$697,931
Senior notes payable	246,955	1,252,845
Debentures payable	289,800	289,800

Total debt	$536,755	$2,240,576

Total capitalization
Total shareholders' equity	$3,443,869	$6,623,379
Borrowings drawn under credit facility	—	697,931
Senior notes payable	246,955	1,252,845
Debentures payable	289,800	289,800

Total capitalization	$3,980,624	$8,863,955

Total debt to total capitalization	13.5%	25.3%
Debt (excluding debentures payable) to total capitalization	6.2%	22.0%

Validus Holdings, Ltd.

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) (Continued)

(Expressed in thousands of U.S. dollars, except share and per share data)

9. Transatlantic Share Repurchase Program

        On September 16, 2011, Transatlantic announced the approval of a $600,000 open market or negotiated share repurchase program, which added $455,000 to Transatlantic's existing share repurchase authorization. Transatlantic committed to repurchasing $300,000 of Transatlantic Shares through December 31, 2011 and plans to repurchase the remaining $300,000 of Transatlantic Shares during 2012. During the quarter ended September 30, 2011, Transatlantic repurchased 844,390 of outstanding Transatlantic Shares under its previously announced share repurchase program for $41,176. From October 1, 2011 through October 31, 2011, an additional 3,033,006 outstanding Transatlantic Shares have been repurchased for $154,049 under the program. As of November 1, 2011, $404,776 remained under the current share repurchase authorization.

        Validus estimates that the Transatlantic Share repurchases made from October 1, 2011 to October 31, 2011 will result in 4,720,571 fewer Validus Shares issued in the exchange offer after adjusting for the exchange ratio of 1.5564, resulting in 190,262,560 Validus Shares outstanding and 209,882,371 diluted Validus Shares outstanding on a pro forma basis. The effect of these share repurchases on book value per share at September 30, 2011 would be as follows:

	Transatlantic			Pro forma
	As at September 30, 2011	Adjusted for share repurchases from October 1, 2011 to October 31, 2011	Increase due to share repurchases	As at September 30, 2011	Adjusted for share repurchases from October 1, 2011 to October 31, 2011	Increase due to share repurchases
Book value per common share	$69.67	$71.22	$1.55	$33.97	$34.18	$0.21
Diluted book value per common share	$67.55	$68.89	$1.35	$32.31	$32.47	$0.15
Diluted tangible book value per common share	$67.55	$68.89	$1.35	$31.68	$31.82	$0.14

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TRANSATLANTIC

        The following information is derived from Transatlantic's preliminary consent revocation statement filed with the SEC on September 20, 2011:

        The following table lists the beneficial ownership of Transatlantic Shares as of September 19, 2011, by each person or group who, to the best of Validus' knowledge, beneficially owned more than five percent of the outstanding Transatlantic Shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Transatlantic Shares
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	4,007,864	(1)	6.41
Davis Selected Advisers, LP 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	14,737,502	(2)	23.6
JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	3,284,202	(3)	5.26

(1)
BlackRock, Inc. filed a Schedule 13G, dated February 9, 2011, with respect to the Transatlantic Shares held by it, which stated that it has sole voting authority with respect to 4,007,864 Transatlantic Shares and sole dispositive authority with respect to 4,007,864 Transatlantic Shares, BlackRock, Inc. provides investment management, risk analytics and investment accounting services to Transatlantic. During 2010, Transatlantic incurred $6.2 million in fees relating to these services.

(2)
Davis Selected Advisers, L.P. filed a Schedule 13D/A, dated August 23, 2011, with respect to the Transatlantic Shares held by it, which stated that it has sole voting authority with respect to 6,185,895 Transatlantic Shares and sole dispositive authority with respect to 14,737,502 Transatlantic Shares. On June 8, 2009, Davis Selected Advisers, L.P. entered into a voting agreement with Transatlantic, pursuant to which it (i) agreed to vote the number of Transatlantic Shares beneficially owned by it in excess of 9.9% of the outstanding Transatlantic Shares in a manner proportionate to the vote of the holders of the Transatlantic Shares (other than Transatlantic Shares held by related persons) voting on such matter and (ii) appointed Transatlantic as its proxy and power of attorney to vote such Transatlantic Shares in excess of 9.9% of the outstanding Transatlantic Shares.

(3)
JPMorgan Chase & Co. filed a Schedule 13G, dated February 3, 2011, with respect to the Transatlantic Shares held by it, which stated that it has sole voting authority with respect to 2,896,964 Transatlantic Shares, shared voting authority with respect to 273,281 Transatlantic Shares, sole dispositive authority with respect to 3,095,201 Transatlantic Shares and shared dispositive authority with respect to 189,001 Transatlantic Shares.

        The following table lists, to the best of Validus' knowledge and based upon publicly available information, as of September 19, 2011, the beneficial ownership of equity securities of Transatlantic, by each director of Transatlantic, each executive officer of Transatlantic named in the Transatlantic summary compensation table and by the directors and executive officers as a group.

	Equity Securities Owned Beneficially as of September 19, 2011(1)
	Transatlantic Shares
Name	Amount and Nature of Beneficial Ownership(2)		Percent of Transatlantic Shares
Kenneth Apfel	56,417		0.09
Paul A. Bonny	220,286		0.35
Stephen P. Bradley	734	(3)		(5)
Ian H. Chippendale	4,601	(3)	0.01
Thomas V. Cholnoky	245			(5)
John G. Foos	9,101	(4)	0.01
John L. McCarthy	4,601	(4)	0.01
Robert F. Orlich	561,451		0.90
Richard S. Press	14,000	(4)	0.02
Michael C. Sapnar	130,141		0.21
Gary A. Schwartz	35,881		0.06
Steven S. Skalicky	231,751		0.37
Javier E. Vijil	218,544		0.35
All directors and executive officers of Transatlantic as a group (13 individuals)	1,487,753		2.38

(1)
Unless otherwise indicated, the beneficial owners shown above have sole voting and investment power over the shares shown above.

(2)
Amounts of equity securities shown include shares subject to options which may be exercised within 60 days of September 19, 2011 as follows: Apfel—46,875 shares, Bonny—198,871 shares, Chippendale—0 shares, Cholnoky—0 shares, Foos—0 shares, McCarthy—0 shares, Orlich—463,747 shares, Press—0 shares, Sapnar—115,934 shares, Schwartz—28,624 shares, Skalicky—198,872 shares, Vijil—198,872 shares, all directors and executive officers of Transatlantic as a group—1,251,795 shares.

Amounts of equity securities shown include shares as to which the individual shares voting and investment power as follows: Foos—3,500 shares with his wife, Orlich—97,704 shares with his wife, Skalicky—23,603 shares with his wife, Vijil—19,606 shares with his wife, all directors and executive officers of Transatlantic as a group—144,413 shares.

Amounts of equity securities exclude the following securities owned by members of the named individual's immediate family as to which securities such individual has disclaimed beneficial ownership: Foos—300 shares, Press—2,000 shares, all directors and executive officers of Transatlantic as a group—2,300 shares.

(3)
Messrs. Bradley and Chippendale have no current beneficial holdings; however, the amount of restricted shares listed above would be granted to them should they resign from the Board as of September 19, 2011.

SOLICITATION OF CONSENTS

        The initial solicitation of written consents by mail may be supplemented by telephone, fax, e-mail, newspapers and other publications of general distribution, Internet, other electronic communication and personal solicitation by Validus and certain other persons listed on Annex A who are Participants in the solicitation of written consents. No additional compensation for soliciting written consents will be paid to such Participants for their consent solicitation efforts.

        Validus has retained Innisfree M&A Incorporated ("Innisfree") for solicitation and advisory services in connection with the solicitation of consents and other matters relating to the Validus Transaction Proposal, for which Innisfree is to receive a fee of up to $600,000. Up to 60 people may be employed by Innisfree in connection with the solicitation of consents and other matters relating to the Validus Transaction Proposal. Validus has also agreed to reimburse Innisfree for out-of-pocket expenses and to indemnify Innisfree against certain liabilities and expenses, including reasonable legal fees and related charges. Innisfree will solicit consents from individuals, brokers, dealers, commercial banks, trust companies, other nominees and other institutional holders.

        Validus' expenses related to the solicitation of consents are currently estimated to be approximately $            , of which approximately $            has been incurred to date. Such costs include, among other things, expenditures for attorneys, public relations advisors, proxy solicitors, printing, advertising, postage and other miscellaneous expenses and fees. The entire expense of soliciting consents in connection with the Proposals by or on behalf of Validus is being borne by Validus. Brokers, dealers, commercial banks, trust companies and other nominees will be requested to forward solicitation materials to beneficial owners of Transatlantic Shares. Validus will reimburse brokers, dealers, commercial banks, trust companies and other nominees for their reasonable expenses for sending solicitation material to beneficial owners.

        Validus does not intend to seek reimbursement from Transatlantic for the costs of this consent solicitation.

APPRAISAL RIGHTS

        Transatlantic stockholders are not entitled to appraisal rights under Delaware law in connection with the Proposals or this Consent Statement.

STOCKHOLDER PROPOSALS FOR THE 2012 ANNUAL TRANSATLANTIC
STOCKHOLDER MEETING

        The following information is derived from Transatlantic's preliminary consent revocation statement filed with the SEC on September 20, 2011:

        Proposals intended to be presented at the 2012 Annual Meeting of Transatlantic stockholders, and included in the proxy statement, should be sent to Transatlantic's Corporate Secretary at 80 Pine Street, New York, New York 10005 and must be received by December 10, 2011. In addition, under the Bylaws, Transatlantic stockholders must comply with specified procedures to nominate Transatlantic directors or introduce an item of business at an annual meeting of Transatlantic stockholders. Nominations or an item of business to be introduced at an annual meeting of Transatlantic stockholders must be submitted in writing and received by Transatlantic generally not less than 60 days nor more than 90 days in advance of the first anniversary of the preceding year's annual meeting of Transatlantic stockholders. To be in proper written form, a Transatlantic stockholder's notice must contain the specific information required by the Bylaws. A copy of the Bylaws, which describes the advance notice procedures, can be obtained from Transatlantic's Corporate Secretary.

 FORWARD-LOOKING STATEMENTS

        This Consent Statement may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus' current views with respect to future events and financial performance. Statements that include the words "expect," "intend," "plan," "believe," "project," "anticipate," "will," "may," "would" and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus' control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in the Validus Transaction Proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the Validus Transaction Proposal, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus Shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus' or Transatlantic's risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus' ability to implement its business strategy during "soft" as well as "hard" markets; 10) adequacy of Validus' or Transatlantic's loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus' or Transatlantic's ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus' or Transatlantic's investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and the recent downgrade of U.S. securities by Standard & Poor's and the possible effect on the value of securities in Validus' and Transatlantic's investment portfolios, as well as other factors; 21) acts of terrorism or outbreak of war or hostilities; 22) availability of reinsurance and retrocessional coverage; and 23) the outcome of transaction related litigation, as well as management's response to any of the aforementioned factors.

        The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus' and Transatlantic's most recent reports on Form 10-K, and other documents of Validus and Transatlantic on file with the SEC, including the Validus Prospectus. Any forward-looking statements made in this Consent Statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition. Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

 WHERE YOU CAN FIND MORE INFORMATION

        Validus and Transatlantic file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information filed with the SEC at the SEC's public reference room:

Public Reference Room
100 F Street NE
Room 1580
Washington, D.C. 20549

        For information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. These filings made with the SEC are also available to the public through the website maintained by the SEC at http://www.sec.gov or from commercial document retrieval services.

        Some of the documents previously filed with the SEC may have been sent to you, but you can also obtain any of them through Validus, the SEC or the SEC's website as described above. Documents filed with the SEC are available from Validus without charge, excluding all exhibits, except that, if Validus has specifically incorporated by reference an exhibit in the Validus Prospectus, the exhibit will also be provided without charge.

        You may obtain documents filed with the SEC by requesting them in writing or by telephone from Validus at the following addresses:

Validus Holdings, Ltd.
29 Richmond Road, Pembroke
Bermuda HM 08
(441) 278-9000
Attention: Jon Levenson

        Validus will mail properly requested documents to requesting stockholders by first class mail, or another equally prompt means, within one business day after receipt of such request.

        You can also get more information by visiting Validus' website at http://www.validusholdings.com and Transatlantic's website at http://www.transre.com.

        Materials from these websites and other websites mentioned in this Consent Statement are not incorporated by reference in this Consent Statement. If you are viewing this Consent Statement in electronic format, each of the URLs mentioned in this Consent Statement is an active textual reference only.

 OTHER INFORMATION

        The information concerning Transatlantic contained in this Consent Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. As of the date of this Consent Statement, Validus has no knowledge that would indicate that statements relating to Transatlantic contained in this Consent Statement in reliance upon publicly available information are inaccurate or incomplete. However, Validus cannot verify the accuracy or completeness of such information.

        This Consent Statement is dated            , 2011. You should not assume that the information contained in this Consent Statement is accurate as of any date other than such date, and the mailing of this Consent Statement to stockholders shall not create any implication to the contrary.

        YOUR PROMPT ACTION IS IMPORTANT. VALIDUS URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE CONSENT CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY. YOU MUST SIGN AND DATE THE BLUE CONSENT CARD IN ORDER FOR IT TO BE VALID.

                        , 2011

                      VALIDUS HOLDINGS, LTD.,
                      TV HOLDINGS, LLC,
                      TV MERGER SUB, LLC

ANNEX A

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

        Under applicable SEC rules and regulations, the Nominees and certain other persons are Participants with respect to Validus' solicitation of consents. The following sets forth certain information about the persons and entities who are Participants.

Information Concerning Directors and Officers of Validus Who are Participants

        The following tables set forth the name of each director and officer of Validus that is a participant in the solicitation. References to "Validus" in the tables mean Validus Holdings, Ltd. Unless otherwise indicated, the current business address of each person is 29 Richmond Road, Pembroke, Bermuda HM 08 and the current business telephone number is (441) 278-9000. Other than Mr. Nessi, who is a citizen of France, Mr. Dill, who is a citizen of Bermuda, and Mr. Carpenter and Ms. Ross, each of whom is a citizen of the United Kingdom, each of the directors and executive officers of Validus is a citizen of the United States of America.

Validus Directors	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years and Business Address Thereof
Edward J. Noonan	Mr. Noonan has been Chairman of the Board and the Chief Executive Officer of Validus since its formation. He has 30 years of experience in the insurance and reinsurance industry, serving most recently as the acting chief executive officer of United America Indemnity Ltd. from February 2005 through October 2005 and as a member of the board of directors from December 2003 to May 2007. Mr. Noonan served as president and chief executive officer of American Re-Insurance Company from 1997 to 2002, having joined American Re in 1983. Mr. Noonan also served as chairman of Inter-Ocean Reinsurance Holdings of Hamilton, Bermuda from 1997 to 2002. Mr. Noonan is also a director of Central Mutual Insurance Company and All American Insurance Company, both of which are property and casualty companies based in Ohio.
Michael E.A. Carpenter
Mr. Carpenter has been a Director of Validus since August, 2011. Mr. Carpenter joined the Talbot Group in June of 2001 as the Chief Executive Officer. Following the sale of Talbot to Validus on July 2, 2007, Mr. Carpenter was appointed as Chairman of Talbot and continues to serve in that position.

Validus Directors	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years and Business Address Thereof
Matthew J. Grayson	Mr. Grayson, has been a Director of Validus since its formation. Since January of 2011, Mr. Grayson has served as a principal of Welder Energy, an oil and gas asset management firm based in San Antonio, Texas. From 2006 through 2010, Mr. Grayson served as a senior principal of Aquiline. Mr. Grayson has 27 years experience in the financial services industry. In 1998, following a career in investment banking, corporate finance and capital markets, Mr. Grayson co-founded Venturion Capital, a private equity firm that specialized in global financial services companies. In 2005, Venturion Capital's professionals joined with Jeffrey W. Greenberg, along with others, to form Aquiline. Mr. Grayson serves on the board of Structured Credit Holdings Plc.
Jeffrey W. Greenberg
Mr. Greenberg has been a Director of Validus since its formation. He also serves as the managing principal of Aquiline, which he founded in 2005. Mr. Greenberg served as chairman and chief executive officer of Marsh & McLennan Companies, Inc. from 2000 to 2004. From 1996 to 2004, Mr. Greenberg was the chairman of MMC Capital, the manager of the Trident Funds. He previously served as a director of Ace, Inc. Previously, he served as a senior executive of AIG, where he was employed from 1978 to 1995. Mr. Greenberg is also Chairman of Group Ark Insurance Holdings Ltd., a Bermuda-based underwriter of insurance and reinsurance risks in the Lloyd's market.

Validus Directors	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years and Business Address Thereof
John J. Hendrickson	Mr. Hendrickson has been a director of Validus since its formation. Mr. Hendrickson is the Founder and Managing Partner of SFRi LLC, an independent investment and advisory firm (formed in 2004) specializing in the insurance industry. From 1995 to 2004, Mr. Hendrickson held various positions with Swiss Re, including as Member of the Executive Board, Head of Capital Partners (Swiss Re's Merchant Banking Division), and Co-Founding Partner of Securitas Capital. From 1985 to 1995, Mr. Hendrickson was with Smith Barney, the U.S. investment banking firm, where he focused on serving the capital and strategic needs of (re)insurance clients and private equity investors active in the insurance sector. Mr. Hendrickson has served as a director for several insurance and financial services companies, and, in addition to Validus, currently serves on the board of Tawa PLC, Conning Holdings Corp and American European Insurance Group.
Sander M. Levy
Mr. Levy has been a Director of Validus since its formation. He also serves as a Managing Director of Vestar Capital Partners, a private equity investment firm based in New York which manages over $7.0 billion of equity capital, and was a founding partner of Vestar Capital Partners at its inception in 1988. Mr. Levy is currently a member of the board of directors of Symetra Financial Corporation, Wilton Re Holdings Limited, Duff & Phelps, LLC and Triton Container International Limited.
Jean-Marie Nessi
Mr. Nessi has been a Director of Validus since its formation. He has also served as a director of Matmut Enterprises since 2007. Mr. Nessi also has served as the head of Aon Global Risk Consulting at Aon France since October 2007. Mr. Nessi served as Chairman and CEO of NessPa Holding from January 2006 to September 2007 and as the head of the property and casualty business unit for PartnerRe Global, a subsidiary of PartnerRe SA, from February 2003 to February 2006. He was appointed Chairman of PartnerRe SA in June of 2003. Prior to PartnerRe, Mr. Nessi led AXA Corporate Solutions, the successor company to AXA Ré and AXA Global Risk.

Validus Directors	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years and Business Address Thereof
Mandakini Puri	Ms. Puri has been a Director of Validus since its formation. She joined BlackRock in May 2011 and is Managing Director and co-head of BlackRock's Global Private Equity Group. She also served as a consultant to Bank of America/Merrill Lynch Global Private Equity until December 2010. From 1994 through 2009, Ms. Puri served as a senior vice president with Bank of America/Merrill Lynch Global Private Equity, where she was the Chief Investment Officer. Ms. Puri had been part of Merrill Lynch's private equity business since 1994, prior to which she was a Director in the High Yield Finance & Restructuring Group at Merrill. Ms. Puri joined Merrill Lynch in 1986. Ms. Puri was a member of the board of directors of PSi Technologies Holdings, Inc. until December 2010.
Alok Singh
Mr. Singh has been a Director of Validus since its formation. He also serves as a Managing Director of New Mountain Capital, a private equity investment firm based in New York which manages over $7 billion of equity capital. Prior to joining New Mountain Capital in 2002, Mr. Singh served as a Partner and Managing Director of Bankers Trust from 1978 to 2001. In 2001 he established the Corporate Financial Advisory Group for the Americas for Barclays Capital, and led the group until 2002. Mr. Singh is non-executive chairman of Overland Solutions, Inc. and RedPrairie, lead director of Deltek, Inc., Camber Corporation, Ikaria Holdings, Inc. and Stroz Friedberg LLC and a director of Avantor Performance Materials and EverBank Financial Corp.

Validus Directors	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years and Business Address Thereof
Christopher E. Watson	Mr. Watson has been a Director of Validus since its formation. He also serves as a senior principal of Aquiline, which he joined in 2006. Mr. Watson has more than 35 years of experience in the financial services industry. From 1987 to 2004, Mr. Watson served in a variety of executive roles within the property & casualty insurance businesses of Citigroup and its predecessor entities. From 1995 to 2004, Mr. Watson was president and chief executive officer of Gulf Insurance Group, one of the largest surplus lines insurance companies in the world. Mr. Watson served as a senior executive of AIG from 1974 to 1987. Mr. Watson is also a director of Group Ark Insurance Holdings Ltd., a Bermuda-based underwriter of insurance and reinsurance risks in the Lloyd's market.

Validus Officers	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years and Business Address Thereof
Edward J. Noonan	Mr. Noonan has been Chairman of the Board and the Chief Executive Officer of Validus since its formation. He has 30 years of experience in the insurance and reinsurance industry, serving most recently as the acting chief executive officer of United America Indemnity Ltd. from February 2005 through October 2005 and as a member of the board of directors from December 2003 to May 2007. Mr. Noonan served as president and chief executive officer of American Re-Insurance Company from 1997 to 2002, having joined American Re in 1983. Mr. Noonan also served as chairman of Inter-Ocean Reinsurance Holdings of Hamilton, Bermuda from 1997 to 2002. Mr. Noonan is also a director of Central Mutual Insurance Company and All American Insurance Company, both of which are property and casualty companies based in Ohio.

Validus Officers	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years and Business Address Thereof
Joseph E. (Jeff) Consolino	Mr. Consolino has been President of Validus since November 15, 2010 and Chief Financial Officer of Validus since March 2006. Prior to joining the Validus, Mr. Consolino served as a managing director in Merrill Lynch's investment banking division. He serves as a Director of National Interstate Corporation, a property and casualty company based in Ohio and of AmWINS Group, Inc., a wholesale insurance broker based in North Carolina.
Robert F. Kuzloski
Mr. Kuzloski has been employed by Validus since 2009 and serves as Executive Vice President and Chief Corporate Legal Officer of Validus. Prior to joining Validus, Mr. Kuzloski served as the Senior Vice President and Assistant General Counsel of XL Capital Ltd. Prior to that Mr. Kuzloski worked as an attorney at the law firm of Cahill Gordon & Reindel LLP where he specialized in general corporate and securities law, mergers and acquisitions and corporate finance.

        TV Holdings and TV Merger Sub are both member managed limited liability companies without directors or officers.

Certain Information Concerning the Nominees As Participants

        Except for Mr. Haggis, who is a citizen of Canada, each Nominee is a citizen of the United States of America. There are no material legal proceedings in which any of the Nominees or any of their associates is a party adverse to Transatlantic or any of its subsidiaries, or proceedings in which such Nominees or associates have a material interest adverse to Transatlantic or any of its subsidiaries. There are no family relationships among the Nominees or between any of the Nominees and any director or executive officer of Transatlantic.

        Except as disclosed in this Annex A or in this Consent Statement, there are no arrangements or understandings between any of the Nominees and any other party pursuant to which any such Nominee was or is to be selected as a director or nominee. Except as disclosed in this Annex A or in this Consent Statement, none of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of Transatlantic, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act ("Regulation S-K").

        In May 2009, Validus nominated each of the Nominees to be elected to the board of directors of IPC Holdings, Ltd. ("IPC") at a special meeting of IPC shareholders in connection with Validus' proposal to acquire IPC. Each of the Nominees was paid $40,000 by Validus in 2009 in connection with such nomination and their agreement to serve, if elected, on the IPC board of directors. IPC agreed to be acquired by Validus in July 2009. As a result, the IPC special meeting was never held, and none of the Nominees were elected to serve on the IPC board of directors.

        The following table sets forth the names and business addresses of the Nominees, as well as the names and principal business addresses of the corporation or other organization in which the principal occupations or employment of the Nominees is carried on. The principal occupations or employment of the Nominees are set forth under the caption "The Proposals—Proposal 5—Election of the Nominees."

Name	Business Address
Raymond C. Groth	2035 Sherwood Avenue, Charlotte, NC 28207
Paul G. Haggis	500 Phipps McKinnon, 10020-101 A Avenue, Edmonton, Alberta T5J 362
Thomas C. Wajnert	5800 Petrified Forest Road, Calistoga, CA 94515

Compensation of Transatlantic Directors

        If the Nominees are elected as directors of Transatlantic, they will be entitled to compensation from Transatlantic as non-employee directors. According to Transatlantic's Proxy Statement for its 2011 Annual Meeting of Stockholders, filed with the SEC on April 8, 2011, all directors, except those who are employees of Transatlantic, receive an annual retainer of $37,000 and a fee of $1,500 for each attended meeting of the Transatlantic Board or any committee of Transatlantic of which the director is a member, the Audit Committee Chairperson receives an additional retainer of $10,000, all other Committee Chairpersons receive an additional retainer of $5,000 and the Lead Independent Director, if any, will receive an additional retainer of $15,000. In addition, the non-executive Chairperson of the Board receives an additional fee of $127,000, and all non-management directors receive an annual grant of RSUs that vest ratably over a three-year period, but are not deliverable to the directors until such time as they retire or leave the Board.

Information Regarding Ownership of Transatlantic Shares by Participants

        Validus, its directors and officers that are Participants and the Nominees have beneficial ownership of Transatlantic Shares as set forth in the table below. No associates of the Nominees beneficially own any Transatlantic Shares. None of the Participants or any of their associates owns any Transatlantic Shares of record that such person or entity does not own beneficially.

Name	Number of Transatlantic Shares
Validus Holdings, Ltd.	200
TV Holdings, LLC	—
TV Merger Sub, LLC	—
Raymond C. Groth	—
Paul G. Haggis	—
Thomas C. Wajnert	—
Edward J. Noonan	—
Michael E.A. Carpenter	—
Matthew J. Grayson	—
Jeffrey W. Greenberg	—
John J. Hendrickson	—
Sander M. Levy	—
Jean-Marie Nessi	—
Mandakini Puri	—
Alok Singh	—
Christopher Watson	—
Joseph E. (Jeff) Consolino	—
Robert F. Kuzloski	—

Transactions in Transatlantic's Securities by the Participants

        During the past two years, the Participants purchased or sold the following securities of Transatlantic. Except as disclosed in this Consent Statement, none of the purchase price or market value of the securities listed below is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

  Transactions by Validus

        On July 11, 2011, Validus acquired 200 Transatlantic Shares from Joseph E. (Jeff) Consolino, Validus' President & Chief Financial Officer in a privately negotiated transaction at a price of $55.66 per share in exchange for an issuance to Mr. Consolino of 363 Validus Shares (at an issuance price of $30.62 per share).

Miscellaneous Information Concerning the Participants

        Except as disclosed in this Annex A or in this Consent Statement, none of the Participants have been involved in any legal proceedings in the preceding ten years described in Item 401(f) of Regulation S-K. Except as described in this Annex A or in this Consent Statement, neither any Participant nor any of his respective associates or affiliates (together, the "Participant Affiliates"), is either a party to any transaction or series of transactions since January 1, 2010, or has knowledge of any currently proposed transaction or series of proposed transactions, (i) to which Transatlantic or any of its subsidiaries was or is to be a participant, (ii) in which the amount involved exceeds $120,000, and (iii) in which any participant or Participant Affiliate had, or will have, a direct or indirect material interest. Furthermore, except as described in this Annex A or this Consent Statement, no Participant or Participant Affiliate (a) directly or indirectly beneficially owns any securities of Transatlantic or any securities of any subsidiary of Transatlantic, or (b) has had any relationship with Transatlantic in any capacity other than as a Transatlantic stockholder. In the ordinary course of business, Validus and Transatlantic enter into, from time to time, various insurance and reinsurance arrangements.

        Except as described in this Annex A or in this Consent Statement, no Participant or Participant Affiliate has entered into any agreement or understanding with any person with respect to any future employment by Transatlantic or any of its affiliates or with respect to any future transactions to which Transatlantic or any of its affiliates will or may be a party.

        Except as described in this Annex A or in this Consent Statement, there are no contracts, arrangements or understandings by any Participant or Participant Affiliate since January 1, 2010 with any person with respect to any securities of Transatlantic, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, consents or authorizations.

        Except as described in this Annex A or in this Consent Statement, there are no arrangements, agreements or understandings between or among the Participants or between or among Participants and any other persons or entities in connection with the election of the Nominees, and none of the Participants will receive additional compensation in connection with the election of the Nominees. The Nominees may be deemed to have an interest in their election to the Transatlantic Board by virtue of the compensation and indemnification that they will, or will be entitled, to receive from Transatlantic if elected as directors.

ANNEX B

COMPARISON OF SHAREHOLDERS' AND STOCKHOLDERS' RIGHTS

        The following is a summary of the material differences between the current rights of Validus shareholders and the current rights of Transatlantic stockholders. The rights of the Transatlantic stockholders who become Validus shareholders pursuant to the Validus Transaction Proposal will be governed by the memorandum of association and the amended and restated bye-laws of Validus (the "Validus Bye-laws"), which will remain subject to amendment in accordance with their terms. This summary is not intended to be complete and is qualified by reference to Validus' memorandum of association and the Validus Bye-laws, and Transatlantic's restated certificate of incorporation and its Bylaws, as well as the laws of Bermuda or the state of Delaware.

        The following information relating to Transatlantic is taken from the Allied World/Transatlantic Joint Proxy Statement/Prospectus or other publicly available information filed by Transatlantic with the SEC. Please see the section of this Consent Statement titled "Other Information." Shareholders of Validus and stockholders of Transatlantic may request copies of these documents as provided in the section of this Consent Statement titled "Where You Can Find More Information."

Share Capital and Authorized and Outstanding Capital Stock

        As of September 30, 2011, Validus had an authorized share capital of 571,428,571 authorized common shares, par value of $0.175 per share. As of September 30, 2011, Validus' issued and outstanding share capital consisted of 88,387,639 common shares, par value $0.175 per share and 10,651,983 non-voting common shares, par value $0.175 per share. Validus Shares trade on the NYSE.

        As of September 30, 2011, Transatlantic had 200,000,000 authorized shares of common stock, par value of $1.00 per share, and 10,000,000 shares of preferred stock, par value of $1.00 per share. As of September 30, 2011, Transatlantic had issued and outstanding 61,644,506 shares of common stock and no shares of preferred stock. Transatlantic Shares trade on the NYSE. On July 26, 2011, the Transatlantic Board declared a dividend of one preferred stock purchase right for each Transatlantic Share in connection with the Transatlantic poison pill.

        Assuming the acquisition of Transatlantic Shares contemplated by the Validus Transaction Proposal was completed on September 30, 2011, as of such date, Validus would have had (i) an authorized share capital of 571,428,571 authorized common shares, par value $0.175 per share, and (ii) issued and outstanding share capital of 184,331,148 common shares, par value $0.175 per share and 10,651,983 non-voting common shares, par value $0.175 per share.

Organizational Documents

Validus	Transatlantic

The rights of Validus shareholders are currently governed by its memorandum of association and Validus Bye-laws and by Bermuda law. There is also a shareholder agreement dated December 7, 2005. These rights are described in more detail below.
The rights of Transatlantic stockholders are currently governed by its restated certificate of incorporation and amended and restated Bylaws and by Delaware law. These rights are described in more detail below.

Limitation on Voting Rights

Validus	Transatlantic

If the number of Controlled Shares of any shareholder or group of related shareholders would constitute more than 9.09% of the aggregate voting power of all Validus Shares entitled to vote on a matter, the votes conferred by such Controlled Shares will be reduced, such that the vote conferred by such shares represent 9.09% of the aggregate voting power of all common shares entitled to vote on such matter.	There are voting rights limitations generally applicable to Transatlantic Shares.

A "Controlled Share" of any person refers to all (i) Validus voting common shares and Validus non-voting common shares, (ii) securities convertible into or exchangeable into Validus voting common shares or Validus non-voting common shares, and (iii) options, warrants or other rights to acquire Validus voting common shares or Validus non-voting common shares that a person is deemed to own directly, indirectly or constructively within the meaning of (x) Section 958 of the Code or (y) Section 13(d)(3) of the Exchange Act.

Ownership Limitation

Validus	Transatlantic

Validus is authorized to request information from any holder of shares and has the right to repurchase shares (other than shares that have been sold pursuant to an effective registration statement under the Securities Act) if the board of directors determines that such repurchase is required in order to avoid or ameliorate adverse legal, tax or regulatory consequences or if such holder has undergone a Change of Control. Similar restrictions apply to Validus' ability to redeem shares.	There are no ownership limitations generally applicable to Transatlantic Shares.

"Change of Control" in the Validus Bye-laws means the occurrence of one or more of the following events: (i) a majority of the board of directors (or equivalent governing body) of a shareholder shall consist of persons who were not (a) a member of the board of directors (or equivalent governing body) of such shareholder on the December 7, 2005 or (b) nominated for election or elected to the board of directors (or equivalent governing body) of such shareholder, with the affirmative vote of a majority of persons who were members of such board of directors (or equivalent governing body) at the time of such nomination or election or (ii) the acquisition by any person or group of the power, directly or indirectly, to vote or direct the voting of securities having more than 50% of the ordinary voting power for the election of the directors of a shareholder (other than certain permitted transferees, persons, groups or their Affiliates who had such power when such shareholder first became a shareholder or acquisitions approved in advance by a majority of the members of the board of directors (or equivalent governing body) of such shareholder or upon the death or disability of a natural person).

Dividends and Distributions

Validus	Transatlantic

Under the Validus Bye-laws, the Validus Board has the power to declare dividends and to determine whether such dividends are to be paid in cash or wholly or partly in specie and to fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest against Validus.
Under the Bylaws, subject to the express terms of any outstanding series of preferred stock, the Transatlantic Board may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of Transatlantic as and when they deem expedient.

Preferred Shares

Validus	Transatlantic

Subject to the Validus Bye-laws, to the shareholders' agreement and to any resolution of the members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the board may issue any unissued shares of Validus on such terms and conditions as it may determine and any shares or class of shares (including the issue or grant of options, warrants and other rights, renounceable or otherwise in respect of shares) may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise as the board may by resolution prescribe.
Under the Transatlantic restated certificate of incorporation, Transatlantic has 10,000,000 authorized shares of "blank check" preferred stock, par value $1.00. As such, the Transatlantic board of directors may determine the preferences, limitations, and relative rights of this preferred stock by adopting resolutions fixing the same. Such a determination may include, without limitation, provisions with respect to voting rights (including rights with respect to any transaction of a specified nature), redemption, convertibility, distribution and preference on dissolution or otherwise.

On July 27, 2011, the Transatlantic Board adopted the Transatlantic poison pill and declared a dividend of one right for each Transatlantic Share. The dividend is payable on August 8, 2011 to Transatlantic stockholders of record as of the close of business on August 8, 2011. As of and after the "distribution date" (as defined in the Transatlantic poison pill) rights will separate from the Transatlantic Shares and each right will become exercisable to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of Transatlantic at a purchase price of $225. Transatlantic has designated 1,000,000 shares of preferred stock as Series A Junior Participating Preferred Stock.

Preemptive Rights

Validus	Transatlantic
The Validus Bye-laws are silent with respect to preemptive rights for shareholders.
Under the Transatlantic restated certificate of incorporation, the holders of common stock and preferred stock are not entitled to preemptive or other similar subscription rights to purchase any of Transatlantic's securities.

Right to Call Special General Meeting / Special Meeting

Validus	Transatlantic

The Validus Bye-laws provide that special general meetings of the shareholders may be called only by Validus' (i) chairman of the board, (ii) any two directors who are directors at the time the Validus Bye-laws first become effective on July 24, 2007, or (iii) a majority of the board.

Bermuda law also requires the board to call a special general meeting upon the requisition of shareholders holding not less than one-tenth of the paid-up share capital of Validus as at the date of the deposit.
Under the Bylaws, a special meeting of stockholders for any purpose or purposes may be called by (i) the Transatlantic Board, the chairman of the board of directors, the lead director (as appointed under the Bylaws), the president or a committee of the Transatlantic Board given such power or (ii) the secretary of Transatlantic, upon the request in writing of stockholders holding of record at least 25% of the voting power of the outstanding shares of capital stock of Transatlantic entitled to vote at such meeting.

The Transatlantic Board may postpone, reschedule or cancel any special meeting of stockholders previously called or scheduled by the Chairman of the Transatlantic Board, the lead director (if the Transatlantic Board shall have appointed a lead director), the Transatlantic Board or a duly authorized committee of the Transatlantic Board, or the President.

Notice of Shareholder and Stockholder Proposals and Nomination of Candidates for Election to the Board by Shareholders and Stockholders

Validus	Transatlantic

Under Bermuda law, shareholders may, at their own expense (unless the company otherwise resolves), as set forth below, require a company to give notice of any resolution that shareholders can properly propose at the next annual general meeting and/or to circulate a statement (of not more than 1000 words) in respect of any matter referred to in a proposed resolution or any business to be conducted at that general meeting. The number of shareholders necessary for such a request is either the number of shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having at the date of the request a right to vote at the meeting to which the request relates, or not less than 100 shareholders. Each such written request is referred to in this section as a "Shareholder Notice."
Under the Bylaws, for nominations of directors and other proposals properly brought before an annual meeting of stockholders by a stockholder, timely notice must be given. In general, to be considered timely, a stockholder's notice must be received by Transatlantic's secretary at the principal office of Transatlantic not later than the close of business on the 90th day nor earlier than the close of business on the 60th day prior to the first anniversary of the preceding year's annual meeting or in the case of the special meeting, not later than the close of the 10th business day following the day on which notice of the special meeting was mailed or public announcement thereof was made, whichever occurs first.
The Validus Bye-laws are silent on matters relating to notice of shareholder proposals and nominations of candidates.

Shareholder and Stockholder Action by Written Consent

Validus	Transatlantic

Under the Validus Bye-laws, a resolution may only be passed by written consent to be signed by all of the shareholders who at the date of the resolution would be entitled to attend a shareholder meeting and vote on the resolution.	Action by written consent by stockholders is not prohibited by Transatlantic's restated certificate of incorporation or Bylaws.

Size of Board of Directors

Validus	Transatlantic

The Validus Bye-laws provide that the board shall consist of not less than nine and not more than 12 directors. The exact number of directors is determined by a resolution adopted by the affirmative vote of at least a two- thirds majority of the board then in office. If no such resolution is in effect, the board will consist of 11 directors. Any increase in the size of the board pursuant to this provision may be filled by the directors appointing additional directors.
The Bylaws provide that the number of directors will not be less than three nor more than twelve, which number may be fixed from time to time by the Transatlantic Board. Under the Transatlantic restated certificate of incorporation, only the Transatlantic Board may change the size of the Transatlantic Board. The size of Transatlantic Board is currently fixed at seven directors and there are currently seven directors serving on the Transatlantic Board.

Classification of Board of Directors

Validus	Transatlantic

The Validus Bye-laws divide the directors into three classes of directors, each class to have as nearly the same number of directors as possible. The initial terms of the class 1, class 2 and class 3 directors expire in one-year, two-years and three-years, respectively, following the adoption of the Validus Bye-laws on July 24, 2007. Following their initial terms, all three classes shall be elected to three-year terms.
The Transatlantic Board is not divided into classes. Each director is elected at the annual meeting of stockholders, to hold office until the next annual meeting and until his or her respective successor is duly elected and qualified or until his or her prior death, resignation or removal.

Election of Directors

Validus	Transatlantic
According to the Validus Bye-laws, at any election of directors, nominees shall be elected by a plurality of the votes cast.
Under the Bylaws, each director shall be elected by the vote of the majority of the votes cast with respect to the nominee at any meeting at which directors are to be elected at which a quorum is present; provided, however, that the directors shall be elected by a plurality of votes cast on an election that is contested. An election is deemed to be contested if as of a date that is 14 days in advance of the filing date of Transatlantic's proxy statement for the relevant meeting with the SEC, the number of nominees exceeds the number of directors to be elected.
For purposes of the foregoing, a majority of votes cast means that the number of shares voted "for" a nominee must exceed the votes cast "against" such nominee.

Removal of Directors

Validus	Transatlantic

Under the Validus Bye-laws, the shareholders may, at any annual meeting or special general meeting called for that purpose, remove a director only for Cause by the affirmative vote of at least sixty-six and two-thirds percent of the votes cast, provided that the notice of the meeting is served on the director or directors concerned not less than 14 days before such meeting and at such meeting such director shall be entitled to be heard on the motion for such director's removal.
Under the Transatlantic restated certificate of incorporation, a director may be removed from office with or without cause, and only by the affirmative vote of the holders of a majority of the voting power of all of the outstanding capital stock of Transatlantic entitled to vote in respect thereof.

"Cause" in the Validus Bye-laws means willful misconduct, fraud, gross negligence, embezzlement or a conviction of, or a plea of "guilty" or "no contest" to, a felony or other crime involving moral turpitude.

Vacancies on the Board of Directors

Validus	Transatlantic

Under the Validus Bye-laws, the office of director shall be vacated if the director (1) is removed from office pursuant to the Validus Bye-laws or is prohibited from being a director by law, (2) is or becomes bankrupt or makes any arrangement or composition with his creditors generally, (3) is or becomes of unsound mind or an order for his detention is made, or dies, or (4) resigns his office. The board of directors has the power to appoint any person to be a director to fill a vacancy and a director so appointed shall hold office until such director's office is otherwise vacated and shall serve within the same class of directors as the predecessor.
Under the Bylaws, any vacancy occurring in the board by reason of death, resignation, or removal shall be filled only by the affirmative vote of a majority of the remaining directors entitled to vote, even if the remaining directors may constitute less than a quorum of the board of directors. A director elected to fill a vacancy shall serve for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election at a regular meeting or a special meeting of the board of directors called for that purpose, or at an annual meeting or a special meeting of stockholders called for that purpose.

Under the Validus Bye-laws, the board of directors may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by the Validus Bye-laws as the quorum necessary for the transaction of business at meetings of the board of directors, the continuing directors or director may act for the purpose of (1) summoning a general meeting or (2) preserving the assets of the company.

Duties of Directors and Director Liability

  Validus

        The Companies Act provides that the business of a company is to be managed and conducted by the board of directors. Under Bermuda law, at common law, members of a board of directors owe fiduciary and other duties to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

  •
  a duty to act in good faith in the best interests of the company;

  •
  a duty not to make a personal profit from opportunities that arise from the office of director;

  •
  a duty to avoid conflicts of interest; and

  •
  a duty to exercise powers for the purpose for which such powers were intended.

        The Companies Act imposes a duty on directors and officers of a Bermuda company:

  •
  to act honestly and in good faith with a view to the best interests of the company;

  •
  to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

  •
  to disclose material conflicts of interest to the board of the company at the first opportunity.

        In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

        The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he or she has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his or her appointment, he or she ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers.

        The Companies Act also provides that a company may agree in its bye-laws or by contract or some other arrangement to exempt or indemnify its directors from any loss arising or liability attaching to him or her by virtue of any rule of law in respect of any negligence, default, breach of duty or trust in relation to the company or any subsidiary thereof, except for any liability in respect of any fraud or dishonesty, which would otherwise attach to such director. Please see the subheading "Indemnification of Officers, Directors and Employees" in this section.

  Transatlantic

        Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberate manner, and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the shareholders.

        Under the "business judgment rule," courts generally do not second guess the business judgment of directors and officers. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the presumption afforded to directors by the business judgment rule. If the presumption is not rebutted, the business judgment rule attaches to protect the directors from liability for their decisions. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the fairness of the relevant transaction. However, when the board of directors takes defensive action in response to a threat to corporate control and approves a transaction resulting in a sale of control of the corporation, Delaware courts subject directors' conduct to enhanced scrutiny.

        Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys' fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation. The DGCL permits the adoption of a provision in the certificate of incorporation limiting or eliminating the monetary liability of a director to the corporation or its stockholders by reason of a director's breach of the fiduciary duty of care.

        However, the law does not permit any limitation of the liability of a director for: breaching the duty of loyalty to the corporation or its stockholders; failing to act in good faith; obtaining an improper personal benefit from the corporation; or paying a dividend or approving a stock repurchase that was illegal under Delaware law.

Indemnification of Officers, Directors and Employees

Validus	Transatlantic

The Validus Bye-laws indemnify its directors, officers and (in the discretion of the board) employees and agents and their heirs, executors and administrators who were or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the company), by reason of his acting in such capacity or his acting in any other capacity for, or on behalf of, the company, against any liability or expense actually and reasonably incurred by such person in respect thereof. In addition, the company shall, in the case of directors and officers, and may, in other cases, advance the expenses of defending any such act, suit or proceeding in accordance with and to the full extent now or hereafter permitted by law.

Under the Validus Bye-laws, each shareholder agrees to waive any claim or right of action, other than those involving willful negligence, willful default, fraud or dishonesty, against the company or any of its officers or directors on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for the company.

Validus has purchased and maintains directors' and officers' liability policies for such purposes.

Under the Validus Bye-laws, no specific provision is made for the indemnification of directors and officers of the company in relation to the affairs of the company's subsidiaries, although (as noted above) such indemnification is not prohibited by Bermuda law.
Under the Bylaws, Transatlantic shall indemnify, to the full extent of the law, any person made or threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of Transatlantic or serves or served at the request of Transatlantic as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such a proceeding, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Transatlantic, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Such rights shall be contract rights and shall include the right to be paid by Transatlantic expenses incurred in defending any action, suit or proceeding in advance of its final disposition, provided that such person shall repay all amounts advanced if it is ultimately determined that such person is not entitled to indemnification under the Bylaws.

Interested Directors / Corporate Opportunities

Validus	Transatlantic

The Validus Bye-laws provide that, a director who is directly or indirectly interested in a contract or proposed contract or arrangement with the company or any of its subsidiaries shall declare the nature of such interest to the board, whether or not such declaration is required by law. Unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum for such meeting.
Subject to the requirements set forth in "Duties of Directors and Director Liability," Transatlantic directors are not prohibited from undertaking transactions with Transatlantic or any of its subsidiaries.

Voting Rights and Quorum Requirements

Validus	Transatlantic

Any individual who is a Validus shareholder and who is present at a meeting may vote in person as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders.

The Validus Bye-laws also permit attendance at general meetings by proxy.

Subject to the "Limitations on Voting Rights" described above, each holder of voting common shares is entitled to one vote per voting common share held.
Under the Transatlantic restated certificate of incorporation, each holder of common stock shall be entitled to one vote for each share of common stock standing in his or her name on the stock transfer books of Transatlantic. Except as otherwise provided in the rights, powers or preferences in any class or series of preferred stock of Transatlantic, all voting rights of Transatlantic shall be vested in the common stock.

Any individual who is a Transatlantic stockholder and who is present at a meeting may vote in person as may any corporate stockholder that is represented by a duly authorized representative at a meeting of stockholders.

The Bylaws also permit attendance at general meetings by proxy.

Subject to the "Limitations on Voting Rights" described above, each holder of voting common shares is entitled to one vote per voting common share held.

Approval of Certain Transactions

  Validus

        The Companies Act is silent on whether a company's shareholders are required to approve a sale, lease or exchange of all or substantially all of a company's property and assets. Bermuda law does require, however, that shareholders approve certain forms of mergers and reconstructions.

        Takeovers:    Bermuda law provides that where an offer is made for shares of a company and within four months of the offer the holders of not less than 90% of the shares which are the subject of the offer accept the offer, the offeror may, by notice, require the non-tendering shareholders to transfer their shares on the terms of the offer dissenting shareholders may apply to the Court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the Court should exercise its discretion to enjoin the required transfer, which the Court will be unlikely to do unless there is evidence of fraud, bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

        Amalgamations:    Pursuant to Bermuda law, the amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company's board of directors and by its shareholders. Unless the company's bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. The required vote of shareholders may be reduced by a company's bye-laws. For purposes of approval of an amalgamation, all shares, whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of such class would be altered by virtue of the amalgamation. Any shareholder who does not vote in favor of the amalgamation and who is not satisfied that he or she has been offered fair value for his or her shares may, within one month of receiving the company's notice of shareholder meeting to consider the amalgamation, apply to the Court to appraise the fair value of his or her shares. No appeal will lie from an appraisal by the Court. The costs of any application to the Court shall be in the discretion of the Court.

  Transatlantic

        Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Additionally, Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital stock.

Discontinuance or Change of Jurisdiction of Incorporation

Validus	Transatlantic
The Validus Bye-laws permit the Validus Board, subject to approval by a majority of shareholders, to exercise all the powers of the company to discontinue the company.	Under the Bylaws and Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of Transatlantic stock is required for a proposal to dissolve Transatlantic.

Amalgamation, Merger or Other Business Combination

Validus	Transatlantic
The Validus Bye-laws do not currently make specific provision for a different majority vote or a different quorum than that which has been set out in the Companies Act.
Under the Bylaws, the affirmative vote of the holders of a majority of the outstanding shares of Transatlantic stock is all that is required for certain transactions that by applicable law must be submitted to shareholders for their approval, such as, a merger, the sale of substantially all of Transatlantic's assets, or a proposal to dissolve Transatlantic.

Business Combination Statutes

Validus	Transatlantic

A Bermuda company may not enter into certain business transactions with its significant shareholders or affiliates without obtaining prior approval from its board of directors and, in certain instances, its shareholders. Examples of such business transactions include amalgamation, mergers, asset sales and other transactions in which a significant shareholder or affiliate receives or could receive a financial benefit that is greater than that received or to be received by other shareholders.
The DGCL prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" owning 15% or more of the corporation's voting stock for three years following the time that the "interested stockholder" becomes such, subject to certain exceptions. Transatlantic has not opted out of Section 203 in the Transatlantic charter and is therefore governed by the terms of this provision of the DGCL.

Appraisal Rights/Dissenters' Rights

  Validus

        Under Bermuda law, a dissenting shareholder of an amalgamating company that does not believe it has been offered fair value for its shares may apply to the Court to appraise the fair value of its shares. Where the Court has appraised any such shares and the amalgamation has been consummated prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount (if any) paid to the dissenting shareholder for his or her shares is less than that appraised by the Court, the amalgamated company shall pay to such shareholder the difference between the amount paid to such shareholder and the value appraised by the Court. Bermuda law provides for dissenters' rights in an amalgamation between non-affiliated companies and affiliated companies where one company is not a Bermuda company.

  Transatlantic

        Under Delaware law, in certain situations, appraisal rights may be available in connection with a merger or a consolidation. Appraisal rights are not available under Delaware law to stockholders of the surviving corporation when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger in accordance with Section 251(f) of the DGCL. In addition, no appraisal rights are available under Delaware law to holders of shares of any class of or series of stock which is either listed on a national securities exchange; or held of record by more than 2,000 stockholders.

        Notwithstanding the above, appraisal rights shall be available to those stockholders who are required by the terms of the agreement of merger or consolidation to accept for that stock anything other than:

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  shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof;

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  shares of stock of another corporation, or depository receipts in respect thereof, which, as of the effective date of the merger or consolidation, are listed on a national securities exchange or held of record by more than 2,000 stockholders;

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  cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs; or

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  any combination of the items listed above.

Shareholder's and Derivative Suits

Validus	Transatlantic

The Validus Bye-laws provide that shareholders waive any claim or right of action that they might have, whether individually or by or in the right of the company, against any of its directors or officers for any act or failure to act in the performance of such director's or officer's duties, except in respect of any fraud or dishonesty which may attach to such director or officer.
Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Amendment of Memorandum of Association and Certificate of Incorporation

Validus	Transatlantic

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters a company's business objects may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company's issued share capital or of any class of shares have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering a company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.
Under the Transatlantic restated certificate of incorporation, Transatlantic has reserved the right to amend the Transatlantic restated certificate of incorporation. However, the DGCL provides that any amendment to the certificate of incorporation of a Delaware corporation shall be approved by the Transatlantic Board, by an affirmative vote of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class.

Amendment of the Validus Bye-laws and the Bylaws

Validus	Transatlantic
Consistent with Bermuda law, the Validus Bye-laws may only be amended by a resolution adopted by the board of directors and by resolution of the shareholders.
Under the Transatlantic restated certificate of incorporation, the Transatlantic Board may amend the Bylaws without the approval of the stockholders of Transatlantic in any manner that is not inconsistent with the DGCL or the Transatlantic restated certificate of incorporation. In addition, under the Bylaws, either of the board of directors, by majority vote, or the stockholders, by the affirmative vote of holders of record of at least a majority of the combined voting power of all of the outstanding capital stock entitled to vote thereon, may amend or repeal the Bylaws.

Inspection of Books and Records; Shareholder Lists

  Validus

        Under Bermuda law, members of the general public have the right to inspect a company's public documents available at the office of the Registrar of Companies in Bermuda, which will include a company's memorandum of association (including its objects and powers) and certain alterations to its memorandum of association, including any increase or reduction of the company's authorized capital.

        Registered shareholders have the additional right to inspect the bye-laws, minutes of general meetings and audited financial statements of a company, which must be presented to the annual general meeting of shareholders. A company's register of members is also open to inspection by shareholders, and to members of the public, without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain a share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

  Transatlantic

        Delaware law permits any stockholder to inspect or obtain copies of a corporation's stockholder list and its other books and records for any purpose reasonably related to such person's interest as a shareholder.

Required Purchase and Sale of Shares

  Validus

        An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

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  By a procedure under the Companies Act known as a "scheme of arrangement." A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders (excluding shares owned by the acquirer) present and voting at a court-ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the Court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement;

  •
  If the acquiring party is a company it may compulsorily acquire all the shares of the target company by acquiring, pursuant to a tender offer, 90% in value of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of at least 90% in value of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders could be compelled to sell their shares unless the Court (on application made within a one-month period from the date of the offeror's notice of its intention to acquire such shares) orders otherwise; or

  •
  Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Court for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

  Transatlantic

        Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital stock.

For additional information or assistance, please contact Innisfree M&A Incorporated, the firm assisting
Validus in the solicitation of consents:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll Free: (877) 717-3929
Banks and Brokers May Call Collect: (212) 750-5833

PRELIMINARY FORM OF CONSENT CARD DATED NOVEMBER 3, 2011—SUBJECT TO
COMPLETION

THIS CONSENT IS SOLICITED BY

VALIDUS HOLDINGS, LTD.,
TV HOLDINGS, LLC,
and
TV MERGER SUB, LLC
(COLLECTIVELY, "VALIDUS")

WITH RESPECT TO
TRANSATLANTIC HOLDINGS, INC.
AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF TRANSATLANTIC
HOLDINGS, INC.

        Unless otherwise indicated below, the undersigned hereby consents pursuant to Section 228 of the General Corporation Law of the State of Delaware, as amended, with respect to all shares of common stock, par value $1.00 per share, of Transatlantic Holdings, Inc., a Delaware corporation ("Transatlantic"), held by the undersigned as of                , 2011, the record date for determining shares entitled to consent, to the taking of the following actions without a meeting of Transatlantic stockholders:

        IF NO BOX IS MARKED FOR ANY PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY OF VALIDUS' NOMINEES, IN EACH CASE, WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED RELATING TO THE APPLICABLE PROPOSAL. VALIDUS RECOMMENDS THAT YOU PROMPTLY CONSENT TO ALL PROPOSALS.

        The validity of this consent is governed by Delaware law. This consent does not revoke any prior powers of attorney except for prior consents given in connection with this consent solicitation.

        Although neither Proposal 4 nor Proposal 5 is subject to, or conditioned upon, the adoption of the other, if none of the existing members of the Transatlantic board of directors (the "Transatlantic Board") are removed pursuant to Proposal 4, then only one of Validus' nominees may be elected to the Transatlantic Board. Likewise, because Transatlantic's public disclosure indicates that the size of the Transatlantic Board is currently set at eight directors and only seven directors currently hold office, subject to the approval of Proposal 1, all three of Validus' nominees could be elected to the Transatlantic Board even if only two Transatlantic directors are removed pursuant to Proposal 4.

        Because Proposal 2 contemplates the amendment of Transatlantic's Amended and Restated Bylaws (the "Bylaws") to permit stockholders to determine the size of the Transatlantic Board, Proposal 6 is subject to, and conditioned on, the approval of Proposal 2 by Transatlantic stockholders.

VALIDUS RECOMMENDS THAT YOU PROMPTLY CONSENT
TO ALL OF THE PROPOSALS BELOW.

1.     Proposal 1 (Bylaw 3.3 Amendment Proposal)

        RESOLVED, that Article III, Section 3.3 of the Bylaws is hereby amended and restated as follows:

  Section 3.3 Filling Vacancies.    Any vacancy occurring in the Board of Directors by reason of death, resignation, or removal shall be filled by (i) the affirmative vote of a majority of the remaining directors entitled to vote, even if the remaining directors may constitute less than a quorum of the Board of Directors, or (ii) by the stockholders; provided, however, that any vacancy occurring as a result of a director being removed from office by the stockholders shall only be filled by the stockholders. A director elected to fill a vacancy shall serve for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election at a regular meeting or a special meeting of the Board of Directors called for that purpose, or at an annual meeting or a special meeting of stockholders called for that purpose.

☐    CONSENT            ☐    DOES NOT CONSENT            ☐    ABSTAIN

2.     Proposal 2 (Bylaw 3.1 Amendment Proposal)

        RESOLVED, that Article III, Section 3.1 of the Bylaws is hereby amended and restated as follows:

  Section 3.1 Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Restated Certificate of Incorporation. The number of directors, which shall constitute the Board of Directors, shall be not less than three (3) directors and may increase to such other number of Directors, not to exceed twelve (12) Directors, as may be determined by the Board of Directors or the stockholders of the Corporation from time to time. No decrease in the number of authorized directors of the Board of Directors shall have the effect of shortening the term of any incumbent director. Directors need not be stockholders.

☐    CONSENT            ☐    DOES NOT CONSENT            ☐    ABSTAIN

3.     Proposal 3 (Repeal Subsequent Amendment to the Bylaws Proposal)

  RESOLVED, that any changes to the amended and restated bylaws of Transatlantic Holdings, Inc. filed with the Securities and Exchange Commission on July 28, 2011 (other than any changes contemplated by Proposal 1 and Proposal 2 described in the Consent Statement of Validus Holdings, Ltd., TV Holdings LLC and TV Merger Sub, LLC, dated                , 2011) be and are hereby repealed.

☐    CONSENT            ☐    DOES NOT CONSENT            ☐    ABSTAIN

4.     Proposal 4 (Removal of Directors Proposal)

  RESOLVED, that each of the seven directors of Transatlantic Holdings, Inc., Richard S. Press, Stephen P. Bradley, Ian H. Chippendale, John G. Foos, John L. McCarthy, Robert F. Orlich and Michael C. Sapnar, and each person, if any, nominated, appointed or elected by the board of directors of Transatlantic Holdings, Inc. prior to the effectiveness of this resolution to become a member of the board of directors of Transatlantic Holdings, Inc. at any future time or upon any event, be and hereby is removed.

☐    CONSENT            ☐    DOES NOT CONSENT            ☐    ABSTAIN

INSTRUCTION: IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 4 BUT NOT ALL OF THEM, MARK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW.

5.     Proposal 5 (Election of the Nominees Proposal)

  To elect each of the following three (3) individuals to serve as a director of Transatlantic Holdings, Inc.: Raymond C. Groth, Paul G. Haggis, and Thomas C. Wajnert.

☐    CONSENT            ☐    DOES NOT CONSENT            ☐    ABSTAIN

INSTRUCTION: IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 5, MARK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

6.     Proposal 6 (Board Size Proposal)

  RESOLVED, that pursuant to Article III, Section 3.1 of the Bylaws, the number of directors which shall constitute the Board of Directors shall be equal to (x) the number of nominees, if any, elected pursuant to Proposal 5 plus (y) the number of Transatlantic directors, if any, not removed pursuant to Proposal 4 and remaining in office immediately thereafter (other than any nominee).

☐    CONSENT            ☐    DOES NOT CONSENT            ☐    ABSTAIN

IN THE ABSENCE OF CONTRARY INSTRUCTIONS, OR IF NO INSTRUCTIONS ARE GIVEN, THE UNDERSIGNED HEREBY CONSENTS TO EACH PROPOSAL LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Dated: 2011
Signature of Stockholder
Signature of Stockholder (if held jointly)
Title(s)

Please sign exactly as your name or names appear on the stock certificate or on the attached label. If shares are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE PROMPTLY SIGN, DATE AND RETURN THIS BLUE CONSENT CARD
IN THE POSTAGE-PAID ENVELOPE PROVIDED.